                                     Heartland Properties, Inc.-Consolidated Balance Sheet
                                               Including Iowa Investments
                                                 As of June 30, 2000
                                                    ** UNAUDITED **


                                                                                      HPI
                                                                                      ---
Cash and cash equivalents                                                          5,717,731
Trade account receivable                                                           1,078,722
Allowance for doubtful accounts                                                     (182,610)
Restricted cash - short-term                                                       1,644,929
Loan to Money Pools                                                                        0
Other current assets:                                                                      0
       Short-term notes receivable                                                 2,018,768
       Current portion of l-t notes rec                                                    0
       Deferred income tax                                                                 0
       Federal income tax receivable                                              (2,136,480)
       State income tax receivable                                                     4,987
       Receivable form parent and affiliates                                           3,000
       Receivable from other related parties                                       2,290,524
       Other                                                                         231,476
                                                                -----------------------------
         Total other current assets                                                2,412,275
                                                                                           0
                                                                -----------------------------
       Total Current Assets                                                       10,671,047
                                                                -----------------------------
                                                                                           0
Operating property and equipment                                                     800,894
Rental property                                                                  116,539,112
                                                                -----------------------------
       Total property                                                            117,340,006
                                                                -----------------------------
Accumulated depreciation - operating                                                 490,141
Accumulated depreciation - rental                                                 24,757,573
                                                                -----------------------------
       Total accumulated depreciation                                             25,247,714
                                                                                           0
       Net Fixed Assets                                                           92,092,292
                                                                -----------------------------
                                                                                           0
Net intangible assets                                                              1,707,391
                                                                -----------------------------
                                                                                           0
Investment - interco                                                                       0
                                                                -----------------------------
                                                                                           0
                                                                                           0
                                                                -----------------------------
Restricted cash - long-term                                                                0
                                                                                   4,777,416
                                                                -----------------------------
Long-term assets                                                                           0
       Long-term notes receivable                                                          0
       Due from related party                                                              0
       Deferred income taxes                                                       3,961,569
       Equity and other investments                                                        0
       Other                                                                       5,299,652
         Total long-term assets                                                    1,469,200
                                                                -----------------------------
                                                                                   2,358,066
                                                                -----------------------------
       TOTAL ASSETS                                                                        0
                                                                                 119,978,567
                                                                =============================

                                      Heartland Properties, Inc.-Consolidated Balance Sheet
                                               Including Iowa Investments
                                                   As of June 30, 2000
                                                    ** UNAUDITED **

                                                                                      HPI
                                                                                   Combined
                                                                                   --------
Line of credit borrowing                                                         (10,495,153)
Payable to parent and affiliates                                                     581,858
                                                                -----------------------------
       Total short-term debt                                                      (9,913,295)
                                                                -----------------------------
Current maturities of long-term debt                                               2,813,294
Trade accounts payable                                                               581,566
Payable to other related parties                                                           0
Accrued payroll and vacation                                                         107,136
Accrued interest payable                                                           1,779,853
Federal income tax payable                                                                 0
State income tax payable                                                                   0
Deferred revenue                                                                       3,443
Other current liabilities                                                          2,499,355
                                                                -----------------------------
                                                                                           0
       Total Current Liabilities                                                  (2,128,648)
                                                                -----------------------------
                                                                                           0
Long-term debt                                                                             0
Mortgage notes payable on rental                                                  68,859,453
Long-term debt with related party                                                          0
                                                                -----------------------------
                                                                                           0
       Total long-term debt                                                       68,859,453
                                                                -----------------------------
                                                                                           0
Deferred income tax                                                                4,487,391
                                                                                           0
Other long-term liabilities                                                        3,902,200
                                                                -----------------------------
                                                                                           0
       TOTAL LIABILITIES                                                          75,120,396
                                                                -----------------------------
                                                                                           0
Minority interest                                                                    824,603
                                                                                           0
Common stock                                                                       2,695,213
Additional paid in capital                                                        35,091,424
Syndication/stock iss. costs                                                        (522,579)
                                                                -----------------------------
       Total common stock                                                         37,264,058
                                                                -----------------------------
Dividends paid                                                                   (14,880,808)
Retained earnings - prior year                                                    20,302,409
Unrealized Security Gain/Loss                                                              0
Current year earnings(loss)                                                        1,347,909
                                                                -----------------------------
       Total reinvested earnings                                                   6,769,510
                                                                -----------------------------
                                                                                           0
       TOTAL STOCKHOLDERS' EQUITY                                                 44,033,568
                                                                -----------------------------
                                                                                           0
       TOTAL LIABILITIES AND EQUITY                                              119,978,567
                                                                =============================
                                                                                           -

                                     Heartland Properties, Inc.-Consolidated Income Statement
                                               Including Iowa Investments
                                       For the Twelve Months Ended June 30, 2000
                                                    ** UNAUDITED **

                                                                                       HPI
                                                                                    Combined
                                                                                    --------
Professional services                                                                323,979
Rental revenue                                                                     5,911,369
                                                                -----------------------------
       Gross revenue                                                               6,235,348
                                                                -----------------------------
Less: reimbursements                                                                       0
                                                                -----------------------------
                                                                                           0
Net revenue                                                                        6,235,348
                                                                -----------------------------
                                                                                           0
Operating expenses                                                                         0
       Operating expenses                                                          1,370,058
       Administrative and general expenses                                         3,167,173
       Depreciation                                                                1,601,039
       Amortization                                                                   45,281
       Taxes other than income                                                       605,807
                                                                -----------------------------
                                                                                           0
         Total operating expenses                                                  6,789,358
                                                                -----------------------------
                                                                                           0
Pre-Bonus Operating Inc (Loss)                                                      (554,010)
                                                                                           0
Bonus                                                                                 52,500
                                                                -----------------------------
                                                                                           0
Post-Bonus Operating Inc (Loss)                                                     (606,510)
                                                                -----------------------------
                                                                                           0
Interest income - trade                                                              620,515
Interest income - interco                                                             88,243
                                                                -----------------------------
                                                                                           0
       Total interest income                                                         708,758
                                                                -----------------------------
                                                                                           0
Interest expense - trade                                                           2,249,778
Interest expense - interco                                                            (2,729)
                                                                -----------------------------
                                                                                           0
       Total interest expense                                                      2,247,049
                                                                -----------------------------
                                                                                           0
Dividend income - trade                                                                    0
Dividend income - interco                                                                  0
Equity losses in unconsolidated entities                                            (281,658)
Equity gain (loss) in Cargill                                                              0
Other income (expense)                                                              (445,431)
                                                                -----------------------------
                                                                                           0
       Total other income (expense)                                                9,479,314
                                                                -----------------------------
                                                                                           0
Pre-Tax Income (Loss)                                                             (2,871,890)
                                                                -----------------------------
                                                                                           0
Federal income tax expense (benefit)                                              (1,153,364)
LIH tax credits                                                                   (2,840,864)
Federal deferred income tax                                                                0
State deferred income tax                                                                  0
State income tax expense (benefit)                                                  (225,493)
                                                                -----------------------------
                                                                                           0
       Total tax benefit                                                          (4,219,721)
                                                                -----------------------------
                                                                                           0
       Net Income (Loss) B/F Minority Int.                                         1,347,831
                                                                                           0
       Minority Interest Net (Income) Loss                                               (78)
                                                                -----------------------------
                                                                                           0
       Net Income (Loss)                                                           1,347,909
                                                                =============================

Response to SEC request
File No. 70-9323
Reporting period 1/1/00 through 6/30/00


Exhibit B





3. A copy of the partnership agreement for each partnership is attached.

      Pickerel Park Associates Limited Partnership
      Meadow Wood Associates of Carroll Phase II, L.P.
      Fort Madison IHA II Senior Housing Limited Partnership

              _______________________________________


           PICKEREL PARK ASSOCIATES LIMITED PARTNERSHIP

              _______________________________________





                  AMENDED AND RESTATED AGREEMENT
                      OF LIMITED PARTNERSHIP








                   Dated as of February 1, 2000

           PICKEREL PARK ASSOCIATES LIMITED PARTNERSHIP

                         TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
               `

ARTICLE I -- Preliminary Statement.                                                                       1

ARTICLE II -- Continuation; Name; and Purpose.                                                            1
                     Section 2.1          Continuation.                                                   1
                     Section 2.2          Name and Office.                                                1
                     Section 2.3          Purpose.                                                        2
                     Section 2.4          Authorized Acts.                                                2
                     Section 2.5          Term and Dissolution.                                           3

ARTICLE III -- Partners; Capital                                                                          3
                     Section 3.1          General Partner                                                 3
                     Section 3.2          Limited Partners                                                4
                     Section 3.3          Partnership Capital                                             4
                     Section 3.4          Withdrawal of Capital                                           5
                     Section 3.5          Liability of Limited Partners                                   5
                     Section 3.6          Additional Limited Partners                                     5

ARTICLE IV -- Limited Partner Capital Contributions                                                       6
                     Section 4.1          Payments                                                        6
                     Section 4.2          Special Adjustments.                                            7
                     Section 4.3          Repurchase Obligation of the General Partner                    9
                     Section 4.4          Repurchase Option of the General Partner.                      11
                     Section 4.5          Right of First Refusal of the General Partner                  11

ARTICLE V -- Profits, Losses and Distributions                                                           12
                     Section 5.1          Profits, Losses and Tax Credits                                12
                     Section 5.2          Distributions Prior to Dissolution                             13
                     Section 5.3          Distributions Upon Dissolution                                 14
                     Section 5.4          Special Provisions                                             15

ARTICLE VI -- General Partner Rights, Powers and Duties                                                  18
                     Section 6.1          Restrictions on Authority                                      18
                     Section 6.2          Personal Services                                              19
                     Section 6.3          Business Management and Control; Tax Matters Partner.          19
                     Section 6.4          Authority of General Partner                                   20
                     Section 6.5          Duties and Obligations                                         21
                     Section 6.6          Representations and Warranties                                 23
                     Section 6.7          Liability                                                      26
                     Section 6.8          Indemnification                                                26
                     Section 6.9          Development Completion Obligation                              27
                     Section 6.10         Operating Expense Obligation                                   27
                     Section 6.11         Development Services                                           28
                     Section 6.12         Property Management                                            28
                     Section 6.13         Borrowings                                                     30
                     Section 6.14         Replacement Reserve                                            31

ARTICLE VII -- Books and Records, Accounting and Reports                                                 31
                     Section 7.1          Books and Records                                              31
                     Section 7.2          Bank Accounts                                                  31
                     Section 7.3          Accountants                                                    32
                     Section 7.4          Reports, Financial Statements, Tax Returns                     32
                     Section 7.5          Tax Elections                                                  34
                     Section 7.6          Fiscal Year and Accounting Method.                             34

ARTICLE VIII -- Retirement of a General Partner                                                          34
                     Section 8.1          Retirement                                                     34
                     Section 8.2          Obligation to Continue                                         35
                     Section 8.3          Retirement of a Sole General Partner                           35
                     Section 8.4          Interest of Retired General Partners                           35
                     Section 8.5          Designation of New General Partners                            36
                     Section 8.6          Additional and Substitute General Partners                     36
                     Section 8.7          Amendment of Certificate                                       38

ARTICLE IX -- Limited Partner Transfers                                                                  38
                     Section 9.1          Assignments                                                    38
                     Section 9.2          Substitute Limited Partners                                    39
                     Section 9.3          Restrictions                                                   39
                     Section 9.4          Other Limited Partners                                         39

ARTICLE X -- General Provisions                                                                          39
                     Section 10.1         Amendments to Certificate                                      39
                     Section 10.2         Notices                                                        40
                     Section 10.3         Word Meanings                                                  40
                     Section 10.4         Binding Provisions                                             40
                     Section 10.5         Applicable Law                                                 40
                     Section 10.6         Counterparts                                                   41
                     Section 10.7         Separability of Provisions                                     41
                     Section 10.8         Paragraph Titles                                               41
                     Section 10.9         Amendments                                                     41
                     Section 10.10        Time of Admission                                              41

ARTICLE XI -- Defined Terms                                                                              41

Schedule A -- Schedule of Partners
Exhibit 1 --  Legal Description of Property
Exhibit 2 --  Projected Initial Rent Levels and Operating Expenses
Exhibit 3 --  Reporting Guidelines

           PICKEREL PARK ASSOCIATES LIMITED PARTNERSHIP

                  AMENDED AND RESTATED AGREEMENT
                      OF LIMITED PARTNERSHIP


1. -- Preliminary Statement.

      Pickerel Park Associates Limited Partnership (the "Partnership") was formed as a limited partnership under the laws of  the  State  of  Minnesota  pursuant  to a  Limited  Partnership
Agreement dated July 16, 1999. A certificate of limited partnership was filed with the Filing Office on July 19, 1999.

      The purposes of this amendment to and restatement of said Agreement are to: (i) admit Alliant Energy Investments, Inc., an Iowa corporation, as the Investor Limited Partner and to admit Heartland Special Limited, Inc., a Wisconsin corporation , as the Special Limited Partner; (ii) provide for the withdrawal of Newbury Development Company as the pre-existing limited partner; and (iii) set out more fully the rights, obligations and duties of the General Partner and the Limited Partners and to restate the partnership agreement in its entirety.

      It is hereby agreed that the agreement of limited partnership is hereby amended and fully restated as provided herein. Capitalized terms not defined in the text hereof shall have the meanings set forth in Article XI.


2. -- Continuation; Name; and Purpose.

      2.1. Continuation.

      The  parties  hereto  hereby  agree to  continue  the limited
partnership    known   as   Pickerel   Park   Associates    Limited
Partnership, formed pursuant to the provisions of the Uniform Act.

      2.2. Name and Office.

      The Partnership shall continue to be conducted under the name of Pickerel Park Associates Limited Partnership. The principal office of the Partnership shall be at 100 Court Avenue, Suite 212, Des Moines, Iowa, and the principal office in Minnesota shall be 1825 Ninth Street West, Albert Lea, Minnesota. The Partnership may also maintain offices at the
Property.  The  resident  agent  for  service  of  process  on  the
Partnership shall be Newbury Development Company, CT System, Inc., 405 Second Avenue South, Minneapolis, Minnesota. The
General Partner may at any time change the location of a Partnership office or the identity or address of its resident agent in the State and shall give due notice of any such change to the Limited Partners.

      2.3. Purpose.

      The purpose of the Partnership is to acquire, construct, develop, improve, own, maintain, operate, manage, lease, sell, and otherwise deal with the Property. The Partnership and the General Partner shall operate the Property in accordance with the Property Documents and any applicable governmental regulations. The Partnership shall not engage in any other business or activity.

      2.4. Authorized Acts.

      In furtherance of its purposes, but subject to all other provisions of this Agreement including, but not limited to,
Article III and Article VI, the Partnership is hereby authorized, and the General Partner shall have full power, authority and discretion to cause the Partnership:

      (i) To acquire by purchase, lease or otherwise any real or personal property which may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership.

      (ii) To construct, operate, maintain, finance and improve, and to own, sell, convey, assign, mortgage or lease any real
estate  and  any  personal   property   necessary,   convenient  or
incidental   to  the   accomplishment   of  the   purposes  of  the
Partnership.

      (iii)To borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Partnership, and to secure the same by mortgage, pledge or other lien on the Property or any other assets of the Partnership.

      (iv) To prepay in whole or in part, refinance, recast, increase, modify or extend a Mortgage and in connection therewith to execute any extensions, renewals, or modifications of the Mortgages.

      (v) To employ a Management Agent, including an Affiliate, to manage the Property, and to pay reasonable compensation for such services.

      (vi) To enter into, perform and carry out contracts of any kind, including contracts with Affiliates, necessary to, in connection with or incidental to, the accomplishment of the purposes of the Partnership, specifically including, but not limited to, the execution and delivery of the Property Documents, and all other agreements, certificates, instruments or documents required by the Lenders in connection with the Property Documents and the acquisition, construction, development, improvement, maintenance and operation of the Property or otherwise required by the Lenders in connection with the Property.

      (vii)To enter into any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Partnership, so long as said activities and contracts may be lawfully carried on or performed by a partnership under the laws of the State.

      2.5. Term and Dissolution.

      The Partnership shall continue in full force and effect until December 31, 2050, except that the Partnership shall be dissolved prior to such date upon the happening of any of the following events:

           2.5.1. The sale or other disposition of all or substantially all the assets of the Partnership; or

           2.5.2. The Retirement of a General Partner if no General Partner remains and the Partnership is not reconstituted with a successor General Partner pursuant to Section 8.3; or

           2.5.3. The occurrence of any event which would cause the dissolution of the Partnership under the Uniform Act notwithstanding the agreement of the Partners or the election of the General Partner to continue the business of the Partnership. The Partners agree, and the General Partner agrees to elect, to continue the business of the Partnership under all circumstances permitted by the Uniform Act.

      Upon dissolution of the Partnership, unless the Partnership is reconstituted pursuant to Section 8.3, the General Partner (or its trustees, receivers, successors, or legal representatives) shall cause the cancellation of the Partnership's Certificate of Limited Partnership as then in force, and shall liquidate the Partnership assets and apply and distribute the proceeds thereof in accordance with Section 5.3. Notwithstanding the foregoing, in the event such liquidating General Partner shall determine that an immediate sale of part or all of the Partnership's assets would cause undue loss to the Partners, the liquidating General
Partner  may,  with  the  prior  consent  of  the  Special  Limited
Partner, in order to avoid such loss, either (i) delay liquidation of, and withhold from distribution for a reasonable time, any assets of the Partnership except those necessary to satisfy Partnership debts and obligations other than debts provided for in Section 5.2.B, Clauses Two and following, or (ii) distribute the assets to the Partners in kind.


3. -- Partners; Capital

      3.1. General Partner.

      The general partners of the Partnership are James F. Levy, an individual resident of Iowa, and Newbury Development Company, an Iowa corporation, at the addresses set forth on the Schedule. (The general partners are referred to collectively herein as the "General Partner".) The General Partner has made a Capital Contribution to the Partnership in the total amount of $100.00 The General Partner shall not be obligated or permitted to make additional Capital Contributions to the Partnership, except that the General Partner shall be obligated to make such additional Capital Contributions to meet Development Cost shortfalls as provided in Section 6.9.B.

      3.2. Limited Partners.

           3.2.1. On the Admission Date, Heartland Special Limited, Inc., a Wisconsin corporation, shall be admitted to the Partnership as the Special Limited Partner, Alliant Energy Investments, Inc., an Iowa corporation, shall be admitted to the Partnership as the Investor Limited Partner, and thenceforth the Limited Partners shall be those Limited Partners shown on the Schedule. The addresses of each of the Limited Partners shall be as set forth on the Schedule.

           3.2.2. Newbury Development Company hereby withdraws as a Limited Partner, effective on the Admission Date, and acknowledges that as of the Admission Date he (i) has received a return of his capital contribution in his capacity as a withdrawn Partner, and (ii) no longer has any interest in or rights or claims against the Partnership in his capacity as a withdrawn Partner or for unpaid fees or compensation earned prior to the Admission Date.

      3.3. Partnership Capital.

           3.3.1. The capital of the Partnership shall be the aggregate amount of the cash and the agreed value of property contributed by the General Partner, and the aggregate amount of the cash contributed by the Limited Partners, which amounts are hereby agreed to be those set forth in the Schedule. The
Schedule  shall  be  amended  from  time  to time  to  reflect  the withdrawal or admission of Partners, any changes in the Partnership interests held by a Partner arising from the transfer of a Partnership interest to or by such Partner and any change in the amounts to be contributed or agreed to be contributed by any Partner; provided that no funds provided by a Partner shall be deemed to be additional Capital Contributions unless payment thereof is pursuant to a specific provision of this Agreement requiring or permitting the making of additional Capital Contributions.

           3.3.2. An individual Capital Account shall be established and maintained for each Partner, including any additional or substituted Partner who shall hereafter receive an interest in Partnership. The Capital Account of each Partner shall consist of (a) the amount of cash such Partner contributes to the Partnership, plus (b) the fair market value of any property such Partner contributes to the Partnership net of any liabilities assumed by the Partnership or to which such property is subject, plus (c) the amount of profits and gain and tax exempt income allocated to such Partner, minus (d) the amount of losses and deductions allocated to such Partner, minus (e) the amount of all cash distributed to such Partner, minus (f) the fair market value of any property distributed to such Partner net of any liabilities assumed by such Partner or to which such property is subject, minus (g) the amount of any other expenditures which are not deductible by the Partnership for Federal income tax purposes or which are not allowable as additions to the basis of Partnership property and which are allocated to such Partner. Each Capital Account shall also be subject to such other adjustments as may be required under the Code and Treasury Regulations. The Capital Account of a Partner shall not be affected by any adjustments to basis made pursuant to Section 743 of the Code.

           3.3.3. The original Capital Account established for any substituted Partner shall be in the same amount as, and shall replace, the Capital Account of the Partner which such substituted Partner succeeds, and, for the purposes of this Agreement, such substituted Partner shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Partner which such substituted Partner succeeds. The term "substituted Partner", as used in this paragraph, shall mean a
Person who shall become entitled to receive a share of the profits, losses and distributions of the Partnership by reason of such Person succeeding to the interest in the Partnership of a Partner by assignment of all or any part of a Partner's interest in the Partnership. To the extent a substituted Partner receives less than 100% of the interest in the Partnership of a Partner it succeeds, the original Capital Account of such substituted Partner and its Capital Contribution shall be in proportion to the interest he receives and the Capital Account of the Partner who retains a partial interest in the Partnership and its Capital Contribution shall continue, and not be replaced, in proportion to the interest he retains. Nothing in this Section 3.3 shall affect the limitations on transferability of Partnership interests set forth in this Agreement.

      3.4. Withdrawal of Capital.

      Except as may be specifically provided in Article V hereof, no Partner shall have the right to withdraw from the Partnership all or any part of its Capital Contribution. No Partner shall have any right to demand and receive property or cash of the Partnership in return of its Capital Contribution except as may be specifically provided in this Agreement.

      3.5. Liability of Limited Partners.

      No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership except to the extent such Limited Partner shall undertake such liability pursuant to a separate written instrument. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution as and when due hereunder, and, after its Capital Contribution shall be fully paid, no Limited Partner shall, except as otherwise required by the Uniform Act, be required to make any further Capital Contributions or lend any funds to the Partnership.

      3.6. Additional Limited Partners.

           3.6.1. Except as may be expressly provided elsewhere in this Agreement, the General Partner shall have no right or authority to admit Limited Partners other than those being admitted pursuant to Section 3.2 unless such admission shall have received the Consent of the Special Limited Partner.

           3.6.2. Any incoming Limited Partner shall, as a condition of receiving any interest in Partnership property, agree to be bound by the Property Documents to the same extent and on the same terms as all other Partners of the same class. Any incoming Limited Partner shall also agree to be bound by the provisions of this Agreement.

           3.6.3. Upon the admission of any additional Limited Partners, the Schedule shall be amended to reflect the names, addresses and Capital Contributions of such additional Limited
Partners, and the date each Limited Partner is admitted to the Partnership.


4. -- Limited Partner Capital Contributions

      4.1. Payments.

           4.1.1. The Special Limited Partner shall pay its entire Capital Contribution of $100.00 to the Partnership in cash on the Admission Date. The Investor Limited Partner shall make its Capital Contributions in the total amount of $1,322,800, which shall be paid in Installments (subject to the provision of Section 4.2.C) as set forth in the following payment schedule (the "Payment Schedule") and upon satisfaction of the conditions set forth in Section 4.1.B:

                (1) The first installment in the amount of $661,400 (the "First Installment") shall be paid on the Admission Date; provided, however, that if as of the Admission Date the development costs to be drawn against are less than the amount of the First Installment, the disbursement of the extra portion of such Installment shall be delayed pending future construction draw requests.

                (2) The second installment in the amount of $264,560 (the "Second Installment") shall be paid on the later of
(a) Full Completion, (b) Basis Certification, and (c) Carryover Allocation Issuance.

                (3)  The  third   installment   in  the  amount  of
$264,560  (the "Third  Installment")  shall be paid on the later of
(a) Permanent Mortgage Closing, and (b) 8609 Issuance.

                (4) The fourth installment in the amount of $132,280 (the "Fourth Installment") shall be paid on the later of
(a) the occurrence of Stabilized Occupancy, and (b) the initial occupancy of all dwelling units in the Property by Qualified Tenants.

           All Capital Contributions received by the Partnership shall be used only for Partnership purposes permitted by this Agreement.

           4.1.2. The obligation of the Investor Limited Partner to pay to the Partnership each Installment is subject to the conditions that (i) each of the preceding Installments shall have become due and payable and (ii) the delivery by the General Partner to the Special Limited Partner of a written certificate (the "Certificate"), which shall be addressed to the Special Limited Partner and the Investor Limited Partner and which shall state that, as of the date of execution of such Certificate, (i) the Installment in question is due and payable to the Partnership (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), and (ii) all preconditions (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), representations, warranties and agreements applicable to such Installment set forth in Sections 4.1 and 6.6 and elsewhere in this Agreement have been satisfied, or are true and correct, as the case may be. The Certificate shall include as an exhibit thereto a copy of the title insurance commitment or policy for the Property including all endorsements (the most recent of which must be dated within 15 days of the date of the Certificate) evidencing the accuracy of the representation set forth in
Section 6.6(viii). The Certificate delivered with respect to the First Installment shall be dated as of the Admission Date, and the Certificate delivered with respect to each subsequent Installment shall be dated no earlier than 15 days prior to the date of payment of such Installment. By acceptance of such Installment on behalf of the Partnership, the General Partner shall be deemed to have reaffirmed and ratified the Certificate as of the date such Installment is paid to the Partnership.

           4.1.3. If as of the date when any Installment or portion thereof would otherwise be payable to the Partnership pursuant to the Payment Schedule, the Certificate required under
Section 4.1.B cannot truthfully be given, then the Installment shall not be payable to the Partnership unless and until (a) the General Partner shall resolve the circumstances which prevent delivery of such Certificate, (b) such resolution shall have been effected in a manner and under circumstances such that the Investor Limited Partner shall not have irrevocably lost any substantial part of the benefits of this Agreement, (c) the General Partner shall not otherwise be in default hereunder and
(d) the Certificate shall be delivered in compliance with the provisions of Section 4.1.B.

      4.2. Special Adjustments.

      Upon occurrence of the events set forth in the following paragraphs, the following adjustments shall be made:

           4.2.1.    Low Income Housing Credit Adjustment.

                (1) If the Annual Reported Credit which will apply to each year of the Credit Period is less than $177,734, then the General Partner shall pay to the Investor Limited
Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to 74.4% of the excess of (a) the sum of the Projected Credit for all years included in the table in the definition of "Projected Credit" minus (b) the sum of the Low Income Housing Credit which will be allocated to the Investor Limited Partner for all such years based on the Annual Reported Credit. If instead such Annual Reported Credit is greater than $177,734, then an offsetting Adjustment Amount shall be determined as aforesaid, and the Investor Limited Partner shall make an additional Capital Contribution to the partnership in an amount equal to that offsetting Adjustment Amount, which additional Capital Contribution shall be payable at the time of the Third Installment.

                (2) In the event that the Actual Credit for 2001 is less than the Projected Credit for such year (after the Projected Credit has been revised by any adjustment made pursuant to Section 4.2.A(1) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to the total shortfall in Projected Credit, and, to the extent the shortfall will be deferred pursuant to Section 42(f)(2)(B) of the Code, the Projected Credit for 2011 shall be increased by the amount of such Adjustment Amount.

                (3) If for any reason (except changes in federal income tax law), the amount of Actual Credit for any year is less than the Projected Credit for such year after the Projected Credit has been revised by any adjustments made pursuant to Sections 4.2.A(1) or 4.2.A(2) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to the sum of
(a) the  shortfall  in  Projected  Credit  for  such  year  and the corresponding shortfall for all future years which will also occur due to the circumstances in question, (b) the amount of any Low Income Housing Credit recapture amount (as defined in Code
Section 42(j), including any interest and/or penalties due to the Internal Revenue Service), if the Internal Revenue Service
determines that the payment by the General Partner to the Investor Limited Partner is not a return of capital, or otherwise determines that such recapture amount is owing, and (c) if the receipt of the foregoing amounts results in a tax liability for the Investor Limited Partner, an amount sufficient to pay such tax liability (calculated at an assumed tax rate of 40%). It is understood and acknowledged that the provisions of this Section 4.2.A(3) may be applied with respect to each year of the Credit Period.

                (4) "Projected Credit" shall mean the amount for each year expected to be allocated to the Investor Limited Partner as set forth in the table below:

                Year                      Projected Credit
                ------------------------------------------

                2001                           $81,456
                2002 and each year
                    thereafter through 2010   $177,734
                2011                           $96,278

When any adjustment is made pursuant to this Section 4.2.A, the "Projected Credit" for purposes of any future adjustment shall be revised to equal the Actual Credit on which such adjustment was computed.

                (5) "Actual Credit" means, with respect to any tax year, the total amount of Low Income Housing Credit actually reported by the Partnership on its tax return for that tax year and allocated to the Investor Limited Partner and not disallowed by any taxing authority, as subsequently adjusted (if applicable) by any Tax Credit recapture amounts (as defined in Section 42(j)(2) of the Code).

                (6) "Annual Reported Credit" means the annual amount of Low Income Housing Credit which is expected to be allocated by the Partnership to the Investor Limited Partner on the Partnership tax return for each year of the Credit Period (subject only to timing adjustments such as placed in service and occupancy dates), as determined and reflected in a statement to be prepared by the Accountants after Full Completion and 8609 Issuance and which (a) shall be based on an audit by the Accountants of Development Costs, (b) shall include supporting documentation and/or certifications from the General Partner and the Accountants indicating the date when each building comprising the Property was placed in service and indicating the number and percentage of tenants occupying units in the Property who are Qualified Tenants and (c) on which the Accountants shall express a favorable opinion as to fair presentation. In no event shall the amount of the Development Completion Fee which is taken into account in computing the Annual Reported Credit exceed the lesser of (a) the amount of such fee actually paid or to be paid pursuant to Section 6.11.A and (b) the amount allowable by the Credit Agency.

           4.2.2.    Intentionally Omitted.

           4.2.3.    Adjustment Procedure.

      When an "Adjustment Amount" shall become due from the General Partner pursuant to this Section 4.2, it shall be paid to the Investor Limited Partner by paying such amount to the Partnership in satisfaction of the Investor Limited Partner's obligation to pay the corresponding amount of the Installment which is next due (and, if necessary, succeeding Installments in order until the Adjustment Amount is fully paid), and the Investor Limited Partner shall pay only the remaining amount (if any) of such Installment(s).

      If the Adjustment Amount exceeds the amount of the succeeding Installments or is determined after all Installments have been paid, then the General Partner shall pay, not later than 30 days following the determination of the Adjustment Amount, to the Investor Limited Partner an amount equal to any portion of the Adjustment Amount which cannot be applied to succeeding Installments. If such amount is not paid to the Investor Limited Partner by the date required above, then the interest rate accruing thereon shall be increased to the rate of 12% per annum retroactively to the date the Adjustment Amount was determined.

      The payment made to the Partnership on behalf of the Investor Limited Partner shall be deemed to be indemnification paid to the Investor Limited Partner by the General Partner for breach of warranty of the availability of the full Projected
Credit and/or the full depreciation tax deductions, shall not constitute a Capital Contribution, loan or advance by the General Partner and shall not be reimbursable or repayable to the General Partner by the Partnership or the Investor Limited Partner. If the General Partner shall default in making such payment to the Partnership, the Partnership's remedies shall be only against the General Partner and the Investor Limited Partner shall nevertheless be deemed to have paid its entire Installment in full.

      4.3. Repurchase Obligation of the General Partner.

      Upon the occurrence of any of the Repurchase Events set forth below, each Limited Partner shall have the right to elect to sell its interest in the Partnership by sending written notice (the "Election Notice") thereof to the General Partner at any time (provided that such notice must be sent within 90 days after receipt by such Limited Partner of notice of the occurrence of a Repurchase Event from the General Partner (which notice the General Partner shall be obligated to give promptly to each
Limited Partner). The purchase shall be made by the General Partner within 120 days after the receipt of the Election Notice. The "Repurchase Events" which shall create the aforesaid right to be repurchased shall be any of the following:

      1. The failure of the Partnership to achieve Minimum Set Aside and to continue to maintain occupancy in compliance with Minimum Set Aside throughout the Compliance Period; or

      2. A determination by the Special Limited Partner or the Internal Revenue Service that the Property is ineligible for 20% or more of the Projected Credit.

      3. The failure of the Partnership to achieve Full Completion by the earlier of (i) December 31, 2001 (or, if the Internal Revenue Service grants a formal, written extension of the placed-in-service date deadline for the Property, then such later date as the Internal Revenue Service shall specify as the new placed-in-service date deadline), or (ii) any earlier date as of which a default shall occur under, or demand for payment shall have been made pursuant to, the Construction Mortgage.

      4. The failure of the Partnership to execute and record by December 31, 2001 (or, if the Internal Revenue Service grants a formal, written extension of the placed-in-service date deadline for the Property, then such later date as the Internal Revenue Service shall specify as the new placed-in-service date deadline) a valid extended use agreement as required pursuant to Section 42 of the Code.

      5. The failure of the Partnership to achieve Carryover Allocation Issuance by December 31, 1999.

      The purchase price for any of the purchases described above shall be an amount in cash equal to the Outstanding Capital of each selling Limited Partner plus interest at the annual rate of 12%, from the occurrence of the Repurchase Event through the date the purchase price is paid. If at the time of such repurchase, the payment of the purchase price plus interest to the selling Limited Partners constitutes a violation of the Uniform Act, the General Partner shall (i) contribute sufficient additional Capital to the Partnership to permit such repurchase without constituting such a violation, and (ii) shall indemnify and hold harmless each selling Limited Partner against all loss and damage by reason of such repurchase being in violation of the Uniform Act.

      Upon the purchase of such interest the General Partner shall become a Substitute Investor Limited Partner to the extent of the Limited Partner interest acquired by them, and the interest as a Limited Partner of each selling Limited Partner shall terminate. Upon the occurrence of any event which requires the General
Partner to give notice of the obligation of the General Partner to purchase the interest of the Limited Partners, as herein described, the Investor Limited Partner shall have no further obligation to pay any subsequent Installment of its Capital Contribution unless the Investor Limited Partner fails to elect, within the time described above, to have its interest repurchased.

      4.4. Repurchase Option of the General Partner.

      At any time after the expiration of the Compliance Period, the General Partner shall have the option to purchase all of the interests of the Investor Limited Partner and Special Limited Partner in the LLC by sending written notice (the "Option Notice") thereof to the Special Limited Partner. The purchase shall be made by the General Partner no later than 90 days after the receipt of the Option Notice by the Special Limited Partner.

      The purchase price for such purchase shall be the fair market value of the Investor Limited Partner and Special Limited Partner's interests in the Property (the "Interests"). To determine the fair market value of the Interests, the General Partner and Special Limited Partner shall have thirty (30) days to mutually agree on a fair market value of the Interests. If the General Partner and Special Limited Partner do not so agree within such thirty (30) days, then they shall mutually select a qualified real estate appraiser to appraise the fair market value of the Interests. Upon receipt of the appraisal, if either the General Partner or Special Limited Partner, in its sole discretion, does not agree that the appraised value to accurately reflect the fair market value of the Interests, then the General Partner and Special Limited Partner shall each separately select other qualified appraisers, both different from each other and from the first appraiser, to appraise the fair market value of the Interests. In that event, the fair market value be the average  of the  three  appraised  values  of the  Interests.  Fair market value shall consider restrictions on transfer and applicable use restrictions on the Property.

      Upon the purchase of the interests of the Investor Limited Partner and the Special Limited Partner, the General Partner
shall become a Substitute Investor Limited Partner to the extent of the Partner(s) interest acquired by them, and the interest as a Partner of each selling Partner shall terminate. The indemnification of the Investor Limited Partner and Special Limited Partner by the General Partner pursuant to Section 6.7 for all events occurring prior to purchase under this Section 4.4, shall survive such purchase of the interests of the Investor Limited Partner and the Special Limited Partner.

      4.5. Right of First Refusal of the General Partner.

      At any time after the expiration of the Compliance Period, if the Investor Limited Partner receives from any Person that is not an Affiliate a bona fide written offer to purchase its Interest in the Partnership, and the Investor Limited Partner desires to accept such offer, then the Investor Limited Partner shall provide written notice (the "Sales Notice") to the General Partner setting forth the terms of the proposed sale (the "Sales Price and Terms"). The General Partner shall then have the option, for a period of 45 days from receipt of the Sales Notice, to purchase the Property at the Sales Price and Terms set forth in the Sales Notice. After the expiration of such option to purchase the Property or upon delivery of notice from all Members to the Managing Member of their election not to exercise such option, the Managing Member shall have a period of 180 days (the "Sales Period") to sell the Property at the Sales Price and Terms. If a sale of the Property has not occurred prior to the expiration of the Sales Period, the Investor Limited Partner shall be required to re-offer the Property for sale in accordance with the provisions of this Section 4.5.

      Upon the purchase of the interests of the Investor Limited Partner and the Special Limited Partner, the General Partner
shall become a Substitute Investor Limited Partner to the extent of the Partner(s) interest acquired by them, and the interest as a Partner of each selling Partner shall terminate. The indemnification of the Investor Limited Partner and Special Limited Partner by the General Partner pursuant to Section 6.7 for all events occurring prior to purchase under this Section 4.5, shall survive such purchase of the interests of the Investor Limited Partner and the Special Limited Partner.


5. -- Profits, Losses and Distributions

      5.1. Profits, Losses and Tax Credits.

           5.1.1. Except as otherwise provided in this Article V, for each fiscal year or portion thereof, all profits, tax-exempt income, gains, losses, nondeductible expenditures and tax credits incurred and/or accrued by the Partnership, other than those arising from a Capital Transaction, shall be allocated 0.01% to the General Partner, and 99.99% to the Limited Partners.

           5.1.2. Except as otherwise provided in this Article V, all profits and losses arising from a Capital Transaction shall be shared by the Partners, as of the end of the fiscal year in which such Capital Transaction occurs, as follows:

      As to profits:
      --------------

      First, an amount of profit equal to the aggregate negative balances (if any) in the Capital Accounts of all Partners having negative Capital Accounts shall be allocated to such Partners in proportion to the negative Capital Account balances until all such Capital Accounts shall have a zero balance; and

      Second, an amount of profits shall be allocated to each of the Partners until the positive balance in the Capital Account of each Partner equals the amount of cash which would be distributed to such Partner in accordance with the provisions of Clauses Fourth, Fifth and Sixth of Section 5.2.B if the aggregate amount of such Capital Accounts balances were cash available for distribution.

      As to losses:
      -------------

      First, an amount of losses equal to the aggregate positive balances (if any) in the Capital Accounts of all Partners having positive balance Capital Accounts shall be allocated to such Partners in proportion to their positive Capital Account balances until all such Capital Accounts shall have zero balances;
provided, however, that if the amount of losses so to be allocated is less than the sum of the positive balances in the Capital Accounts of those Partners having positive balances in their Capital Accounts, then such losses shall be allocated to the Partners in such proportions and in such amounts so that the Capital Account balances of each Partner shall equal, as nearly as possible, the amount such Partner would receive if an amount equal to the excess of (a) the sum of all Partners' balances in their Capital Accounts computed prior to the allocation of losses under this clause First over (b) the aggregate amount of losses to be allocated to the Partners pursuant to this clause First were distributed to the Partners in accordance with the provisions of Clauses Fourth, Fifth and Sixth of Section 5.2.B; and

      Second, the balance, if any of such losses, to those Partners and in those percentage shares set forth in Section 5.1.A.

           C.   Notwithstanding   the   foregoing   provisions   of
Sections 5.1.A and 5.1.B, in no event shall any losses be allocated to a Limited Partner if and to the extent that such allocation would cause, as of the end of the Partnership taxable year, the negative balance in such Limited Partner's Capital Account to exceed such Limited Partner's obligation, if any, to restore deficits in its Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation Section 1.704-1(b)(2)(ii)(c) plus such Limited Partner's share of Partnership Minimum Gain plus such Limited Partner's share of Partner Non-Recourse Debt Minimum Gain. Any losses which are not allocated to the Limited Partners by virtue of the application of this Section 5.1.C shall be allocated to the General Partner. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           D. The terms "profits" and "losses" used in this Agreement shall mean income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with the accounting methods followed by the Partnership computed in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv). Profits and losses for federal income tax purposes shall be allocated in the same manner as profits and losses in this Section 5.1 subject to
Section 5.4.A.

      5.2. Distributions Prior to Dissolution.

           5.2.1. Distributions of Cash Flow. Cash Flow for each fiscal year (or fractional portion thereof) following the Admission Date shall be applied as follows:

                (1) To payment of the Asset Management Fee for such fiscal year and for any prior years to the extent unpaid.

                (2) Seventy percent (70%) of remaining Cash Flow shall be applied in the following priority:

                     (a)  To the payment of  outstanding  Operating
      Deficits Loans;

                     (b)  To   the   payment   of   the   Incentive
      Management Fee; and

                     (c)  To a distribution to the General Partner.

                (3) Thirty percent (30%) of remaining Cash Flow shall be distributed 0.01% to the General Partner (less any distributions made to them pursuant to clause (2)(c)) and the balance shall be distributed to the Limited Partners.

      Distributions of Cash Flow to the Partners shall be made at such reasonable intervals during the fiscal year as shall be determined by the General Partner, and in any event shall be made within 60 days after the close of each fiscal year.

           5.2.2. Distributions of Capital Transaction Proceeds. Prior to dissolution, and subject to any applicable Lender regulations, if the General Partner shall determine from time to time that there are cash proceeds available for distribution from a Capital Transaction, such cash proceeds shall be applied or distributed, as the case may be, as follows:

      First, to the discharge, to the extent required by any lender or creditor, of debts and obligations of the Partnership (including any accrued but unpaid Asset Management Fees), but excluding debts and obligations provided for below in this
Section 5.2.B;

      Second, to fund reserves for contingent liabilities to the extent deemed reasonable by the General Partner, the Special Limited Partner, and the Accountants;

      Third, to the payment of outstanding Operating Deficit Loans;

      Fourth, to the Investor Limited Partner an amount equal to its Outstanding Capital;

      Fifth, to the General Partner an amount equal to its Outstanding Capital; and

      Sixth, any balance thereof, 50% to the General Partner and 50% to the Limited Partners.

      5.3. Distributions Upon Dissolution.

           5.3.1. Upon dissolution and termination, after payment of, or adequate provision for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the Partnership assets, as may be determined by the remaining or surviving General Partner) shall be distributed to the Partners in accordance with the positive balances in their Capital Accounts after taking into account all Capital Account adjustments for the Partnership taxable year, including adjustments to Capital Accounts pursuant to Sections 5.1.B and 5.3.B. In the event that a General Partner has a negative balance in its Capital Account following the liquidation of the Partnership or its interest in the Partnership after taking into account all Capital Account adjustments for the Partnership taxable year in which the liquidation occurs, such General Partner shall pay to the Partnership in cash an amount equal to the negative balance in its Capital Account. Such payment shall be made by the end of such taxable year (or, if later, within 90 days after the date of such liquidation) and shall, upon liquidation of the Partnership, be paid to recourse creditors of the Partnership or distributed to other Partners in accordance with the positive balances in their Capital Accounts.

           5.3.2. With respect to assets distributed in kind to the Partners in liquidation or otherwise, (i) any unrealized appreciation or unrealized depreciation in the values of such assets shall be deemed to be profits and losses realized by the Partnership immediately prior to the liquidation or other distribution event; and (ii) such profits and losses shall be allocated to the Partners in accordance with Section 5.1.B hereof, and any property so distributed shall be treated as a distribution of an amount in cash equal to the excess of such fair market value over the outstanding principal balance of and accrued interest on any debt by which the property is encumbered. For the purposes of this Section 5.3.B, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such assets, taking into account the fair market value of the associated financing (but subject to Section 7701(g) of the Code), and the Partnership's adjusted basis in such assets computed in accordance with Treasury Regulation Section 1.704-1(b). This
Section 5.3.B is merely intended to provide a rule for allocating unrealized gains and losses upon liquidation or other distribution event, and nothing contained in this Section 5.3.B or elsewhere in this Agreement is intended to treat or cause such distributions to be treated as sales for value. The fair market value of such assets shall be determined by an appraiser to be selected by the General Partner with the Consent of the Special Limited Partner.

      5.4. Special Provisions.

      Notwithstanding the foregoing provisions in this Article V:

           A. For federal income tax purposes, income, gain, loss and deduction with respect to property which has a variation between its basis computed in accordance with Treasury Regulation
Section 1.704-1(b) and its basis computed for federal income tax purposes shall be shared among Partners so as to take account of such variation in a manner consistent with the principles of
Section 704(c) of the Code and Treasury Regulation 1.704-3.

           B. Except as otherwise provided in this Article V where profits, losses or distributions are allocated according to Capital Account balances, all profits, losses, credits and distributions shared by the Partners in each class of Partners (e.g., the General Partner class or the Limited Partner class) shall be shared by each Partner in such class in the percentages set forth on the Schedule.

           C.1. If (i) the Partnership incurs recourse obligations or Partner Non-Recourse Debt to the General Partner or its Related Persons (including without limitation Operating Deficit Loans) or (ii) the Partnership incurs losses from extraordinary events which are not recovered from insurance or otherwise (collectively "Recourse Obligations") in respect of any Partnership taxable year, then the calculation and allocation of profits and losses shall be adjusted as follows: first, an amount of deductions (consisting of operating expenses but not cost recovery deductions) attributable to the Recourse Obligations shall be allocated to the General Partner; and second, the balance of such deductions shall be allocated as provided in Section 5.1.A.

           C.2. If the Partnership makes any payment with respect to an obligation with respect to which an allocation of deductions was made under Section 5.4.C.1, then the calculation and allocation of profit and losses in respect of the Partnership taxable year of such payment shall be adjusted as follows: first, an allocation of gross income shall be allocated to the Partner or Partners to whom the deductions were allocated under Section 5.4.C.1 in an amount equal to the lesser of (i) the amount of such deductions minus all previous allocations with respect to such deductions under this Section 5.4.C.2 or (ii) the amount of such payment; and second, the balance of such gross income shall be allocated as provided in Section 5.1.A.

           D. If there is a net decrease in Partner Non-Recourse Debt Minimum Gain during a Partnership taxable year, then each Partner with a share of the minimum gain attributable to such debt at the beginning of such year will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease in Partner Non-Recourse Debt Minimum Gain during the year. A Partner is not subject to this Partner Non-Recourse Debt Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(i)(4) applied consistently with Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(i)(4) under Section 704 of the Code.

           E. If the Partnership shall receive any purchase money indebtedness in partial payment of the purchase price of the Property and such indebtedness is distributed to the Partners pursuant to the provisions of Section 5.2.B or Section 5.3, the distributions of the cash portion of such purchase price and the principal amount of such purchase money indebtedness hereunder shall be allocated among the Partners in the following manner. On the basis of the sum of the principal amount of the purchase money indebtedness and cash payments received on the sale (net of amounts required to pay Partnership obligations and fund reasonable reserves), there shall be calculated the percentage of the total net proceeds distributable to each class of Partners based on Section 5.2.B or under Section 5.3, as applicable, treating cash payments and purchase money indebtedness principal fungibly for this purpose, and the respective classes shall receive  such  respective  percentages  of the  net  cash  purchase price and purchase money principal. Payments on such purchase money indebtedness retained by the Partnership shall be distributed in accordance with the respective portions of principal allocated to the respective classes of Partner in accordance with the preceding sentence, and if any such purchase money indebtedness shall be sold, the sale proceeds shall be allocated in the same proportion.

           F.   If there is a net decrease in  Partnership  Minimum
Gain  during a  Partnership  taxable  year,  each  Partner  will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain during the year. A Partner is not subject to this Partnership Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(f) under
Section 704 of the Code.

           G. If a Limited Partner unexpectedly receives (1) an allocation of loss or deduction or expenditures described in
Section 705(a)(2)(B) of the Code made (a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to Section 706(d) of the Code as the result of a change in any Partner's interest in the Partnership, or (c) pursuant to Regulation Section 1.751-1(b)(2)(ii) as a result of a distribution by the Partnership of unrealized receivables or inventory items or (2) a distribution, and such allocation and/or distribution would cause the negative balance in such Partner's Capital Account to exceed such Partner's obligation, if any, to restore deficits in its Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation
Section 1.704-1(b)(2)(ii)(c) plus its share of Partner Non-Recourse Debt Minimum Gain plus its share of Partnership Minimum Gain, then such Partner shall be allocated items of income and gain (including gross income if necessary) in an amount and manner sufficient to eliminate such negative balance as quickly as possible. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           H. Notwithstanding anything to the contrary herein, it is the intention of the Partnership to conform to the requirements of any Treasury regulations issued with respect to the allocation of Partnership items, in a manner maximizing the benefits to the Limited Partners, particularly with regard to any special provisions with respect to nonrecourse indebtedness. The General Partner may, with the Consent of the Special Limited Partner, amend Article V to comply with any such regulations.

           I. In applying the provisions of Article V with respect to distributions and allocations, the following ordering of priorities shall apply:

                (1) Capital Accounts shall be deemed to be reduced by Qualified Income Offset Items.

                (2)  Capital   Accounts   shall   be   reduced   by
      distributions of Cash Flow under Section 5.2.A.

                (3) Capital Accounts shall be reduced by distributions from Capital Transactions under Section
      5.2.B.

                (4) Capital Accounts shall be increased by any Minimum Gain chargeback under Section 5.4.D or 5.4.F.

                (5) Capital Accounts shall be increased by any Qualified Income Offset under Section 5.4.G.

                (6) Capital Accounts shall be increased by allocations of profits under Section 5.1.A.

                (7) Capital Accounts shall be reduced by allocations of losses under Section 5.1.A.

                (8) Capital Accounts shall be reduced by allocations of losses under Section 5.1.B.

                (9) Capital Accounts shall be increased by allocations of profits under Section 5.1.B.

           K. To the maximum extent permitted under the Code, allocations of profits and losses shall be modified so that the Partners' Capital Accounts reflect the amount they would have reflected if adjustments required by Sections 5.4.D, 5.4.F and 5.4.G had not occurred.


6. -- General Partner Rights, Powers and Duties

      6.1. Restrictions on Authority.

      Notwithstanding any other provisions of this Agreement, the General Partner shall have no authority (a) to perform any act in violation of (i) any applicable law or regulations, (ii) any agreement between the Partnership and the Lenders or (iii) the Property Documents, or (b) to do any act required to be approved or ratified by the Limited Partners under the Uniform Act. The General Partner shall not have any authority to do any of the following specific acts without the Consent of the Special Limited Partner:

           A. following completion of construction of the Property, to construct any new capital improvements, or to replace any existing capital improvements, which construction or replacement would substantially alter the character or use of the Property, or

           B. to acquire any real property in addition to the Property, other than fee title or easements to de minimis parcels of land for the purpose of correcting record title to the Property, or

           C. except to the extent permitted under Section 6.13, if any, to be personally liable on, or to guarantee, or to permit any Related Person of a Partner of the Partnership to be personally liable on, to guarantee or otherwise bear the Economic Risk of Loss with respect to, the Mortgages, or

           D. except as otherwise provided in Section 6.13, to refinance, sell, convey or mortgage the Property or to materially amend or modify any Mortgage or Property Document, or

           E. to permit the occupancy of dwelling units in the Property in violation of Minimum Set Aside or any other requirement which must be complied with to enable the Property to generate the Projected Credit, or

           F. to lease (i) pursuant to one lease (or pursuant to a series of leases which are negotiated as part of one transaction) more than 50% of the Property as an entity or (ii) the Property in such a manner as to cause the Property or any part thereof to be treated as tax-exempt use property within the meaning of Section 168(h) of the Code, or

           G.   to   borrow   on   the   general   credit   of  the
Partnership, except as specifically permitted hereunder as to Operating Deficit Loans and pursuant to Section 6.13, or

           H. to cause the Partnership to operate any business on the Property other than the business of renting dwelling units, or to rent any portion of the Property other than for occupancy as a dwelling unit, or

           I.   to  cause  the   Partnership  to  take  any  action
referred to in clause (ii) of the definition of "Event of Bankruptcy" in Article XI.

      6.2. Personal Services.

      No Affiliate shall receive any compensation from the Partnership for services rendered to the Partnership in connection with the construction or operation of the Property or any other aspect of the business of the Partnership unless such compensation is provided for in Article VI or, if for services not compensated for pursuant to Article VI, such compensation is reasonable, does not exceed fees which would be payable on an arms-length basis to a non-Affiliate in the business of supplying such services, and complies with Lender regulations. Nothing herein shall prevent the General Partner from engaging other Persons to perform services for the General Partner in connection with the Partnership or the Property, providing such Persons are paid from funds of the General Partner. Any Partner may engage independently or with others in other business ventures of every nature and description including, without limitation, the ownership, operation, management, syndication and development of real estate, including real estate which may be in competition with the Property and neither the Partnership nor any Partner shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom.

      6.3. Business Management and Control; Tax Matters Partner.

           6.3.1. The General Partner shall have the exclusive right to manage the business of the Partnership and, subject to all provisions of this Agreement including without limitation Articles III and VI, shall have full power, authority and discretion to cause the Partnership to do any of the acts described in Section 2.4 hereof. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as General Partner) shall participate in or have control over the Partnership business, except as provided in Article VIII hereof or as required by law. The Partners hereby consent to the exercise by the General Partner of the powers conferred on the General Partner by this Agreement. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as a General Partner) shall have any authority or right to act for or to bind the Partnership.

           6.3.2. All Partners hereby agree that, as long as he shall be a General Partner, James F. Levy shall be the "Tax
Matters Partner." The Tax Matters Partner shall employ experienced tax counsel to represent the Partnership in connection with any audit or investigation of the Partnership by the Internal Revenue Service, and in connection with all subsequent administrative and judicial proceedings arising out of such audit, and the fees of counsel shall be a Partnership expense. The Tax Matters Partner shall keep the Partners informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish to each Partner a copy of each notice or other communication received by the Tax Matters Partner from the Internal Revenue
Service. The Tax Matters Partner shall have no authority, without the Consent of the Special Limited Partner, to (i) enter into a settlement agreement with the Internal Revenue Service which purports to bind Partners other than the Tax Matters Partner, (ii) file a petition as contemplated in Section 6226(a)
or  6228  of  the  Code,   (iii)   intervene   in  any   action  as
contemplated in Section 6226(b) of the Code, (iv) file any request contemplated in Section 6227(b) of the Code, (v) enter into an agreement extending the period of limitations as contemplated in Section 6229(b)(1)(B) of the Code or (vi) to file any tax related litigation in a court other than the United
States Tax Court. In the event that the General Partner designated as the Tax Matters Partner shall Retire form the Partnership, the partnership shall designate a successor Tax Matters Partners in accordance with Treasury Regulation Section 301.6231(a)(7)-1(T) or any successor Regulation. The partnership shall notify the Internal Revenue Service of the designation of a successor Tax Matters Partners for such year as well as all prior years that the Retired General Partner was serving as Tax Matters Partner.

      6.4. Authority of General Partner.

           6.4.1. Every contract, deed, mortgage, lease and other instrument executed by a General Partner shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that, at the time of the delivery thereof (except as shown in certificates or other instruments duly filed with the Filing Office), (a) the Partnership was in existence,
(b) this Agreement had not been terminated or cancelled or amended in any manner so as to restrict such authority, and (c) such General Partner was duly authorized to execute such instrument. Except as otherwise provided in a certificate or other instrument filed in the Filing Office with respect to the Partnership, any Person dealing with the Partnership or the General Partner may always rely on a certificate signed by the General Partner hereunder:

                (1) as to who are the General Partner or Limited Partners hereunder,

                (2) as to the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by the General Partner or are in any other manner germane to the affairs of the Partnership,

                (3) as to who is authorized to execute and deliver any instrument or document of the Partnership,

                (4) as to the authenticity of any copy of this Agreement and amendments thereto, or

                (5)  as to any  act or  failure  to act by the
      Partnership  or  as  to  any  other  matter   whatsoever
      involving the Partnership or any Partner.

           6.4.2. If there shall be more than one General Partner serving hereunder, each General Partner (with the Consent of the Special Limited Partner and subject to the provisions of
Section 8.6) may from time to time, by an instrument in writing or by a provision in this Agreement, delegate its powers and authority hereunder to another General Partner or General Partners to the extent stated therein. Such writing shall fully authorize such other General Partner(s) to act alone without the requirement of any act or signature of the delegating General Partner and to take any action of any type and to do anything and everything which a General Partner may be authorized to take or do hereunder, and the delegating General Partner thereafter shall have no right, power or authority to act for the Partnership with respect to the powers or authority so delegated. No such delegation shall relieve the delegating General Partner of any of its duties or obligations under this Agreement or otherwise with respect to the Partnership. Pursuant to the foregoing, each of the other General Partners hereby delegates to James F. Levy all of the rights, powers and authority which each such General Partner may possess with respect to the Partnership.

      6.5. Duties and Obligations.

           6.5.1. The General Partner shall promptly take all material actions which may be necessary or appropriate for the completion of construction of the Property and the proper maintenance and operation of the Property in accordance with the provisions of this Agreement, the Property Documents, applicable laws and regulations, and in compliance with the representations and warranties in Section 6.6, and shall conduct the affairs of the Partnership in compliance with Mortgage requirements and in a manner consistent with the fiduciary obligations of the General Partner under law. The General Partner shall devote to the Partnership such time as may be necessary for the proper performance of its duties.

           6.5.2. The General Partner shall (a) cause the Property to be insured against fire and other risks covered by such insurance in the maximum amount required by any Lender, and/or the Credit Agency, the Special Limited Partner or by good management practices, and in any event in an amount equal to the full replacement value of the Property (other than the land), (b) obtain and keep in force adequate business or rental interruption and worker's compensation insurance satisfactory to each Lender, and to the Credit Agency and the Special Limited Partner, (c) obtain and keep in force public liability insurance for the benefit of the Partnership and its Partners in amounts from time to time acceptable to the Credit Agency, and the Lenders and the Special Limited Partner and in any event providing coverage at least equivalent to a combined single limit bodily injury and property damage liability insurance policy in the amount of not less than $6,000,000 (of which up to $5,000,000 may be provided under an "umbrella" policy). All of the foregoing insurance policies shall be written by insurance companies rated A or better by Best's, include the Investor and Special Limited Partners as named insureds, and include a provision requiring the insurance company to notify the Special Limited Partner in writing 30 days prior to the cancellation of any such policy. The General Partner shall promptly provide the Special Limited Partner with copies of such insurance policies upon request from time to time. In the event of any casualty and provided that the insurance proceeds shall be made available therefor and such restoration is permitted by the Lenders and receives the Consent of the Special Limited Partner, the General Partner shall repair any damage to the Property which was caused by such event, so as to restore the Property (as nearly as possible) to the condition and market value thereof immediately prior to such occurrence.

           6.5.3. The General Partner shall obtain an owner's policy insuring title to the Property in favor of the Partnership in an amount sufficient to cover the outstanding amount of all Mortgages plus the Capital Contributions of all Partners (which amount is hereby agreed to be $2,209,485), which policy shall include so-called "non-imputation" and "Fairways" endorsements and be subject to no exceptions other than those referred to in
Section 6.6(ix).

           6.5.4. The General Partner shall take such actions as are necessary to make the Partnership eligible for the full amount of the available Low Income Housing Credit (including without limitation the renting of dwelling units at rents and to tenants as required under Section 42 of the Code). The General Partner shall operate the Property such that the right of each tenant to occupancy of a dwelling unit shall be pursuant to an agreement and for a charge which shall be separate from the agreements and charges for the right of such tenant to receive any services or any other benefits, and no tenant shall be required to receive or pay for any of such other benefits as a condition of occupancy.

           6.5.5. The General Partner shall elect to commence the Credit Period for each building comprising the Property at the time such building is placed in service, except that, upon the written request of the Special Limited Partner, the General Partner shall elect, for any building not 100% occupied by Qualified Tenants by the end of the calendar year in which such building is placed in service, to defer commencement of the Credit Period for such building to January 1 of the next year.

           6.5.6. The General Partner shall (i) not store (except in compliance with applicable Hazardous Waste Laws) or dispose of any Hazardous Material at the Property, or at or on any other Facility or Vessel owned, occupied, or operated either by any General Partner or any Person for whose conduct any General Partner is or was responsible; (ii) not transport or arrange for the transport of any Hazardous Material (except in compliance with applicable Hazardous Waste Laws); (iii) provide the Special Limited Partner with written notice (x) upon any General Partner's obtaining knowledge of any potential or known release, or threat of release, of any Hazardous Material at or from the Property or any other Facility or Vessel owned, occupied, or operated by any General Partner or any Person for whose conduct any General Partner is or was responsible or whose liability may result in a lien on the Property; (y) upon any General Partner's receipt of any notice to such effect from any Federal, state, or other governmental authority; and (z) upon any General Partner's obtaining knowledge of any incurrence of any expense or loss by any such governmental authority in connection with the assessment, containment, or removal of any Hazardous Material for which expense or loss any General Partner may be liable or for which expense or loss a lien may be imposed on the Property; and (iv) indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the violation by the General Partner of any of the foregoing covenants or with the presence of any Hazardous Material at the Property.

           6.5.7. If requested to do so by the Special Limited Partner at any time after the expiration of the fourteenth year of the compliance period (as defined in Section 42(i)(1) of the Code) or any later date to which the Partnership may have agreed with the Credit Agency to defer its opportunity to make such submission, the General Partner shall submit a written request to the Credit Agency to find a Person to acquire the Partnership's interest in the Property and/or take such other action permitted or required by the Code as the Special Limited Partner may reasonably request to effect a sale of the Property or to terminate the extended use commitment of Section 42(h)(6)(B) of the Code; provided that the proceeds to be received by the Partnership with respect to any proposed sale or refinancing must be sufficient to pay all outstanding amounts pursuant to Clauses First through Third of Section 5.2.B.

           6.5.8. Each obligation of the General Partner hereunder shall be the joint and several obligation of each General Partner, if there is more than one. In the event of a default by the General Partner in the performance of any of its obligations under this Agreement, then the amount in default shall be offset against all payments from the Partnership to the General Partner, including repayments of loans, returns of
Capital  Contributions  and  payments of fees.  Nothing in Sections
6.7 or 6.8 shall have the effect of relieving the General Partner of any liability for any of its obligations set forth in this Agreement.

      6.6. Representations and Warranties.

      The General Partner hereby represents and warrants to each Limited Partner that as a condition to the payment of each Installment as provided in Section 4.1.B, the following are true and will be true on the due date for payment to the Partnership of each of such Installments, and that they will use their best efforts to maintain the truth of such representations and warranties which are then applicable to the Partnership at all other times (except as otherwise provided):

           A The Partnership is a duly organized limited partnership validly existing under the laws of the State and has complied with all filing requirements necessary for the protection of the Limited Partners and to maintain the limited liability of the Limited Partners in the manner provided in
Section 3.5.

           B. Construction of the Property will be or has been completed in substantial conformity with the Property Documents.

           C. All Development Costs will be paid or provided for by, or for the account of, the Partnership utilizing only those sources of funds referred to in Section 6.9.

           D. To the best of the knowledge and belief of the General Partner, no event, occurrence or proceeding is pending or threatened which would (a) materially adversely affect the Partnership or its properties, (b) materially adversely affect the ability of the General Partner or any Affiliate to perform their respective obligations hereunder or under any other agreement with respect to the Partnership or the Property, or (c) prevent the completion of construction of the Property in substantial conformity with the Property Documents. This subparagraph shall be deemed to include, but not be limited to, the following: (x) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the zoning applicable to the Property, (y) labor disputes and (z) acts of any governmental authority.

           E. No material default (or event which, with the giving of notice or the passage of time or both, would constitute a material default) has occurred and is continuing on the part of the General Partner under this Agreement or on the part of the General Partner or the Partnership under any of the Property Documents or any other agreement affecting the Property, the same are in full force and effect, and no default by the Partnership, the General Partner or an Affiliate under any of the Property Documents has been asserted by any party thereto.

           F. The Property is being operated in compliance with the requirements of this Agreement and the Property Documents, including without limitation the requirements of Section 6.5.C hereof.

           G. Except to the extent permitted under Section 6.13.B, if any, no Partner or Related Person of a Partner of the Partnership has any personal liability or otherwise bears the Economic Risk of Loss with respect to the payment of principal or interest with respect to the debt evidenced by any of the Mortgages.

           H. There is no material violation by the Partnership or the General Partner of any zoning, environmental or similar regulation applicable to the Property; all necessary building and other applicable permits have been obtained to permit the construction of the Property; all permits necessary to operate the Property for its intended use have been obtained; and the Partnership has substantially complied with all applicable municipal and other laws, ordinances and regulations relating to such construction and use of the Property.

           I. The Partnership owns the fee simple interest in the Property, subject to no material liens, charges or encumbrances other than the Permitted Loans and those which (a) are both permitted by the Property Documents and noted or excepted on Schedule B of the owner's title insurance commitment File Number 102340, Reissue No. 2, issued by Commonwealth Title Insurance Corporation, and (b) do not materially interfere with the use of the Property or any part thereof for its intended purpose or have a material adverse effect on the value of the Property.

           J. The execution and delivery of all instruments and the performance of all acts heretofore or hereafter made or taken or to be made or taken pertaining to the Partnership or the Property by each General Partner and each Affiliate of a General Partner which is a partnership, a limited liability company or a corporation have been or will be duly authorized by all necessary action by such Entity and the consummation of any such transactions with or on behalf of the Partnership will not constitute a breach or violation of, or a default under, the partnership agreement, operating agreement, charter, by-laws or comparable organizational documents of said Entity or any agreement by which such Entity or any of its properties is bound, nor constitute a violation of any law, administrative regulation or court decree.

           K. No Event of Bankruptcy has occurred with respect to any General Partner or any Affiliate of a General Partner.

           L. None of those Persons named in Section 3.1 hereof as General Partner has Retired other than as permitted in Section 8.1.

           M. No Lender approval is required (or, if required, such approval has been obtained) with respect to the execution or delivery of this Agreement or the admission to the Partnership of the Limited Partners.

           N. No Person or Entity holds any equity interest in the Property other than the Partnership.

           O. The Partnership has the sole responsibility to pay all maintenance and operating costs, including all taxes levied and all insurance costs, attributable to the Property.

           P. The Partnership, except to the extent it is protected by insurance and excluding any risk borne by Lenders, bears the sole risk of loss if the Property is destroyed or condemned or there is a diminution in the value of the Property.

           Q. No Person or Entity except the Partnership has the right to any proceeds, after payment of all indebtedness, from the sale, refinancing or leasing of the Property.

           R. The Property does not receive assistance under the HUD Section 8 Moderate Rehabilitation Program other than under the Stewart B. McKinney Homeless Assistance Act of 1988.

      6.7. Liability.

      The General Partner shall indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the Partnership, provided, however, that no
General Partner or Affiliate shall be liable, responsible or accountable for damages or otherwise to the Partnership or any Partner for any act performed under this Agreement or for any failure to act, on its own part or that of any of its Affiliates, if such course of conduct did not constitute misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty to the Limited Partners and such General Partner or Affiliate reasonably believed in good faith that such course of conduct was in the best interest of the Partnership and the Partners.

      6.8. Indemnification.

      The General Partner and its Affiliates shall be indemnified and held harmless by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them (including reasonable attorneys fees, fines, damages and similar payments) in connection with the Partnership, provided that the same were not the result of a course of conduct constituting misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty.

      Notwithstanding the above, a General Partner, its Affiliates and any person acting as a broker-dealer in connection with the offering and sale of interests in the Partnership shall not be indemnified by the Partnership for any losses, liabilities or expenses arising from or out of an alleged violation of Federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

      In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission with respect to the issue of indemnification for securities law violations.

      The Partnership shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability the indemnification of which is herein prohibited.

      Any indemnity under this Section 6.8 shall be provided out of and to the extent of Partnership assets only, and no Limited Partner shall have any personal liability on account thereof.

      6.9. Development Completion Obligation.

           6.9.1. The General Partner guarantees to the Partnership and the other Partners to cause the Property to be acquired and to complete development of the Property for a fixed turnkey price of $2,209,485 (the "Guaranteed Development Cost"), which obligation (the "Development Completion Obligation") shall include without limitation (i) acquisition of fee simple title to the Property subject only to those liens, restrictions and encumbrances referred to in Section 6.6(I), (ii) completion of construction of the Property substantially in accordance with the Property Documents and remedy of any defects in the construction of the Property or variances in construction from the Plans and Specifications which in each case are or should have been discovered within two years after Full Completion (provided that the guarantee for the second year after Full Completion shall cover only material items), (iii) achievement of Stabilized Occupancy and payment of all Operating Expenses and Debt Service in excess of Operating Revenues attributable to the period through the achievement of Stabilized Occupancy, (iv) payment of all costs and funding of all reserves and escrows necessary to close the Permanent Mortgage, (v) repayment in full of the Construction Mortgage and (vi) payment in full of the Development Services Fee (collectively "Development Costs").

           6.9.2. All funds (collectively "Development Funds") constituting the proceeds of Permitted Loans and the Capital
Contributions  paid  by  or  on  behalf  of  the  Investor  Limited
Partner shall be applied to pay when due all payments and expenses required to carry out the Development Completion Obligation. If Development Costs due at any time exceed available Development Funds, then such excess Development Costs shall be paid from funds which the General Partner shall be required to furnish promptly to meet such Development Costs, and such funds shall be returned to the General Partner from any Development Funds which thereafter become available. If Development Funds are not sufficient to return all funds to the General Partner, then the shortfall shall be treated as follows:
(a) To the extent that total Development Costs exceed the Guaranteed Development Cost, such excess shall be borne and absorbed solely by the General Partner as part of its Development Completion Obligation; and (b) to the extent that Development Funds are less than the Guaranteed Development Cost, then the shortfall shall constitute a Capital Contribution to the Partnership by the General Partner.

      6.10.Operating Expense Obligation.

      If the Partnership requires any funds for Operating Expenses (reduced by any deferral of payment of the Management Fee required pursuant to Section 6.12.C) or Debt Service in excess of Operating Revenues, then such excess expenses ("Operating Deficits") shall be paid from advances ("Operating Deficit Loans") which the General Partner shall be required to make to the Partnership, provided that (i) Operating Deficit Loans need be made only to pay Operating Deficits attributable to the period commencing on the occurrence of Stabilized Occupancy and ending on the third anniversary of such occurrence, and (ii) the General Partner shall not be obligated to make an Operating Deficit Loan to the extent that such Loan would cause the aggregate principal amount of Operating Deficit Loans then outstanding to exceed $100,000. (The General Partner may, however, make such loans at any time and in any amount.) Operating Deficit Loans shall not bear interest and shall be repayable only to the extent provided in Article V.

      6.11.Development Services.

      The Partnership shall engage the General Partner to perform, or to engage and supervise others to perform, all activities necessary to complete construction of the Property in accordance with the Plans and Specifications, and shall pay the Development Services Fee of $150,000 to the General Partner in return for such services. The Development Services Fee shall be earned as development of the Property progresses and shall be fully earned no later than Full Completion, and shall be paid in the amount of $30,000 upon Carryover Allocation Issuance, $45,000 at the time the Second Installment shall become payable pursuant to Section 4.1, and $75,000 at the time the Fourth Installment shall become payable pursuant to Section 4.1. In addition, the General Partner shall be entitled to receive an incentive development fee, in the amount of development cost savings, if any, up to a maximum amount of the difference between $150,000 and the maximum development fee allowable by the IRS and/or Credit Agency for inclusion in eligible basis. (Any development cost savings in excess of that difference shall be reinvested in the development at the direction of the General Partner, with the consent of the Special Limited Partner.) Any incentive development fee shall be paid at the time of the Fourth Installment.

      6.12.Property Management.

           6.12.1. The General Partner shall have overall responsibility for managing the Property and obtaining a Management Agent. The General Partner shall cause the Partnership, prior to commencement of operation of the Property, to enter into a Management Agreement with Heartland Management Company, of Des Moines, Iowa to serve as the Management Agent. If at any time after Full Completion:

                (1) the Property shall be subject to a substantial building code violation which shall not have been cured within 90 days after notice from the applicable governmental agency or department or the Special Limited Partner or unless such violation(s) is (are) being validly contested by the General Partner by proceedings which operate to prevent any fines or criminal penalties from being levied against the Partnership;

                (2) Operating Revenues in respect of any period of six consecutive calendar months commencing after May 1, 2001 shall be insufficient to permit the Partnership to pay when due on a current basis all Operating Expenses and Debt Service due and owing in respect of such six month period, and the General Partner has not made an Operating Deficit Loan to the Property during such six-month period to cover such Operating Deficit; or

                (3) the Management Agent or its agents or employees have demonstrated incompetence or malfeasance (a
"breach") in the management of the Property, and such breach has not been cured within 30 days after notice thereof has been given to the Management Agent;

the General  Partner shall  forthwith  give notice of such event to the Limited Partners and thereafter the General Partner shall forthwith cause the Partnership to terminate the Management Agreement with the Management Agent, unless the Consent of the Special Limited Partner is obtained to the retention of the Management Agent as the manager of the Property. If the Management Agreement is terminated as aforesaid or for any other reason, the General Partner shall immediately proceed to select a new Management Agent for the Property which selection shall be subject to the Consent of the Special Limited Partner.

           6.12.2. The Partnership shall not enter into any Management Agreement which does not provide for deferral of the Management Fee under the circumstances set forth in Section 6.12.C and termination by the Partnership (a) under the circumstances set forth in Section 6.12.A, (b) in the event of other malfeasance or nonperformance on the part of the Management Agent, or (c) upon the Retirement from the Partnership in violation of Section 8.1 of any General Partner as to whom the Management Agent is an Affiliate. The General Partner shall have the duty to manage the Property during any period when there is no Management Agent, and shall be entitled to the Management Fee with respect to any period during which they so manage, and must comply with the provisions of this Agreement which would be applicable to the Management Agent.

           6.12.3. The Management Agent shall receive from the Partnership the Management Fee provided for in the Management Agreement from time to time in accordance with a reasonable and competitive fee arrangement, provided that the Management Fee payable to any Management Agent shall not exceed 6% of Operating Revenues. Furthermore, unless the General Partner funds any Operating Deficit pursuant to Section 6.10 hereof, any Management Agent which is an Affiliate of a General Partner shall be obligated to defer payment of its Management Fee to the extent necessary for any year so that the Partnership will not incur an Operating Deficit for such year, and the deferred amount shall then be payable in any future year in which such payment, together with payment of all other Operating Expenses and Debt Service for such future year, will not result in an Operating Deficit for such future year.

           6.12.4. The Partnership shall pay to the General Partner for its services in supervising and monitoring the performance of the Management Agent pursuant to the Management Agreement an annual Incentive Management Fee (which Fee shall be treated as a Partnership expense). The Incentive Management Fee for each fiscal year shall be the amount available for payment thereof from Cash Flow pursuant to Section 5.2.A(2) up to a maximum which will not cause the total of the Management Fee plus the Incentive Management Fee for such year to exceed 10% of Operating Revenue for such year.

           6.12.5.   Intentionally Omitted.

           6.12.6. The Partnership shall pay to Heartland Properties, Inc. the Asset Management Fee for monitoring the affairs of the Partnership and the Property and consulting with the Special Limited Partner with respect to Consents which may be requested from it. The Asset Management Fee shall be in the annual amount of $2,400, commencing on the earlier of (i) the first day of the month of the occurrence of Stabilized Occupancy,
or  (ii)  the  first  day  of  the  month   containing   the  first
anniversary of the date on which all dwelling units in the Property have been placed in service. (If the Asset Management Fee commences in a month other than January, then the Asset Management Fee for that first year shall be pro rated.) The Asset Management Fee shall be paid for each fiscal year to the extent funds are available as provided in Section 5.2.A; to the extent the Asset Management Fee for any fiscal year is not paid in full, the shortfall shall accrue and be payable to the extent provided in Sections 5.2.A and 5.2.B.

      6.13.Borrowings.

           6.13.1. All Partnership borrowings shall be subject to the terms of this Agreement, including the restrictions set forth in Section 6.1. To the extent borrowings are permitted, such borrowings may be made from any source, including Partners and Affiliates, except as otherwise provided in this Agreement. If any Partner or Affiliate shall lend any monies to the Partnership, the amount of any such loan shall not be an increase of its Capital Contribution nor affect in any way its share of the profits, losses or distributions of the Partnership, and, if such loan is an Operating Deficit Loan, shall be unsecured. Any loans which are made, other than Operating Deficit Loans, shall bear interest and be on such other terms no less favorable to the Partnership than comparable loans from non-Affiliates.

           6.13.2. Subject to the provisions of this Agreement, the Partnership may borrow pursuant to the Permitted Loans such amounts as may be required for the acquisition, development, and construction of the Property and to meet the expenses of operating the Property. Any other borrowings (excluding (a) normal trade payables outstanding in the ordinary course of business and (b)  borrowings to meet  Partnership  expenditures  to remedy emergency circumstances) which are not contemplated by this Agreement and which are in excess of $1,000 must receive the Consent of the Special Limited Partner. All Mortgages shall provide that no Partner or Related Person of a Partner of the Partnership shall bear the Economic Risk of Loss with respect to all or any part of principal or interest due with respect to the debt evidenced by such Mortgage. The General Partner is specifically authorized, except as otherwise limited in this Agreement, to execute such documents as they deem necessary in connection with the acquisition, development and financing of the Property, including without limiting the generality hereof, the Mortgages and other documents required by the Lenders in connection with the Mortgages or the Project documents.

           6.13.3. Each General Partner shall be bound by the terms of the Property Documents and any other documents required in connection therewith, but in no event shall any Partner or Related Person be personally liable for the debt evidenced by any Mortgage except to the extent permitted under Section 6.13.A, if any. Any incoming General Partner shall as a condition of receiving any interest in the Partnership property agree to be bound by the Property Documents and any other documents required by the Lenders in connection therewith to the same extent and on the same terms as the other General Partner(s).

           6.13.4.   The  General  Partner  may  amend,  modify  or
refinance a Mortgage (including any required transfer or conveyance of Partnership assets for security or mortgage purposes), and sell, lease, exchange or otherwise transfer or convey all or any substantial portion of the assets of the Partnership; provided, however, that the terms of any refinancing or material amendment or modification of a Mortgage or any such sale, exchange or other transfer or conveyance must receive the Consent of the Special Limited Partner before such transaction shall be binding on the Partnership.

      6.14.Replacement Reserve.

      The General Partner shall cause the Partnership to establish the Replacement Reserve which shall be funded each year commencing on Permanent Mortgage Closing from Operating Revenue at the rate of $6,300 per year. Replacement Reserve Funds shall be maintained in an account under the control of the General Partner, with the Consent of the Special Limited Partner, and shall be prudently invested at the direction of the General
Partner. All earnings shall remain in the Replacement Reserve and be available for the purpose thereof. Withdrawals from the Replacement Reserve shall be made to fund capital repairs and replacements for the Property.


7. -- Books and Records, Accounting and Reports

      7.1. Books and Records.

      The General Partner shall keep or cause to be kept complete and accurate books and records of the Partnership which shall be maintained in accordance with sound accounting practices and the
Uniform Act and shall be maintained and be available at the principal office of the Partnership for examination by any Partner, or its duly authorized representatives, at any and all reasonable times. The Partnership may maintain such books and records and may provide such financial or other statements as the General Partner deems advisable.

      A list of the names and addresses of all Partners shall be maintained at the principal office of the Partnership and shall be available at any and all reasonable times to any Partner or its designated representative. Representatives of any Limited Partner shall be permitted to visit and inspect the Property and all books and records maintained at the Property from time to time upon reasonable advance notice to the General Partner.

      7.2. Bank Accounts.

      The bank accounts of the Partnership shall be maintained in such banking institutions as the General Partner shall determine with Consent of the Special Limited Partner, and withdrawals shall be made only in the regular course of business on such signature or signatures, subject to the requirements of Section 8.6, as the General Partner shall determine. All deposits and other funds not needed in the operation of the business shall be deposited in interest-bearing accounts (which need not be segregated, provided that accurate records are kept and interest allocated appropriately) or invested in short-term United States Government or municipal obligations maturing within one year.

      7.3. Accountants.

      The Accountants for the Partnership shall be McGowen, Hurst, Clark & Smith, P.C., of Des Moines, Iowa, or such other certified public accountants as shall be engaged by the General Partner with the Consent of the Special Limited Partner; provided, however, that if the Special Limited Partner deems the Accountants' work product not to be satisfactory, and such work product is not corrected so that it is satisfactory to the Special Limited Partner, in its sole discretion, within thirty
(30) days of notice by the Special Limited Partner to the General Partner, the General Partner and Special Limited Partner shall mutually select new Accountants for the Property.

      7.4. Reports, Financial Statements, Tax Returns.

           7.4.1. The General Partner shall cause the Partnership to prepare financial statements for each fiscal year of the Partnership, which shall include a balance sheet as of the end of each such year and statements of income, partners' equity and cash flows for such year. Such financial statements shall include a note setting forth a schedule of all loans to the Partnership, the Section of this Agreement under which such debt was incurred and the purpose for which such loan was applied by the Partnership. Such schedule shall demonstrate that loans have been made, used, carried on the books of the Partnership (and repaid, if applicable) in accordance with the provisions of this Agreement. In addition, the financial statements of the
Partnership for the fiscal year in which Full Completion occurs shall include a depreciation schedule for that year and all future years, along with the depreciation worksheet. The books of the Partnership shall be examined in accordance with generally accepted auditing standards as of the end of each fiscal year of the Partnership by the Accountants, who shall then express their opinion that the aforesaid balance sheet and statements have been prepared in accordance with generally accepted accounting principles applied consistently with prior periods except as to any matters to which the Accountants take exception and stating, to the extent practicable, the effect of each such exception on such financial statements. The General Partner shall, promptly upon receipt of such balance sheet, statements and opinion and in any event on or before February 28 of the following year, transmit to the Limited Partners a copy thereof.

           7.4.2. Each General Partner shall send to the Special Limited Partner updated financial statements (including a balance sheet and statement of income) for such General Partner on or before August 1 of each year; provided, however, that in no event shall James F. Levy be required to submit a statement of income.

           7.4.3. The Accountants shall prepare the Federal and state income tax returns of the Partnership. The General Partner shall complete the books of the Partnership in such time as will allow the Accountants to complete such tax returns on or before February 28 of the following year. The General Partner shall cause such tax returns to be filed within such time periods and shall immediately upon the filing thereof transmit to the Limited Partners a copy of the Federal and State income tax returns and Form K-1. If the General Partner fails to complete such tax returns and to transmit such returns and Form K-1 to the Limited Partners within such time periods, or shall fail to transmit the annual balance sheet, financial statements and opinion to the Limited Partners within the time period set forth above, the General Partner shall, upon the request of the Special Limited Partner and assuming that no Limited Partner has caused such delay, pay as damages the sum of $200 per day to the Investor Limited Partner until such Form K-1, balance sheet and financial statements are received by the Limited Partners. Such damages shall be paid forthwith by the General Partner and failure to so pay shall constitute a default of the General Partner under
Section 8.6 hereof. In addition, if the General Partner fails to so pay, the General Partner and its Affiliates shall forthwith cease to be entitled to the amounts otherwise payable to them pursuant to Section 5.2.A. Such Section 5.2.A payments shall accrue but only be paid upon the payment of such damages in full and any amount of such damages not so paid shall be deducted against such Section 5.2.A payments otherwise due to the General Partner or its Affiliates. In addition, if the General Partner fails to complete such tax returns and submit such Forms K-1 within the applicable time period set forth above, the Special Limited Partner may select a firm of accountants (or an Affiliate of the Special Limited Partner) who shall prepare such returns and Forms K-1 and the fees and expenses of such accountants (or Affiliate) shall be paid by the General Partner. The General Partner shall immediately furnish all necessary documentation and other information to prepare such tax returns and such Forms K-1 to such accountants (or Affiliate).

           7.4.4. Within 30 days following the end of each month after the Completion Date, the General Partner shall send to the Special Limited Partner at the expense of the Partnership one or more reports which, taken together, provide the following information (which need not be audited): (i) a balance sheet as of the end of such quarter; (ii) a statement of income for such quarter; (iii) a statement of cash available for distribution and reserves for such quarter; (iv) a statement describing (a) any new agreement, contract or arrangement between the Partnership and a General Partner or an Affiliate of a General Partner, and
(b) the amount of all fees and other compensation and distributions and reimbursed expenses paid by the Partnership for the quarter to any General Partner or Affiliate of a General Partner and (v) a report of the significant activities of the Partnership during the fiscal quarter. In addition, the General Partner shall prepare and furnish to the Special Limited Partner the other financial and operating reports set forth in the Reporting Guidelines attached hereto as Exhibit 3, as modified by the mutual agreement of the General partner and Special Limited Partner.

           7.4.5. The General Partner shall at the expense of the Partnership provide the Special Limited Partner with (i) a copy of each draw request for construction or development costs as such requests are made to the Lender; (ii) a copy of each inspection report, evaluation or similar report issued to the Partnership by the Credit Agency or the Lender promptly upon receipt thereof; (iii) a copy of each Low Income Housing Credit compliance report delivered to or prepared by the Credit Agency with respect to the Property; (iv) prompt notice of any casualty or other significant adverse event relating to the Partnership and (v) such other information as the Special Limited Partner may specifically and reasonably request from time to time with regard to the progress of construction, initial lease up or any other matters concerning the business or operations of the Partnership.

           7.4.6. An annual pro forma operating budget shall be prepared by the General Partner at the expense of the Partnership and furnished to the Special Limited Partner within 120 days prior to the beginning of each calendar year, or at such other time as the Special Limited Partner shall reasonably request. In addition, upon the reasonable request of the Special Limited Partner, the General Partner shall prepare at the expense of the Partnership and furnish to the Investor Limited Partner an estimate of the profits and losses of the Partnership for Federal income tax purposes for the current fiscal year.

      7.5. Tax Elections.

           7.5.1. If requested to do so by the transferee of a Partnership interest, the General Partner shall make the election under Section 754 of the Code, on behalf of the Partnership, at such time and in such manner as to obtain all the benefits provided for by such Section; provided that the transferee will pay all costs associated therewith and neither the Partnership nor the General Partner shall be held responsible or liable for the failure to make such elections if the General Partner are not given notice of the event giving rise to an adjustment for which such election is needed at or prior to the close of the fiscal year during which the event occurs.

           7.5.2. All other elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner in such manner as will, in the opinion of the Accountants, be most advantageous to the Investor Limited Partner but shall not create additional obligations on the part of the General Partner.

      7.6. Fiscal Year and Accounting Method.

      The fiscal year of the Partnership shall be the calendar year. The books of the Partnership shall be kept on the accrual basis.


8. -- Retirement of a General Partner

      8.1. Retirement.

           8.1.1. No General Partner shall Retire (other than by reason of death or adjudication of incompetence or insanity) from the Partnership or sell, assign, transfer or encumber its interest as a General Partner without the Consent of the Special Limited Partner. In the event of a Retirement of a General Partner its status and the disposition of its interest in the Partnership shall be determined in accordance with Section 8.4. In no event shall any General Partner assign, transfer or sell all or any part of its interest as a General Partner to any
Entity  which  is  a  tax-exempt   entity  as  defined  in  Section
168(h)(2) of the Code.

           8.1.2. If at any time one or more corporations or other limited liability entities are the only General Partners of the Partnership, at least one of such entities shall be obligated on a continuing basis to maintain its net worth and to meet all other requirements for a corporate general partner set forth in Revenue Procedure 89-12 as promulgated by the Internal Revenue
Service (or any successor requirement) in order to obtain an advance ruling as to the partnership status of the Partnership. If at any time the requirements of this Section 8.1.B are not met, then at the election of the Special Limited Partner exercised at any time thereafter, any or all of the General Partners shall be deemed to have Retired from the Partnership in violation of the provisions of this Section 8.1 and shall be subject to the consequences thereof as provided in Section 8.4.

      8.2. Obligation to Continue.

      Upon the Retirement of a General Partner, any remaining General Partner or General Partners, if any, or, if none, the Retired General Partner or its heirs, successors or assigns, shall immediately send notice of such Retirement (the "Retirement Notice") to each Limited Partner, and the Partnership shall be
(i) dissolved if there is no remaining General Partner and the Partnership is not reconstituted pursuant to Section 8.3 hereof, or (ii) continued by the remaining General Partner(s) as provided in the sentence next following. The General Partner shall have the right, and hereby covenant and agree to, unless there is no remaining General Partner, to elect to continue the business of the Partnership.

      8.3. Retirement of a Sole General Partner.

      If, following the Retirement of a General Partner, there is no remaining General Partner of the Partnership, or if there are remaining General Partners but they shall fail to elect to continue the business of the Partnership, then the Special Limited Partner may designate a Person (which Person may be the Special Limited Partner) to become a successor General Partner of the Partnership as reconstituted as hereinafter provided.

      8.4. Interest of Retired General Partners.

           8.4.1. Each General Partner hereby agrees that at the time of its Retirement if such Retirement is in violation of the  provisions  of Section  8.1, (a) the Retired  General  Partner
and all Partners who are Affiliates of the Retired General Partner shall be immediately and automatically withdrawn from the Partnership and the interest in the Partnership of the Retired General Partner and such Affiliates shall be automatically transferred and be deemed transferred to the Partnership for the benefit of the remaining Partners, (b) the right of the Retired General Partner and such Affiliates to receive all fees, loan repayments and any other amounts from the Partnership shall terminate and (c) the Retired General Partner and such Affiliates shall remain liable for the performance of all of their obligations under this Agreement. For the purposes of Article V hereof, the effective date of the aforesaid transfers shall be deemed to be the date on which such Retirement occurs.

           8.4.2.    In the  event  that a  General  Partner  shall
Retire as a General Partner under circumstances not in violation of Section 8.1, such Retired General Partner shall be deemed to have automatically transferred to the remaining or successor General Partner, in proportion to its respective General Partner interest, all or such portion of the interest of such Retired General Partner in each of the profits, losses and distributions of the Partnership (as set forth in Article V hereof) which, when aggregated with the existing General Partner interests of all such remaining and successor General Partners, will be sufficient to assure such remaining and successor General Partner an aggregate 0.01% interest in all such profits, losses and distributions of Cash Flow and Capital Transactions proceeds of the Partnership under Article V hereof. No documentation shall be necessary to effectuate such transfer and the same shall be deemed effective upon the Retirement of such Retired General Partner. The Retiring General Partner shall retain the right to be paid all fees, loan repayments (including repayment of any Operating Deficit Loan) and other amounts from the Partnership which have become due at the time of such Retirement, and shall not be liable for any obligations of the Partnership arising after the date of its Retirement. Those Persons succeeding to the portion of the interest of the Retired General Partner not so transferred to the remaining and successor General Partner shall become Limited Partners hereunder provided that such Persons shall not participate in any of the votes or Consents of the Limited Partners set forth herein nor share in any of the profits, losses or distributions of the Partnership expressly accorded to the Limited Partners under Article V, but shall have instead the same share of such Partnership profits, losses and distributions represented by such interest when held by the Retiring General Partner. Notwithstanding the foregoing, however, all Partnership interests and all fees, loan payments and other amounts payable which are reserved to the Retired General Partner and its successors pursuant to this Section 8.4.B shall be subject to offset by any amounts and Partnership interests which the Partnership must pay or assign to any Person in order to induce such Person to become a General Partner in replacement of the Retired General Partner.

      8.5. Designation of New General Partners.

      Subject to the provisions of Section 10.1, the General Partner may, with the approval of the Lenders (if required), and of any other Person required under the Property Documents and with the Consent of each Limited Partner, at any time designate additional General Partners each with such interest as a General Partner in the Partnership as the General Partner may agree upon.

      Any incoming General Partner (other than a General Partner admitted pursuant to Section 8.6) shall as a condition of receiving any interest in the Partnership agree to be bound by the Mortgages, all other Property Documents, and any other documents required in connection therewith and by the provisions of this Agreement, to the same extent and on the same terms as any other then General Partner(s).

      8.6. Additional and Substitute General Partners.

           8.6.1. Upon the occurrence of any one or more of the Events of Default set forth in Section 8.6.B below, the Special Limited Partner shall have the right to cause itself or its Affiliate to be admitted to the Partnership as an additional General Partner as provided in Section 8.6.C, and/or to remove the General Partner as provided in Section 8.6.D. Each of the Partners hereby makes, constitutes, and appoints the Special
Limited Partner, with full power of substitution, the true and lawful attorney of, and in the name, place and stead of, such Partner, with power from time to time to take all action and do all things necessary or appropriate to implement and carry out the provisions of this Section 8.6. Such appointment shall constitute a power coupled with an interest, shall be irrevocable, shall survive the death, incompetency or dissolution of any Partner and shall be binding on any assignee of all or any portion of the interest of any Partner.

           8.6.2. The following shall each be an "Event of Default":

                1. Failure of a General Partner to observe or perform any material obligation or covenant to be observed or performed under this Agreement by such General Partner, which failure shall not have been cured within thirty (30) days after the Special Limited Partner has given notice of such failure to the General Partner.

                2. The Partnership shall be in material default of any of its obligations under the Property Documents, which default, in the reasonable judgment of the Special Limited Partner, threatens an assignment or foreclosure of any Mortgage.

                3. At any one time twenty percent or more of the dwelling units in the Property shall not be in compliance with
Section 42 of the Code.

Any dispute or controversy as to whether any of the Events of Default has occurred, or whether such event has been cured or is susceptible of being cured within any grace period specified, shall be initially determined solely by the Special Limited Partner, whereupon the Special Limited Partner may exercise its rights set forth in this Section 8.6. However, such determination shall be subject to review in a judicial proceeding brought by either the General Partner or the Special Limited Partner in a court of general jurisdiction sitting in Madison, Wisconsin. Any judicial findings which are contrary to the determination of the Special Limited Partner shall not retroactively impair or otherwise affect the rights and authority of the Special Limited Partner hereunder prior to the issuance of such findings. The Special Limited Partner shall indemnify and hold harmless the General Partner for all claims, damages, loss and expense arising from its actions as a General Partner pursuant to this Section 8.6 prior to such judicial review if such review shall conclude that an Event of Default did not in fact occur. Each of the parties shall bear its own expense of litigation.

           8.6.3. If the Special Limited Partner elects to admit itself or its Affiliate as an additional General Partner, such admission shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners, and each of the Partners hereby agrees and consents in advance to the foregoing admission. Upon the occurrence of such admission, any delegation of authority agreed to between the General Partner in accordance with Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect, and instead all of the other General Partners shall be deemed to have delegated, automatically and without the requirement of a writing or any other action other than as set forth above, all their powers and authority (including, without limitation, all right to deposit to, withdraw from and otherwise control all Partnership bank accounts) to the Special Limited Partner in its capacity as an additional General Partner as set forth in Section 6.4.B. Notwithstanding its admission to the Partnership, said additional General Partner shall not undertake or  assume,  or be  deemed  to  have  undertaken  or  assumed,  any obligations or liabilities imposed on the General Partner pursuant to this Agreement or which arise in any other manner with respect to the Partnership or the Partners. Each Partner agrees that the Special Limited Partner or any Person it causes to be admitted as a General Partner pursuant to this Section 8.6 may withdraw as a General Partner without the consent of any other Partner.

           8.6.4. If the Special Limited Partner shall elect to remove one or more of the General Partners, then such removal shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners. Any General Partner so removed shall have the obligation to sell its Partnership interest to the Special Limited Partner upon payment of the amount of the removed General Partner's Capital Account; its right, if any, to be paid all fees, repayments of loans and other payments by the
Partnership shall terminate and any delegation of authority agreed to between the removed General Partner in accordance with
Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect. A General Partner so removed shall remain liable for all obligations to the Partnership arising before and after the effective date of its removal.

      8.7. Amendment of Certificate.

      Upon the admission of an additional or replacement General Partner, the Schedule shall be amended to reflect such admission and an amendment to the Certificate of Limited Partnership, also reflecting such admission, shall be filed in accordance with the Uniform Act.


9. -- Limited Partner Transfers

      9.1. Assignments.

           9.1.1. An assignee of a Limited Partner who does not become a Substitute Limited Partner in accordance with Section
9.2 shall have the right to receive the same share of profits, losses, credits and distributions of the Partnership to which the assigning Limited Partner would have been entitled if no such assignment had been made by such Limited Partner.

           9.1.2. In the event any assignment of a Limited Partner's interest as a Limited Partner shall be made, there shall be filed with the Partnership (and the Partnership need not recognize such assignment until such filing) a duly executed and acknowledged counterpart of the instrument making such assignment. Such instrument must evidence the written acceptance of the assignee to all the terms and provisions hereof.

           9.1.3. Notwithstanding the foregoing, the obligations of any assigning Limited Partner to pay Installments to the Partnership shall be extinguished only by and to the extent of the aggregate amount of Installments paid to the Partnership by such assigning Limited Partner or on its behalf by its assignee.

      9.2. Substitute Limited Partners.

           9.2.1. Each Limited Partner shall, without the consent of any other Limited Partner, have the right to substitute an assignee as a Limited Partner in its place. Any Substitute Limited Partner shall, as a condition of receiving any interest in the Partnership assets, agree to be bound to the extent required under Section 3.6.B.

           9.2.2. Upon the admission of a Substitute Limited Partner, the Schedule shall be amended to reflect the name and address of such Substitute Limited Partner and to eliminate the name and address of the assigning Limited Partner, and, if required under the Uniform Act, an amendment to the certificate of limited partnership of the Partnership reflecting such admission shall be filed in accordance with the Uniform Act. Each Substitute Limited Partner shall execute such instrument or instruments as shall be required by the General Partner to signify its agreement to be bound by all the provisions hereof, and shall pay reasonable legal and filing expenses in connection with its substitution as a Limited Partner.

      9.3. Restrictions.

           9.3.1. In no event shall all or any part of a Limited Partner interest in the Partnership be assigned or transferred to a minor (other than to a member of a Limited Partner's Immediate Family by reason of death) or to an incompetent.

           9.3.2. Any sale, exchange, transfer or other disposition in contravention of any of the provisions of this
Section 9.3 shall be void and ineffectual and shall not bind or be recognized by the Partnership.

      9.4. Other Limited Partners.

      The Special Limited Partner shall have the right at any time and from time to time to substitute in its place as Special Limited Partner any Person which (a) controls the Special Limited Partner, (b) is owned in substantial part by the Special Limited Partner or (c) is controlled by the Person controlling the Special Limited Partner. Each Partner hereby consents to such substitution(s) if and when it occurs, and agrees that the substitute Special Limited Partner shall have all the rights, benefits and duties set out in this Agreement for the Special Limited Partner.


10. -- General Provisions

      10.1.Amendments to Certificate.

      Within 120 days after the end of any fiscal year in which the Limited Partners shall have received any distributions under
Article V hereof, the General Partner shall file if required under the law of the State and elsewhere as the General Partner deem appropriate or required an amendment to the Certificate of Limited Partnership reducing by the amount of its allocable share of such distribution the amount of Capital Contribution of each Limited Partner as stated in the last previous amendment to the Certificate of Limited Partnership. Nothing in this Section 10.1 shall authorize, however, any change in the Schedule.

      10.2.Notices.

      Except as otherwise specifically provided herein, all notices, demands or other communications hereunder shall be in writing and shall be deemed to have been given (i) four business days after being deposited in the United States mail and sent by certified or registered mail, postage prepaid, (ii) two business days after being deposited with Federal Express or similar overnight delivery service, (iii) on the business day after the day of transmission by telecopier or other facsimile transmission, answerback requested, or (iv) on the business day following delivery personally, in each case to the parties at the addresses set forth below or at such other addresses as such parties may designate by notice to the Partnership: If to the Partnership, at the principal office of the Partnership set forth in Section 2.2, and if to a Partner, at its address set forth in the Schedule, in each case with copies to:

                (i) The Special Limited Partner, c/o Heartland Properties, Inc., Hovde Building, 6th Floor, 122 West Washington Avenue, Madison, Wisconsin 53703-2718 (Attention: Vice President-Real Estate and Finance);

                (ii) Leonard, Street & Deinard, 150 South Fifth Street, Suite 2300, Minneapolis, Minnesota, 55402 (Attention:
Angela M. Christy).

      10.3.Word Meanings.

      The words such as "herein," "hereinbefore," "hereinafter," "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

      10.4.Binding Provisions.

      The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assigns of the respective parties hereto.

      10.5.Applicable Law.

      This Agreement shall be construed and enforced in accordance with the laws of the State.

      10.6.Counterparts.

      This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart.

      10.7.Separability of Provisions.

      Each  provision  of  this   Agreement   shall  be  considered
separable and (a) if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, or
(b) if for any reason any provision or provisions herein would cause the Limited Partners to be bound by the obligations of the Partnership under the laws of the State as the same may now or hereafter exist, such provision or provisions shall be deemed void and of no effect.

      10.8.Paragraph Titles.

      Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of the Agreement as set forth in the text.

      10.9.Amendments.

      Except  as  otherwise   provided  in  Section   5.4.H,   this
Agreement may not be amended or modified except by a written instrument signed by all of the Partners.

      10.10.    Time of Admission.

      Each Limited Partner shall be deemed to have been admitted to the Partnership as of the first day of the month during which its actual admission occurs for all purposes of this Agreement including Article V.


11. -- Defined Terms

      Certain capitalized terms used in this Agreement shall have the meanings specified below:

      "Accountants"  means the certified  public  accountant as may
      -------------
be  engaged by the  Partnership  in  accordance  with  Section  7.3 hereof.

      "Adjustment Amount" has the meaning set forth in Section 4.2.
      ------------------

      "Admission  Date"  means  the  date on which  this  Agreement
      -----------------
shall have been fully executed by, delivered among and become binding on all of the Partners.

      "Affiliate"  means,  as to any named Person or Persons (or as
      ----------
to every General Partner if no Person is specifically named): (1) such Person; (2) member of the Immediate Family of such Person;
(3) legal representative, successor or assignee of any Person referred to in the preceding clauses (1) or (2); (4) trustee of a trust for the benefit of any Person referred to in the preceding clauses (1) or (2); or (5) any other Person (a) who directly or indirectly controls, is controlled by, or is under common control with such Person, (b) who owns or controls 10% or more of the outstanding voting interests of such Person, (c) of which 10% or more of the outstanding voting interests is owned by such Person or any of the Persons referred to in the foregoing clauses (1) through (3); (d) who is an officer, director, partner or trustee of such Person, or (e) for which such Person acts in the capacity of officer, director, partner or trustee.

      "Agreement"  means this  Amended and  Restated  Agreement  of
      -----------
Limited Partnership as it may be amended from time to time.

      "Annual  Reported  Credit"  has  the  meaning  set  forth  in
      -------------------------
Section 4.2.A.

      "Asset  Management  Fee" means the fee  payable to  Heartland
      -----------------------
Properties, Inc. by the Partnership pursuant to Section 6.12.F.

      "Basis  Certification"  means (a) the receipt by each Limited
      ----------------------
Partner of the written certification of the Accountants, in a form and in substance satisfactory to the Special Limited Partner and its accountants, as to the itemized amounts of the construction and development costs of the Property and the "eligible basis" and "applicable percentage" (as defined in the
Code) pertaining to each building in the Property following Full Completion, and (b) the written acceptance of such certification by the Special Limited Partner after review thereof by a certified public accounting firm engaged by the Special Limited Partner for such purpose.

      "Capital Account" has the meaning set forth in Section 3.3.
      -----------------

      "Capital   Contribution"  means  the  total  amount  of  cash
      ------------------------
contributed or agreed to be contributed to the Partnership by each Partner as shown in the Schedule, including any amounts which are paid on behalf of the Investor Limited Partner pursuant to the provisions of Section 4.2.C. herein. Any reference in this Agreement to the Capital Contribution of a then Partner shall include a Capital Contribution previously made by any prior Partner with respect to the Partnership interest of such then Partner.

      "Capital  Transaction"  means any transaction or other source
      ----------------------
of funds the proceeds of which are not includable in determining Cash Flow including, without implied limitation, the sale or other disposition of all or substantially all of the assets of the Partnership and any refinancing of any Mortgage, but excluding the payment of Capital Contributions by the Partners.

      "Carryover  Allocation  Issuance" means (a) the issuance,  on
      ---------------------------------
or before December 31, 1999, by the Agency to the Partnership of a carryover allocation of low income housing tax credits pursuant to Section 42(h)(1)(E) of the Code for the Property, (b) the incurrence, on or before December 31, 1999, by the Partnership of capitalizable costs of at least 10% of the Partnership's reasonably expected basis in the Project as of December 31, 2001, and (c) the receipt by the Limited Partners of a written certification from the Accountants setting forth in reasonable detail the nature and amount of such costs and the written acceptance of such certification by the Special Limited Partner after review thereof by a certified public accounting firm engaged by the Special Limited Partner for such purpose.

      "Cash Flow" means for any period the excess of (a)  Operating
      -----------
Revenues for such period over (b) the sum of Operating Expenses and Debt Service for such period.

      "City  Loan"  means the loan being made by the City of Albert
      ------------
Lea with underlying funds provided by the Minnesota Department of Trade and Economic Development in the principal amount of $500,000, and bearing interest at the fixed annual rate of 1%.

      "Code"  means the Internal  Revenue Code of 1986,  as amended
      -------
from time to time.

      "Compliance  Period" means the "compliance period" as defined
      -------------------
in Section 42 of the Code for the Property or any building comprising a part of the Property.

      "Consent" of any Partner  means the advance  written  consent
      ---------
or  approval  of  such   Partner,   which   consent  shall  not  be
unreasonably withheld, conditioned or delayed.

      "Construction  Mortgage"  means the  Mortgage  being  made by
      ------------------------
Capital Square Financial Corporation in the principal amount of $805,000.

      "Credit Agency" means the Minnesota Housing Finance Agency.
      ---------------

      "Credit  Period"  means the "credit  period" for the Property
      ---------------
or any building  comprising a part of the  Property,  as defined in
Section 42 of the Code.

      "Debt   Service"   shall  mean  all   payments  of  interest,
      ----------------
principal and recurring charges due and payable on the Mortgages during a specified period.

      "Development  Completion  Obligation" means the obligation of
      -------------------------------------
the General Partner to acquire and develop the Property for a fixed turnkey price, as set forth in Section 6.9.

      "Development   Costs"  means  those  costs   related  to  the
      ----------------------
development   and   initial   leaseup  of  the   Property  as  more
specifically described in Section 6.9.

      "Development  Funds" means those  sources of funds  available
      --------------------
to  meet  Development  Costs  as  more  specifically  described  in
Section 6.9.

      "Development  Services  Fee"  means  the fee  payable  to the
      ----------------------------
General Partner pursuant to Section 6.11.A.

      "Economic  Risk  of  Loss"  has  the  meaning  set  forth  in
      ---------------------------
Treasury Regulation Section 1.752-2.

      "8609  Issuance"  means the receipt by the  Partnership  from
      -----------------
the Credit Agency of Internal Revenue Service Form(s) 8609 with respect to all buildings in the Property and allocating to the Partnership Low Income Housing Credit in an amount of $177,752.

      "Entity" means any general partnership,  limited partnership,
      --------
limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

      "Event of Bankruptcy" means with respect to any Person:
      ---------------------

      (i) the entry of a decree or order for relief by a court having jurisdiction in respect of such Person in a case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or state bankruptcy, insolvency or other similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its property, or the issuance of an order for the winding-up or liquidation of its affairs and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

      (ii) the commencement by such Person of a proceeding seeking any decree, order or appointment referred to in clause (i), the consent by such Person to any such decree, order or the appointment, or taking of any action by such Person in furtherance of any of the foregoing.

      "Facility"  shall have the meaning given to it in the Federal
      ----------
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.

      "Filing  Office"  means the office of the  Secretary of State
      -----------------
of the State.

      "Full  Completion"  means the occurrence of (a) completion of
      ------------------
construction of the entire Property no later than December 31, 2001 and in substantial compliance with the Property Documents, as such completion is evidenced by the receipt by the Partnership of (i) written confirmation of completion from the inspecting architect for the Property and (ii) written approval of occupancy by all state and municipal agencies empowered or required to issue such approval and (b) satisfaction of all requirements in the Property Documents relating to completion of the entire Property.

      "General  Partner"  means all Persons  designated  as General
      -----------------
Partners in the Schedule and all Persons who become General Partners as provided herein, in each such Person's capacity as a General Partner of the Partnership, and if there be only one General Partner at any time, such term shall refer to such sole General Partner.

      "GMHF  Loan"  means  the  loan  being  made  by  the  Greater
      ------------
Minnesota Housing Fund in the principal amount of $178,485, and bearing interest at the fixed annual rate of 1%.

      "Guaranteed  Development  Cost"  means the amount  payable to
      -------------------------------
the General Partner pursuant to Section 6.9.A.

      "Hazardous  Material"  shall  have  the  collective  meanings
      ---------------------
given to the terms "hazardous material," "hazardous substances," "hazardous wastes," "toxic substances" and analogous terms in the Hazardous Waste Laws. In addition, the term "Hazardous Material" shall also include oil and any other substance known to be hazardous.

      "Hazardous   Waste  Laws"  means  and  includes  the  Federal
      -------------------------
Comprehensive Environmental Response, Compensation and Liability Act of 1980; the Resource Conservation and Recovery Act; the
Toxic Substances Control Act and any other federal, state or local statutes, ordinances, regulations or by-laws dealing with Hazardous Material, as the same may be amended from time to time and including any regulations promulgated thereunder.

      "Immediate  Family"  means,  with respect to any Person,  its
      --------------------
spouse,  parents,  parents-in-law,  descendants,  nephews,  nieces,
brothers,      sisters,      brothers-in-law,       sisters-in-law,
children-in-law and grandchildren-in-law.

      "Incentive  Management  Fee"  means  the fee  payable  by the
      ---------------------------
Partnership pursuant to Section 6.12.D hereof.

      "Installment"  means a portion  of the  Capital  Contribution
      -------------
due from the  Investor  Limited  Partner as more fully set forth in
Article IV.

      "Investor Limited Partner" means Alliant Energy  Investments,
      --------------------------
Inc., an Iowa corporation, or any Person who becomes a Substitute Investor Limited Partner as provided herein, in each such Person's capacity as the Investor Limited Partner of the Partnership.

      "Lenders"  means the lenders  with  respect to the  Permitted
      ---------
Loans.

      "Limited  Partner" or "Limited  Partners"  means the Investor
      ------------------------------------------
Limited Partner and the Special Limited Partner.

      "Low Income  Housing  Credit"  means the amount of low-income
      -----------------------------
housing tax credit, as certified by the Accountants, which the Partnership and/or its Partners has or will claim pursuant to
Section 42 of the Code (or successor provisions) with respect to the Property.

      "Management  Agent"  means the  managing and rental agent for
      -------------------
the Property engaged by the Partnership pursuant to Section 6.12.

      "Management   Agreement"  means  the  agreement  between  the
      -------------------------
Partnership and the Management Agent in effect from time to time providing for management services to the Property.

      "Management  Fee" means the amount  payable from time to time
      -----------------
by the  Partnership  to the  Management  Agent  (or to the  General
Partner if there shall be no Management Agent serving hereunder) on an annual basis for management services in accordance with the Management Agreement.

      "Minimum Set Aside" means  occupancy of dwelling units in all
      --------------------
of the Property sufficient to satisfy the "40-60 test" set forth in Section 42(g) of the Code within the time period required thereunder.

      "Mortgage"   or   "Mortgages"   means   any  or  all  of  the
      ------------------------------
indebtedness of the Partnership evidenced by the Permitted Loans, and any other indebtedness secured by a mortgage of the
Property. Where the context admits, the term Mortgage shall include any mortgage, deed, note, security agreement or other instrument executed in connection with a Mortgage which is binding on the Partnership; and in case a Mortgage is replaced or supplemented by any subsequent mortgage or mortgages, such term shall refer to any such subsequent mortgage or mortgages.

      "Operating  Deficit"  means the excess (if any) of the sum of
      ---------------------
Operating Expenses and Debt Service over Operating Revenues for a particular period, as more specifically described in Section 6.10.

      "Operating   Deficit   Loan"   means  a  loan   made  to  the
      ------------------------------
Partnership pursuant to Section 6.10 and which is repayable without interest and only as provided under this Agreement.

      "Operating  Expenses" means all the costs and expenses of any
      ---------------------
type which are incident to the ownership and operation of the Property, including, without limitation, real estate and other taxes, the cost of capital improvements properly attributable to the period in question, the cost of operations (including the cost of any services provided to residents), maintenance and repairs, Management Fees, fees payable pursuant to Section 6.12.E, the funding of any reserves required to be maintained by the Lenders or pursuant to Section 6.14, and all amounts due with respect to Partnership indebtedness, but excluding Debt Service, the cost of those items which are included in Development Costs pursuant to Section 6.9, payments made pursuant to Section 5.2.A or 5.2.B, depreciation and other non-cash charges and cash distributions to Partners.

      "Operating   Revenue"  means  all  rental  revenue,   laundry
      ---------------------
income, parking revenue and other incidental revenues which are received by the Partnership and arise from the operation of the Property as a rental apartment property.

      "Outstanding  Capital"  means, as to any Partner at any point
      ----------------------
in  time,   the  excess   of:   (a)  the  amount  of  the   Capital
Contributions paid in by such Partner through such time (in the case of the Investor Limited Partner, including both amounts paid pursuant to Section 4.1, and all amounts paid or payable on behalf of the Investor Limited Partner by the General Partner pursuant to Section 4.2), over (b) amounts which have previously been distributed to such Partner pursuant to Section 5.2.B as returns of Outstanding Capital.

      "Partner"  or  "Partners"  means  any or  all of the  General
      --------------------------
Partners and the Limited Partners.

      "Partner  Non-Recourse Debt" means any Partnership  liability
      ---------------------------
(1) that is considered non-recourse under Regulation Section 1.1001-2 or for which the creditor's right to repayment is limited to one or more assets of the Partnership and (2) for which any Partner or Related Person bears the Economic Risk of Loss.

      "Partner  Non-Recourse Debt Minimum Gain" means the amount of
      -----------------------------------------
partner non-recourse debt minimum gain and the net increase or decrease in partner non-recourse debt minimum gain determined in a manner consistent with Treasury Regulation Sections 1.704-2(d) and 1.704-2(g)(3).

      "Partnership" means the limited partnership  governed by this
      -------------
Agreement as said limited partnership may from time to time be constituted and amended.

      "Partnership  Minimum  Gain" means the amount  determined  by
      ---------------------------
computing, with respect to each Partnership Non-Recourse Liability, the amount of gain, if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction of such liability, and by then aggregating the amounts so computed. Such computations shall be made in a manner consistent with Treasury Regulation Section 1.704-2(d).

      "Partnership  Non-Recourse  Liability"  means any Partnership
      --------------------------------------
liability (or portion thereof) for which no Partner or Related Person bears the Economic Risk of Loss.

      "Permanent  Mortgage" means the Mortgage made by Norwest Bank
      ---------------------
Iowa, N.A. in the principal amount of $164,000 and on such terms to be determined pursuant to the Permanent Mortgage commitment letter dated October 25, 1999.

      "Permanent  Mortgage  Closing"  means the  occurrence of Full
      ------------------------------
Completion, closing of the Permanent Mortgage and full disbursement thereof to the Partnership and repayment in full and discharge of the Construction Mortgage.

      "Permitted Loans" means the Construction Mortgage,  Permanent
      -----------------
Mortgage, City Loan, GMHF Loan, and Port Authority Loan.

      "Person"  means any  individual  or  Entity,  and the  heirs,
      --------
executors, administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter and vice versa.

      "Plans    and    Specifications"    means   the   plans   and
      --------------------------------
specifications for the Property as last revised prior to the date hereof, together with future revisions thereof which, if such future revision constitutes a change in the design, scope or value of the Property, shall have received the Consent of the Special Limited Partner.

      "Port  Authority  Loan" means the loan being made by the Port
      -----------------------
Authority of the City of Albert Lea in the principal amount of $10,000, and bearing interest at the fixed annual rate of 1%.

      "Projected  Credit" means the projected amounts of Low Income
      -------------------
Housing Credit set forth in the table in Section 4.2.A.

      "Property"  means the real  property  located  at 1801  Ninth
      ----------
Street West in Albert Lea, Minnesota, which real property is more fully described in Exhibit 1 attached hereto.

      "Property  Documents" means all promissory notes,  mortgages,
      --------------------
agreements and other instruments executed in connection with any of the Mortgages; the Plans and Specifications; the Management Agreement; the Incentive Management Agreement; the Turnkey Development Agreement; all applications, reservations, carryover allocations, restrictive covenants and extended use agreements and all other agreements and documents related to the Low Income Housing Credit; agreements relating to real estate taxation and assessments relating to the Property; agreements relating to the availability of parking for users of the Property; and any other agreement or instrument relating to the Property or under which the Partnership is bound.

      "Qualified  Tenant"  means a  tenant  who  meets  the  income
      -------------------
requirements for a "low income unit" (as defined in Section 42 of the Code) and who occupies a dwelling unit in the Property pursuant to an executed lease which is for a term of at least twelve months, conforms to all requirements of the Property Documents and will not prevent the Partnership from obtaining the Low Income Housing Credit with respect to such dwelling unit.

      "Qualified  Income  Offset Item" means (1) an  allocation  of
      --------------------------------
loss or deduction that, as of the end of each year, reasonably is expected to be made (a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to
Section 706(d) of the Code as the result of a change in any Partner's Interest, and (c) pursuant to Regulation Section
1.751-1(b)(2)(ii) as the result of a distribution by the Partnership of unrealized receivables or inventory items and (2) a distribution that, as of the end of such year, reasonably is expected to be made to a Partner to the extent it exceeds offsetting increases to such Partner's Capital Account which reasonably are expected to occur during or prior to the Partnership taxable year in which such distribution reasonably is expected to occur.

      "Related  Person"  has the  meaning  set  forth  in  Treasury
      ----------------
Regulation   Section   1.752-4(b)  or  any   successor   regulation
thereto.

      "Replacement  Reserve"  shall  mean  the  reserve  maintained
      ---------------------
pursuant to Section 6.14 to make capital repairs and improvements.

      "Retirement"  (including  the  verb  form  "Retire"  and  the
      ------------
adjective form "Retiring") means as to a General Partner, the occurrence of death, adjudication of insanity or incompetence,
Event of Bankruptcy, dissolution, or voluntary or involuntary withdrawal from the Partnership for any reason, and shall constitute "retirement" for purposes of the Uniform Act. "Retirement" shall also mean the sale, assignment, transfer or encumbrance by a General Partner of its interest as a General
Partner. A General Partner which is a corporation, limited liability company or partnership shall be deemed to have sold, assigned, transferred or encumbered its interest as a General Partner in the event of any sale, assignment, transfer or encumbrance of a controlling interest in a corporate or limited liability company General Partner or of a general partner interest in a General Partner which is a partnership.

      "Schedule"  means  Schedule A of Partners  annexed  hereto as
      ---------
amended from time to time and as so amended at the time of reference thereto.

      "Special  Limited  Partner" means Heartland  Special Limited,
      --------------------------
Inc., a Wisconsin corporation, or such other Person as it may substitute pursuant to Section 9.4 hereof.

      "Stabilized  Occupancy" means the achievement of occupancy of
      -----------------------
at least 90% of the dwelling units in the Property by Qualified Tenants at rent levels not less than the rents set forth on
Exhibit 2 hereto  for each of three  consecutive  months  following
Full Completion.

      "State" means the State of Minnesota.
      -------

      "Substitute   Limited   Partner"  means  any  Person  who  is
      -------------------------------
admitted to the Partnership as a Limited Partner under the provisions of Sections 9.2 or 9.4.

      "Uniform Act" means the Uniform  Limited  Partnership  Act as
      ------------
adopted by the State.

      "Vessel"  shall have the  meaning  given to it in the Federal
      --------
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.

      WITNESS the execution hereof under seal as of the 1st day of February, 2000.


GENERAL PARTNER                               Newbury Development Company


___________________________                   By:   ___________________________
James F. Levy                                       James F. Levy, President

WITHDRAWING LIMITED PARTNER                   SPECIAL LIMITED PARTNER

Newbury Development Company                   Heartland Special Limited, Inc.


By:   ___________________________             By:   ___________________________
      James F. Levy, President                      Ruth A. Domack, President





                                              INVESTOR LIMITED PARTNER

                                              Alliant Energy Investments, Inc.


                                              By:   ___________________________
                                              Thomas L. Aller, President

STATE OF IOWA        )
                     ) ss.
COUNTY OF POLK       )

      On this _____ day of February, 2000, before me, the undersigned, a Notary Public in and for said State, personally came James F. Levy, who executed the above instrument and acknowledged to me that he executed the same as his free act and deed.

                               ______________________________
                               Notary Public

                               My commission expires:_________




STATE OF IOWA        )
                     ) ss.
COUNTY OF POLK       )

      On this _____ day of February, 2000, before me, the undersigned, a Notary Public in and for said State, personally came James F. Levy, known to me to be President of Newbury Development Company, who executed the above instrument on behalf of said corporation and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said corporation..

                               ______________________________
                               Notary Public

                               My commission expires:_________

STATE OF IOWA        )
                     ) ss.
COUNTY OF LINN       )

      On this _______ day of February, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Thomas L. Aller, known to me to be President of Alliant Energy Investments, Inc., who executed the above instrument on behalf of said corporation and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________



STATE OF WISCONSIN   )
                     ) ss.
COUNTY OF DANE       )

      On this _______ day of February, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Ruth A. Domack, known to me to be President of Heartland Special Limited, Inc., who executed the above instrument on behalf of said corporation and acknowledged to me that she executed the same as her free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________

                                             PICKEREL PARK ASSOCIATES LIMITED PARTNERSHIP

                                                  Schedule A -- Schedule of Partners


                                                               Total
                                                             Agreed-to         Paid-in Capital     Share of Total
                 GENERAL PARTNERS                             Capital           Contribution *      Partner Class
                 ------------------                         Contribution       ----------------       Interest
                                                            -------------                          ---------------

James F. Levy                                                   $50                $50                  50%
  Newbury Development Company
100 Court Avenue, Suite 212
Des Moines, Iowa  50309-2200
Newbury Development Company                                     $50                $50                  50%
100 Court Avenue, Suite 212
Des Moines, Iowa  50309-2200

                 LIMITED PARTNERS
                 ----------------
Special Limited Partner

Heartland Special Limited, Inc.                                $100                $100                0.01%
  Heartland Properties, Inc.
Hovde Building, 6th Floor
122 West Washington Avenue
Madison, WI  53703-2718
Investor Limited Partner

Alliant Energy Investments, Inc.                            $1,322,800           $661,400             99.99%
  Heartland Properties, Inc.
Hovde Building, 6th Floor
122 West Washington Avenue
Madison, WI  53703-2718



______________________

*  Paid-in  Capital  Contribution  as of the date of this  Schedule
A. Future Installments of Capital Contribution are due from the Investor Limited Partner at the times set forth in this Partnership Agreement.

                             Exhibit 1




                   LEGAL DESCRIPTION OF PROPERTY



      Lot 1, Block 1, Pickerel Park  Subdivision in Government
      Lot 3, in SE 1/4, Section 18, Township 102 North,  Range
      21 West, City of Albert Lea, County of Freeborn, State of Minnesota.

                             Exhibit 2




                   PROJECTED INITIAL RENT LEVELS
                      AND OPERATING EXPENSES

                             Exhibit 3




                       REPORTING GUIDELINES

                    _______________________________________


               MEADOW WOOD ASSOCIATES OF CARROLL PHASE II, L.P.

                    _______________________________________





                        AMENDED AND RESTATED AGREEMENT
                            OF LIMITED PARTNERSHIP








                           Dated as of March 1, 2000

                                           MEADOW WOOD ASSOCIATES OF CARROLL PHASE II, L.P.

                                                          TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
ARTICLE I -- Preliminary Statement.                                                                      1

ARTICLE II -- Continuation; Name; and Purpose.                                                           1
                     Section 2.1          Continuation.                                                  1
                     Section 2.2          Name and Office.                                               1
                     Section 2.3          Purpose.                                                       2
                     Section 2.4          Authorized Acts.                                               2
                     Section 2.5          Term and Dissolution.                                          3

ARTICLE III -- Partners; Capital                                                                         3
                     Section 3.1          General Partner                                                3
                     Section 3.2          Limited Partners                                               4
                     Section 3.3          Partnership Capital                                            4
                     Section 3.4          Withdrawal of Capital                                          5
                     Section 3.5          Liability of Limited Partners                                  5
                     Section 3.6          Additional Limited Partners                                    5

ARTICLE IV -- Limited Partner Capital Contributions                                                      6
                     Section 4.1          Payments                                                       6
                     Section 4.2          Special Adjustments.                                           7
                     Section 4.3          Repurchase Obligation of the General Partner                   9
                     Section 4.4          Repurchase Option of the General Partner.                     11
                     Section 4.5          Right of First Refusal of the General Partner                 11

ARTICLE V -- Profits, Losses and Distributions                                                          12
                     Section 5.1          Profits, Losses and Tax Credits                               12
                     Section 5.2          Distributions Prior to Dissolution                            13
                     Section 5.3          Distributions Upon Dissolution                                14
                     Section 5.4          Special Provisions                                            15

ARTICLE VI -- General Partner Rights, Powers and Duties                                                 18
                     Section 6.1          Restrictions on Authority                                     18
                     Section 6.2          Personal Services                                             19
                     Section 6.3          Business Management and Control; Tax Matters Partner.         19
                     Section 6.4          Authority of General Partner                                  20
                     Section 6.5          Duties and Obligations                                        21
                     Section 6.6          Representations and Warranties                                23
                     Section 6.7          Liability                                                     26
                     Section 6.8          Indemnification                                               26
                     Section 6.9          Development Completion Obligation                             27
                     Section 6.10         Operating Expense Obligation                                  27
                     Section 6.11         Development Services                                          28
                     Section 6.12         Property Management                                           28
                     Section 6.13         Borrowings                                                    30
                     Section 6.14         Replacement Reserve                                           31

ARTICLE VII -- Books and Records, Accounting and Reports                                                31
                     Section 7.1          Books and Records                                             31
                     Section 7.2          Bank Accounts                                                 31
                     Section 7.3          Accountants                                                   32
                     Section 7.4          Reports, Financial Statements, Tax Returns                    32
                     Section 7.5          Tax Elections                                                 34
                     Section 7.6          Fiscal Year and Accounting Method.                            34

ARTICLE VIII -- Retirement of a General Partner                                                         34
                     Section 8.1          Retirement                                                    34
                     Section 8.2          Obligation to Continue                                        35
                     Section 8.3          Retirement of a Sole General Partner                          35
                     Section 8.4          Interest of Retired General Partners                          35
                     Section 8.5          Designation of New General Partners                           36
                     Section 8.6          Additional and Substitute General Partners                    36
                     Section 8.7          Amendment of Certificate                                      38

ARTICLE IX -- Limited Partner Transfers                                                                 38
                     Section 9.1          Assignments                                                   38
                     Section 9.2          Substitute Limited Partners                                   39
                     Section 9.3          Restrictions                                                  39
                     Section 9.4          Other Limited Partners                                        39

ARTICLE X -- General Provisions                                                                         39
                     Section 10.1         Amendments to Certificate                                     39
                     Section 10.2         Notices                                                       40
                     Section 10.3         Word Meanings                                                 40
                     Section 10.4         Binding Provisions                                            40
                     Section 10.5         Applicable Law                                                40
                     Section 10.6         Counterparts                                                  41
                     Section 10.7         Separability of Provisions                                    41
                     Section 10.8         Paragraph Titles                                              41
                     Section 10.9         Amendments                                                    41
                     Section 10.10        Time of Admission                                             41

ARTICLE XI -- Defined Terms                                                                             41

Schedule A --  Schedule of Partners
Exhibit 1 -- Legal Description of Property
Exhibit 2 -- Projected Initial Rent Levels and Operating Expenses
Exhibit 3 -- Reporting Guidelines


               MEADOW WOOD ASSOCIATES OF CARROLL PHASE II, L.P.

                        AMENDED AND RESTATED AGREEMENT
                            OF LIMITED PARTNERSHIP


1. -- Preliminary Statement.

      Meadow Wood Associates of Carroll Phase II, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Iowa pursuant to an Agreement of Limited Partnership dated September 25, 1998. A certificate of limited partnership was filed with the Filing Office on September 29,1998.

      The purposes of this amendment to and restatement of said Agreement are to: (i) admit Newbury Development Company, an Iowa corporation, as a general partner, admit Alliant Energy Investments, Inc., an Iowa corporation, as the Investor Limited Partner, and admit Heartland Special Limited, Inc., a Wisconsin corporation, as the Special Limited Partner; (ii) provide for the withdrawal of James F. Levy and Debbie L. Fisher as the pre-existing limited partners; and (iii) set out more fully the rights, obligations and duties of the General Partner and the Limited Partners and to restate the partnership agreement in its entirety.

      It is hereby agreed that the agreement of limited partnership is hereby amended and fully restated as provided herein. Capitalized terms not defined in the text hereof shall have the meanings set forth in Article XI.


2. -- Continuation; Name; and Purpose.

           2.1.      Continuation.

      The parties hereto hereby agree to continue the limited partnership known as Meadow Wood Associates of Carroll Phase II, L.P., formed pursuant to the provisions of the Uniform Act.

           2.2.      Name and Office.

      The Partnership shall continue to be conducted under the name of Meadow Wood Associates of Carroll Phase II, L.P. The principal office of the Partnership shall be at 100 Court Avenue, Suite 212, Des Moines, Iowa 50309. The Partnership may also maintain offices at the Property. The resident agent for service of process on the Partnership shall be Newbury Development Company at 100 Court Avenue, Suite 212, Des Moines, Iowa 50309. The General Partner may at any time change the location of a Partnership office or the identity or address of its resident agent in the State and shall give due notice of any such change to the Limited Partners.

           2.3.      Purpose.

      The purpose of the Partnership is to acquire, construct, develop, improve, own, maintain, operate, manage, lease, sell, and otherwise deal with the Property. The Partnership and the General Partner shall operate the Property in accordance with the Property Documents and any applicable governmental regulations. The Partnership shall not engage in any other business or activity.

           2.4.      Authorized Acts.

      In furtherance of its purposes, but subject to all other provisions of this Agreement including, but not limited to, Article III and Article VI, the Partnership is hereby authorized, and the General Partner shall have full power, authority and discretion to cause the Partnership:

      (i)  To acquire by  purchase,  lease or  otherwise  any real or  personal
property   which  may  be   necessary,   convenient   or   incidental   to  the
accomplishment of the purposes of the Partnership.

      (ii) To construct, operate, maintain, finance and improve, and to own, sell, convey, assign, mortgage or lease any real estate and any personal property necessary, convenient or incidental to the accomplishment of the purposes of the Partnership.

      (iii)To borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Partnership, and to secure the same by mortgage, pledge or other lien on the Property or any other assets of the Partnership.

      (iv) To prepay in whole or in part, refinance, recast, increase, modify or extend a Mortgage and in connection therewith to execute any extensions, renewals, or modifications of the Mortgages.

      (v) To employ a Management Agent, including an Affiliate, to manage the Property, and to pay reasonable compensation for such services.

      (vi) To enter into, perform and carry out contracts of any kind, including contracts with Affiliates, necessary to, in connection with or incidental to, the accomplishment of the purposes of the Partnership, specifically including, but not limited to, the execution and delivery of the Property Documents, and all other agreements, certificates, instruments or documents required by the Lenders in connection with the Property Documents and the acquisition, construction, development, improvement, maintenance and operation of the Property or otherwise required by the Lenders in connection with the Property.

      (vii)To enter into any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Partnership, so long as said activities and contracts may be lawfully carried on or performed by a partnership under the laws of the State.

           2.5.      Term and Dissolution.

      The Partnership shall continue in full force and effect until December 31, 2045, except that the Partnership shall be dissolved prior to such date upon the happening of any of the following events:

           2.5.1. The sale or other disposition of all or substantially all the assets of the Partnership; or

           2.5.2. The Retirement of a General Partner if no General Partner remains and the Partnership is not reconstituted with a successor General Partner pursuant to Section 8.3; or

           2.5.3.    The   occurrence  of  any  event  which  would  cause  the
dissolution of the Partnership under the Uniform Act notwithstanding the agreement of the Partners or the election of the General Partner to continue the business of the Partnership. The Partners agree, and the General Partner agrees to elect, to continue the business of the Partnership under all circumstances permitted by the Uniform Act.

      Upon dissolution of the Partnership, unless the Partnership is reconstituted pursuant to Section 8.3, the General Partner (or its trustees, receivers, successors, or legal representatives) shall cause the cancellation of the Partnership's Certificate of Limited Partnership as then in force, and shall liquidate the Partnership assets and apply and distribute the proceeds thereof in accordance with Section 5.3. Notwithstanding the foregoing, in the event such liquidating General Partner shall determine that an immediate sale of part or all of the Partnership's assets would cause undue loss to the Partners, the liquidating General Partner may, with the prior consent of the Special Limited Partner, in order to avoid such loss, either (i) delay liquidation of, and withhold from distribution for a reasonable time, any assets of the Partnership except those necessary to satisfy Partnership debts and obligations other than debts provided for in Section 5.2.B, Clauses Two and following, or (ii) distribute the assets to the Partners in kind.


3. -- Partners; Capital

           3.1.      General Partner.

      On the Admission Date, Newbury Development Company, an Iowa corporation, shall be admitted to the Partnership as a general partner, following which admission the general partners of the Partnership shall be James F. Levy and Newbury Development Company at the addresses set forth on the Schedule. (The general partners are referred to collectively herein as the "General Partner".) The General Partner has made a Capital Contribution to the Partnership in the total amount of $100.00 The General Partner shall not be obligated or permitted to make additional Capital Contributions to the Partnership, except that the General Partner shall be obligated to make such additional Capital Contributions to meet Development Cost shortfalls as provided in Section 6.9.B., and as may be required upon the dissolution and termination of the Partnership pursuant to Section 5.3.A.

           3.2.      Limited Partners.

           3.2.1. On the Admission Date, Heartland Special Limited, Inc., a Wisconsin corporation, shall be admitted to the Partnership as the Special Limited Partner, Alliant Energy Investments, Inc., an Iowa corporation, shall be admitted to the Partnership as the Investor Limited Partner, and thenceforth the Limited Partners shall be those Limited Partners shown on the Schedule. The addresses of each of the Limited Partners shall be as set forth on the Schedule.

           3.2.2. James F. Levy and Debbie L. Fisher each hereby withdraws as a Limited Partner, effective on the Admission Date, and acknowledges that as of the Admission Date he/she (i) has received a return of his/her capital contribution in his/her capacity as a withdrawn Partner, and (ii) no longer has any interest in or rights or claims against the Partnership in his/her capacity as a withdrawn Partner or for unpaid fees or compensation earned prior to the Admission Date.

           3.3.      Partnership Capital.

           3.3.1. The capital of the Partnership shall be the aggregate amount of the cash and the agreed value of property contributed by the General Partner, and the aggregate amount of the cash contributed by the Limited Partners, which amounts are hereby agreed to be those set forth in the Schedule. The Schedule shall be amended from time to time to reflect the withdrawal or admission of Partners, any changes in the Partnership interests held by a Partner arising from the transfer of a Partnership interest to or by such Partner and any change in the amounts to be contributed or agreed to be contributed by any Partner; provided that no funds provided by a Partner shall be deemed to be additional Capital Contributions unless payment thereof is pursuant to a specific provision of this Agreement requiring or permitting the making of additional Capital Contributions.

           3.3.2. An individual Capital Account shall be established and maintained for each Partner, including any additional or substituted Partner who shall hereafter receive an interest in Partnership. The Capital Account of each Partner shall consist of (a) the amount of cash such Partner contributes to the Partnership, plus (b) the fair market value of any property such Partner contributes to the Partnership net of any liabilities assumed by the Partnership or to which such property is subject, plus (c) the amount of profits and gain and tax exempt income allocated to such Partner, minus (d) the amount of losses and deductions allocated to such Partner, minus (e) the amount of all cash distributed to such Partner, minus (f) the fair market value of any property distributed to such Partner net of any liabilities assumed by such Partner or to which such property is subject, minus (g) the amount of any other expenditures which are not deductible by the Partnership for Federal income tax purposes or which are not allowable as additions to the basis of Partnership property and which are allocated to such Partner. Each Capital Account shall also be subject to such other adjustments as may be required under the Code and Treasury Regulations. The Capital Account of a Partner shall not be affected by any adjustments to basis made pursuant to Section 743 of the Code.

           3.3.3. The original Capital Account established for any substituted Partner shall be in the same amount as, and shall replace, the Capital Account of the Partner which such substituted Partner succeeds, and, for the purposes of this Agreement, such substituted Partner shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Partner which such substituted Partner succeeds. The term "substituted Partner", as used in this paragraph, shall mean a Person who shall become entitled to receive a share of the profits, losses and distributions of the Partnership by reason of such Person succeeding to the interest in the Partnership of a Partner by assignment of all or any part of a Partner's interest in the Partnership. To the extent a substituted Partner receives less than 100% of the interest in the Partnership of a Partner it succeeds, the original Capital Account of such substituted Partner and its Capital Contribution shall be in proportion to the interest he receives and the Capital Account of the Partner who retains a partial interest in the Partnership and its Capital Contribution shall continue, and not be replaced, in proportion to the interest he retains. Nothing in this Section 3.3 shall affect the limitations on transferability of Partnership interests set forth in this Agreement.

           3.4.      Withdrawal of Capital.

      Except as may be specifically provided in Article V hereof, no Partner shall have the right to withdraw from the Partnership all or any part of its Capital Contribution. No Partner shall have any right to demand and receive property or cash of the Partnership in return of its Capital Contribution except as may be specifically provided in this Agreement.

           3.5.      Liability of Limited Partners.

      No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership except to the extent such Limited Partner shall undertake such liability pursuant to a separate written instrument. A Limited Partner shall be liable to the Partnership only to make payments of its Capital Contribution as and when due hereunder, and, after its Capital Contribution shall be fully paid, no Limited Partner shall, except as otherwise required by the Uniform Act, be required to make any further Capital Contributions or lend any funds to the Partnership.

           3.6.      Additional Limited Partners.

           3.6.1. Except as may be expressly provided elsewhere in this Agreement, the General Partner shall have no right or authority to admit Limited Partners other than those being admitted pursuant to Section 3.2 unless such admission shall have received the Consent of the Special Limited Partner.

           3.6.2. Any incoming Limited Partner shall, as a condition of receiving any interest in Partnership property, agree to be bound by the Property Documents to the same extent and on the same terms as all other
Partners of the same class. Any incoming Limited Partner shall also agree to be bound by the provisions of this Agreement.

           3.6.3. Upon the admission of any additional Limited Partners, the Schedule shall be amended to reflect the names, addresses and Capital Contributions of such additional Limited Partners, and the date each Limited Partner is admitted to the Partnership.


4. -- Limited Partner Capital Contributions

           4.1.      Payments.

           4.1.1. The Special Limited Partner shall pay its entire Capital Contribution of $100.00 to the Partnership in cash on the Admission Date. The Investor Limited Partner shall make its Capital Contributions in the total amount of $1,156,810, which shall be paid in Installments (subject to the provision of Section 4.2.C) as set forth in the following payment schedule (the "Payment Schedule") and upon satisfaction of the conditions set forth in Section 4.1.B:

                (1) The first installment in the amount of $578,405 (the "First Installment") shall be paid on the Admission Date; provided, however, that if as of the Admission Date the development costs to be drawn against are less than the amount of the First Installment, the disbursement of the extra portion of such Installment shall be delayed pending future construction draw requests.

                (2) The second installment in the amount of $231,362 (the "Second Installment") shall be paid on the later of (a) Full Completion, (b) Basis Certification, and (c) Carryover Allocation Issuance.

                (3) The third installment in the amount of $231,362 (the "Third Installment") shall be paid on the later of (a) Permanent Mortgage Closing, and (b) 8609 Issuance.

                (4)  The  fourth  installment  in the amount of  $115,681  (the
"Fourth Installment") shall be paid on the later of (a) the occurrence of Stabilized Occupancy, and (b) the initial occupancy of all dwelling units in the Property by Qualified Tenants.

           All Capital Contributions received by the Partnership shall be used only for Partnership purposes permitted by this Agreement.

           4.1.2. The obligation of the Investor Limited Partner to pay to the Partnership each Installment is subject to the conditions that (i) each of the preceding Installments shall have become due and payable and (ii) the delivery by the General Partner to the Special Limited Partner of a written certificate (the "Certificate"), which shall be addressed to the Special Limited Partner and the Investor Limited Partner and which shall state that, as of the date of execution of such Certificate, (i) the Installment in question is due and payable to the Partnership (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), and (ii) all preconditions (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), representations, warranties and agreements applicable to such Installment set forth in
Sections 4.1 and 6.6 and elsewhere in this Agreement have been satisfied, or are true and correct, as the case may be. The Certificate shall include as an exhibit thereto a copy of an updated title opinion for the Property (the most recent of which must be dated within 15 days of the date of the Certificate) evidencing the accuracy of the representation set forth in
Section 6.6(viii). The Certificate delivered with respect to the First Installment shall be dated as of the Admission Date, and the Certificate delivered with respect to each subsequent Installment shall be dated no earlier than 15 days prior to the date of payment of such Installment. By acceptance of such Installment on behalf of the Partnership, the General Partner shall be deemed to have reaffirmed and ratified the Certificate as of the date such Installment is paid to the Partnership.

           4.1.3. If as of the date when any Installment or portion thereof would otherwise be payable to the Partnership pursuant to the Payment Schedule, the Certificate required under Section 4.1.B cannot truthfully be given, then the Installment shall not be payable to the Partnership unless and until (a) the General Partner shall resolve the circumstances which prevent delivery of such Certificate, (b) such resolution shall have been effected in a manner and under circumstances such that the Investor Limited Partner shall not have irrevocably lost any substantial part of the benefits of this Agreement, (c) the General Partner shall not otherwise be in default hereunder and (d) the Certificate shall be delivered in compliance with the provisions of Section 4.1.B.

           4.2.      Special Adjustments.

      Upon occurrence of the events set forth in the following paragraphs, the following adjustments shall be made:

           4.2.1.    Low Income Housing Credit Adjustment.

                (1) If the Annual Reported Credit which will apply to each year of the Credit Period is less than $157,046, then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to 74.4% of the excess of (a) the sum of the Projected Credit for all years included in the table in the definition of "Projected Credit" minus (b) the sum of the Low Income Housing Credit which will be allocated to the Investor Limited Partner for all such years based on the Annual Reported Credit. If instead such Annual Reported Credit is greater than $157,046, then an offsetting Adjustment Amount shall be determined as aforesaid, and the Investor Limited Partner shall make an additional Capital Contribution to the partnership in an amount equal to that offsetting Adjustment Amount, which additional Capital Contribution shall be payable at the time of the Third Installment.

                (2) In the event that the Actual Credit for 2001 is less than the Projected Credit for such year (after the Projected Credit has been revised by any adjustment made pursuant to Section 4.2.A(1) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to the total shortfall in Projected Credit, and, to the extent the shortfall will be deferred pursuant to Section 42(f)(2)(B) of the Code, the Projected Credit for 2011 shall be increased by the amount of such Adjustment Amount.

                (3) If for any reason (except changes in federal income tax law), the amount of Actual Credit for any year is less than the Projected Credit for such year after the Projected Credit has been revised by any adjustments made pursuant to Sections 4.2.A(1) or 4.2.A(2) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to the sum of (a) the shortfall in Projected Credit for such year and the corresponding shortfall for all future years which will also occur due to the circumstances in question, (b) the amount of any Low Income Housing Credit recapture amount (as defined in Code Section 42(j), including any interest and/or penalties due to the Internal Revenue Service), if the Internal Revenue Service determines that the payment by the General Partner to the Investor Limited Partner is not a return of capital, or otherwise determines that such recapture amount is owing, and (c) if the receipt of the foregoing amounts results in a tax liability for the Investor Limited Partner, an amount sufficient to pay such tax liability (calculated at an assumed tax rate of 40%). It is understood and acknowledged that the provisions of this Section 4.2.A(3) may be applied with respect to each year of the Credit Period.

                (4) "Projected Credit" shall mean the amount for each year expected to be allocated to the Investor Limited Partner as set forth in the table below:

                Year                      Projected Credit
                ------------------------------------------

                2001                           $157,030
                2002 and each year
                    thereafter through 2010    $157,030
                2011                                 $0

When any adjustment is made pursuant to this Section 4.2.A, the "Projected Credit" for purposes of any future adjustment shall be revised to equal the Actual Credit on which such adjustment was computed.

                (5) "Actual Credit" means, with respect to any tax year, the total amount of Low Income Housing Credit actually reported by the Partnership on its tax return for that tax year and allocated to the Investor Limited Partner and not disallowed by any taxing authority, as subsequently adjusted (if applicable) by any Tax Credit recapture amounts (as defined in Section 42(j)(2) of the Code).

                (6) "Annual Reported Credit" means the annual amount of Low Income Housing Credit which is expected to be allocated by the Partnership to the Investor Limited Partner on the Partnership tax return for each year of the Credit Period (subject only to timing adjustments such as placed in service and occupancy dates), as determined and reflected in a statement to be prepared by the Accountants after Full Completion and 8609 Issuance and which (a) shall be based on an audit by the Accountants of Development Costs,
(b) shall include supporting documentation and/or certifications from the General Partner and the Accountants indicating the date when each building comprising the Property was placed in service and indicating the number and percentage of tenants occupying units in the Property who are Qualified Tenants and (c) on which the Accountants shall express a favorable opinion as to fair presentation. In no event shall the amount of the Development Completion Fee which is taken into account in computing the Annual Reported Credit exceed the lesser of (a) the amount of such fee actually paid or to be paid pursuant to Section 6.11.A and (b) the amount allowable by the Credit Agency.
           4.2.2.    Intentionally Omitted.
           4.2.3.    Adjustment Procedure.

      When an "Adjustment Amount" shall become due from the General Partner pursuant to this Section 4.2, it shall be paid to the Investor Limited Partner by paying such amount to the Partnership in satisfaction of the Investor Limited Partner's obligation to pay the corresponding amount of the Installment which is next due (and, if necessary, succeeding Installments in order until the Adjustment Amount is fully paid), and the Investor Limited Partner shall pay only the remaining amount (if any) of such Installment(s).

      If the Adjustment Amount exceeds the amount of the succeeding Installments or is determined after all Installments have been paid, then the General Partner shall pay, not later than 30 days following the determination of the Adjustment Amount, to the Investor Limited Partner an amount equal to any portion of the Adjustment Amount which cannot be applied to succeeding Installments. If such amount is not paid to the Investor Limited Partner by the date required above, then the interest rate accruing thereon shall be increased to the rate of 12% per annum retroactively to the date the Adjustment Amount was determined.

      The payment made to the  Partnership  on behalf of the  Investor  Limited
Partner shall be deemed to be indemnification paid to the Investor Limited Partner by the General Partner for breach of warranty of the availability of the full Projected Credit and/or the full depreciation tax deductions, shall not constitute a Capital Contribution, loan or advance by the General Partner and shall not be reimbursable or repayable to the General Partner by the Partnership or the Investor Limited Partner. If the General Partner shall default in making such payment to the Partnership, the Partnership's remedies shall be only against the General Partner and the Investor Limited Partner shall nevertheless be deemed to have paid its entire Installment in full.

           4.3.      Repurchase Obligation of the General Partner.

      Upon the occurrence of any of the Repurchase Events set forth below, each Limited Partner shall have the right to elect to sell its interest in the Partnership by sending written notice (the "Election Notice") thereof to the General Partner at any time (provided that such notice must be sent within 90 days after receipt by such Limited Partner of notice of the occurrence of a Repurchase Event from the General Partner (which notice the General Partner shall be obligated to give promptly to each Limited Partner). The purchase shall be made by the General Partner within 120 days after the receipt of the Election Notice. The "Repurchase Events" which shall create the aforesaid right to be repurchased shall be any of the following:

      1.   The failure of the  Partnership to achieve  Minimum Set Aside and to
continue  to  maintain   occupancy  in   compliance   with  Minimum  Set  Aside
throughout the Compliance Period; or

      2.   A  determination  by the  Special  Limited  Partner or the  Internal
Revenue Service that the Property is ineligible for 20% or more of the Projected Credit.

      3. The failure of the Partnership to achieve Full Completion by the earlier of (i) December 31, 2001 (or, if the Internal Revenue Service grants a formal, written extension of the placed-in-service date deadline for the Property, then such later date as the Internal Revenue Service shall specify as the new placed-in-service date deadline), or (ii) any earlier date as of which a default shall occur under, or demand for payment shall have been made pursuant to, the Construction Mortgage.

      4. The failure of the Partnership to execute and record by December 31, 2001 (or, if the Internal Revenue Service grants a formal, written extension of the placed-in-service date deadline for the Property, then such later date as the Internal Revenue Service shall specify as the new placed-in-service date deadline) a valid extended use agreement as required pursuant to Section 42 of the Code.

      5. The failure of the Partnership to achieve Carryover Allocation Issuance by December 31, 1999.

      The purchase price for any of the purchases described above shall be an amount in cash equal to the Outstanding Capital of each selling Limited Partner plus interest at the annual rate of 12%, from the occurrence of the Repurchase Event through the date the purchase price is paid. If at the time of such repurchase, the payment of the purchase price plus interest to the selling Limited Partners constitutes a violation of the Uniform Act, the General Partner shall (i) contribute sufficient additional Capital to the Partnership to permit such repurchase without constituting such a violation, and (ii) shall indemnify and hold harmless each selling Limited Partner against all loss and damage by reason of such repurchase being in violation of the Uniform Act.

      Upon the purchase of such interest the General Partner shall become a Substitute Investor Limited Partner to the extent of the Limited Partner interest acquired by them, and the interest as a Limited Partner of each selling Limited Partner shall terminate. Upon the occurrence of any event which requires the General Partner to give notice of the obligation of the General Partner to purchase the interest of the Limited Partners, as herein described, the Investor Limited Partner shall have no further obligation to pay any subsequent Installment of its Capital Contribution unless the Investor Limited Partner fails to elect, within the time described above, to have its interest repurchased.

           4.4.      Repurchase Option of the General Partner.

      At any time after the expiration of the Compliance Period, the General Partner shall have the option to purchase all of the interests of the Investor Limited Partner and Special Limited Partner in the LLC by sending written notice (the "Option Notice") thereof to the Special Limited Partner. The purchase shall be made by the General Partner no later than 90 days after the receipt of the Option Notice by the Special Limited Partner.

      The purchase price for such purchase shall be the fair market value of the Investor Limited Partner and Special Limited Partner's interests in the Property (the "Interests"). To determine the fair market value of the Interests, the General Partner and Special Limited Partner shall have thirty
(30) days to mutually agree on a fair market value of the Interests. If the General Partner and Special Limited Partner do not so agree within such thirty (30) days, then they shall mutually select a qualified real estate appraiser to appraise the fair market value of the Interests. Upon receipt of the appraisal, if either the General Partner or Special Limited Partner, in its sole discretion, does not agree that the appraised value to accurately reflect the fair market value of the Interests, then the General Partner and Special Limited Partner shall each separately select other qualified appraisers, both different from each other and from the first appraiser, to appraise the fair market value of the Interests. In that event, the fair market value be the average of the three appraised values of the Interests. Fair market value shall consider restrictions on transfer and applicable use restrictions on the Property.

      Upon the purchase of the interests of the Investor Limited Partner and the Special Limited Partner, the General Partner shall become a Substitute Investor Limited Partner to the extent of the Partner(s) interest acquired by them, and the interest as a Partner of each selling Partner shall terminate. The indemnification of the Investor Limited Partner and Special Limited
Partner by the General Partner pursuant to Section 6.7 for all events occurring prior to purchase under this Section 4.4, shall survive such purchase of the interests of the Investor Limited Partner and the Special Limited Partner.

           4.5.      Right of First Refusal of the General Partner.

      At any time after the expiration of the Compliance Period, if the Investor Limited Partner receives from any Person that is not an Affiliate a bona fide written offer to purchase its Interest in the Partnership, and the Investor Limited Partner desires to accept such offer, then the Investor Limited Partner shall provide written notice (the "Sales Notice") to the General Partner setting forth the terms of the proposed sale (the "Sales Price and Terms"). The General Partner shall then have the option, for a period of 45 days from receipt of the Sales Notice, to purchase the Property at the Sales Price and Terms set forth in the Sales Notice. After the expiration of such option to purchase the Property or upon delivery of notice from all Members to the Managing Member of their election not to exercise such option, the Managing Member shall have a period of 180 days (the "Sales Period") to sell the Property at the Sales Price and Terms. If a sale of the Property has not occurred prior to the expiration of the Sales Period, the Investor Limited Partner shall be required to re-offer the Property for sale in accordance with the provisions of this Section 4.5.

      Upon the purchase of the interests of the Investor Limited Partner and the Special Limited Partner, the General Partner shall become a Substitute Investor Limited Partner to the extent of the Partner(s) interest acquired by them, and the interest as a Partner of each selling Partner shall terminate. The indemnification of the Investor Limited Partner and Special Limited
Partner by the General Partner pursuant to Section 6.7 for all events occurring prior to purchase under this Section 4.5, shall survive such purchase of the interests of the Investor Limited Partner and the Special Limited Partner.


5. -- Profits, Losses and Distributions

           5.1.      Profits, Losses and Tax Credits.

           5.1.1. Except as otherwise provided in this Article V, for each fiscal year or portion thereof, all profits, tax-exempt income, gains, losses, nondeductible expenditures and tax credits incurred and/or accrued by the Partnership, other than those arising from a Capital Transaction, shall be allocated 0.01% to the General Partner, and 99.99% to the Limited Partners.

           5.1.2. Except as otherwise provided in this Article V, all profits and losses arising from a Capital Transaction shall be shared by the Partners, as of the end of the fiscal year in which such Capital Transaction occurs, as follows:

      As to profits:
      --------------

      First, an amount of profit equal to the aggregate negative balances (if any) in the Capital Accounts of all Partners having negative Capital Accounts shall be allocated to such Partners in proportion to the negative Capital Account balances until all such Capital Accounts shall have a zero balance; and

      Second, an amount of profits shall be allocated to each of the Partners until the positive balance in the Capital Account of each Partner equals the amount of cash which would be distributed to such Partner in accordance with the provisions of Clauses Fourth, Fifth and Sixth of Section 5.2.B if the aggregate amount of such Capital Accounts balances were cash available for distribution.

      As to losses:
      -------------

      First, an amount of losses equal to the aggregate positive balances (if any) in the Capital Accounts of all Partners having positive balance Capital Accounts shall be allocated to such Partners in proportion to their positive Capital Account balances until all such Capital Accounts shall have zero balances; provided, however, that if the amount of losses so to be allocated is less than the sum of the positive balances in the Capital Accounts of those Partners having positive balances in their Capital Accounts, then such losses shall be allocated to the Partners in such proportions and in such amounts so that the Capital Account balances of each Partner shall equal, as nearly as possible, the amount such Partner would receive if an amount equal to the excess of (a) the sum of all Partners' balances in their Capital Accounts computed prior to the allocation of losses under this clause First over (b) the aggregate amount of losses to be allocated to the Partners pursuant to this clause First were distributed to the Partners in accordance with the provisions of Clauses Fourth, Fifth and Sixth of Section 5.2.B; and

      Second, the balance, if any of such losses, to those Partners and in those percentage shares set forth in Section 5.1.A.

           C. Notwithstanding the foregoing provisions of Sections 5.1.A and 5.1.B, in no event shall any losses be allocated to a Limited Partner if and to the extent that such allocation would cause, as of the end of the Partnership taxable year, the negative balance in such Limited Partner's
Capital Account to exceed such Limited Partner's obligation, if any, to restore deficits in its Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation Section 1.704-1(b)(2)(ii)(c) plus such Limited Partner's share of Partnership Minimum Gain plus such Limited Partner's share of Partner Non-Recourse Debt Minimum Gain. Any losses which are not allocated to the Limited Partners by virtue of the application of this
Section 5.1.C shall be allocated to the General Partner. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           D. The terms "profits" and "losses" used in this Agreement shall mean income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with the accounting methods followed by the Partnership computed in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv). Profits and losses for federal income tax purposes shall be allocated in the same manner as profits and losses in this Section 5.1 subject to Section 5.4.A.

           5.2.      Distributions Prior to Dissolution.

           5.2.1. Distributions of Cash Flow. Cash Flow for each fiscal year (or fractional portion thereof) following the Admission Date shall be applied as follows:

                (1) To payment of the Asset Management Fee for such fiscal year and for any prior years to the extent unpaid.

                (2) Seventy percent (70%) of remaining Cash Flow shall be applied in the following priority:

                     (a)  First,  to  the  payment  of  outstanding   Operating
      Deficits Loans;

                     (b) Second, to the payment of the Incentive Management Fee; and

                     (c)  Third, to a distribution to the General Partner.

                (3) Thirty percent (30%) of remaining Cash Flow shall be distributed 0.01% to the General Partner (less any distributions made to them pursuant to clause (2)(c)) and the balance shall be distributed to the Limited Partners.

      Distributions of Cash Flow to the Partners shall be made at such reasonable intervals during the fiscal year as shall be determined by the General Partner, and in any event shall be made within 60 days after the close of each fiscal year.

           5.2.2. Distributions of Capital Transaction Proceeds. Prior to dissolution, and subject to any applicable Lender regulations, if the General Partner shall determine from time to time that there are cash proceeds available for distribution from a Capital Transaction, such cash proceeds shall be applied or distributed, as the case may be, as follows:

      First, to the discharge, to the extent required by any lender or creditor, of debts and obligations of the Partnership (including any accrued but unpaid Asset Management Fees), but excluding debts and obligations provided for below in this Section 5.2.B;

      Second, to fund reserves for contingent liabilities to the extent deemed reasonable by the General Partner, the Special Limited Partner, and the Accountants;

      Third, to the payment of outstanding Operating Deficit Loans;

      Fourth,   to  the  Investor  Limited  Partner  an  amount  equal  to  its
Outstanding Capital;

      Fifth, to the General Partner an amount equal to its Outstanding Capital; and

      Sixth, any balance thereof, 50% to the General Partner and 50% to the Limited Partners.

           5.3.      Distributions Upon Dissolution.

           5.3.1. Upon dissolution and termination, after payment of, or adequate provision for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the Partnership assets, as may be determined by the remaining or surviving General Partner) shall be distributed to the Partners in accordance with the positive balances in their Capital Accounts after taking into account all Capital Account adjustments for the Partnership taxable year, including adjustments to Capital Accounts pursuant to Sections 5.1.B and 5.3.B. In the event that a General Partner has a negative balance in its Capital Account following the liquidation of the Partnership or its interest in the Partnership after taking into account all Capital Account adjustments for the Partnership taxable year in which the liquidation occurs, such General Partner shall pay to the Partnership in cash an amount equal to the negative balance in its Capital Account. Such payment shall be made by the end of such taxable year (or, if later, within 90 days after the date of such liquidation) and shall, upon liquidation of the Partnership, be paid to recourse creditors of the Partnership or distributed to other Partners in accordance with the positive balances in their Capital Accounts.

           5.3.2. With respect to assets distributed in kind to the Partners in liquidation or otherwise, (i) any unrealized appreciation or unrealized depreciation in the values of such assets shall be deemed to be profits and losses realized by the Partnership immediately prior to the liquidation or other distribution event; and (ii) such profits and losses shall be allocated to the Partners in accordance with Section 5.1.B hereof, and any property so distributed shall be treated as a distribution of an amount in cash equal to the excess of such fair market value over the outstanding principal balance of and accrued interest on any debt by which the property is encumbered. For the purposes of this Section 5.3.B, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such assets, taking into account the fair market value of the associated financing (but subject to Section 7701(g) of the Code), and the Partnership's adjusted basis in such assets computed in accordance with Treasury Regulation Section 1.704-1(b). This
Section 5.3.B is merely intended to provide a rule for allocating unrealized gains and losses upon liquidation or other distribution event, and nothing contained in this Section 5.3.B or elsewhere in this Agreement is intended to treat or cause such distributions to be treated as sales for value. The fair market value of such assets shall be determined by an appraiser to be selected by the General Partner with the Consent of the Special Limited Partner.

           5.4.      Special Provisions.

      Notwithstanding the foregoing provisions in this Article V:

           A. For federal income tax purposes, income, gain, loss and deduction with respect to property which has a variation between its basis computed in accordance with Treasury Regulation Section 1.704-1(b) and its basis computed for federal income tax purposes shall be shared among Partners so as to take account of such variation in a manner consistent with the principles of Section 704(c) of the Code and Treasury Regulation 1.704-3.

           B. Except as otherwise provided in this Article V where profits, losses or distributions are allocated according to Capital Account balances, all profits, losses, credits and distributions shared by the Partners in each class of Partners (e.g., the General Partner class or the Limited Partner class) shall be shared by each Partner in such class in the percentages set forth on the Schedule.

           C.1. If (i) the Partnership incurs recourse obligations or Partner Non-Recourse Debt to the General Partner or its Related Persons (including without limitation Operating Deficit Loans) or (ii) the Partnership incurs losses from extraordinary events which are not recovered from insurance or otherwise (collectively "Recourse Obligations") in respect of any Partnership taxable year, then the calculation and allocation of profits and losses shall be adjusted as follows: first, an amount of deductions (consisting of operating expenses but not cost recovery deductions) attributable to the Recourse Obligations shall be allocated to the General Partner; and second, the balance of such deductions shall be allocated as provided in Section 5.1.A.

           C.2. If the Partnership makes any payment with respect to an obligation with respect to which an allocation of deductions was made under
Section 5.4.C.1, then the calculation and allocation of profit and losses in respect of the Partnership taxable year of such payment shall be adjusted as follows: first, an allocation of gross income shall be allocated to the Partner or Partners to whom the deductions were allocated under Section 5.4.C.1 in an amount equal to the lesser of (i) the amount of such deductions minus all previous allocations with respect to such deductions under this
Section 5.4.C.2 or (ii) the amount of such payment; and second, the balance of such gross income shall be allocated as provided in Section 5.1.A.

           D. If there is a net decrease in Partner Non-Recourse Debt Minimum Gain during a Partnership taxable year, then each Partner with a share of the minimum gain attributable to such debt at the beginning of such year will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease  in  Partner  Non-Recourse  Debt  Minimum  Gain  during  the  year.  A
Partner is not subject to this Partner Non-Recourse Debt Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(i)(4) applied consistently with Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(i)(4) under Section 704 of the Code.

           E. If the Partnership shall receive any purchase money indebtedness in partial payment of the purchase price of the Property and such indebtedness is distributed to the Partners pursuant to the provisions of Section 5.2.B or Section 5.3, the distributions of the cash portion of such purchase price and the principal amount of such purchase money indebtedness hereunder shall be allocated among the Partners in the following manner. On the basis of the sum of the principal amount of the purchase money indebtedness and cash payments received on the sale (net of amounts required to pay Partnership obligations and fund reasonable reserves), there shall be calculated the percentage of the total net proceeds distributable to each class of Partners based on Section 5.2.B or under Section 5.3, as applicable, treating cash payments and purchase money indebtedness principal fungibly for this purpose, and the respective classes shall receive such respective percentages of the net cash purchase price and purchase money principal. Payments on such purchase money indebtedness retained by the Partnership shall be distributed in accordance with the respective portions of principal allocated to the respective classes of Partner in accordance with the preceding sentence, and if any such purchase money indebtedness shall be sold, the sale proceeds shall be allocated in the same proportion.

           F. If there is a net decrease in Partnership Minimum Gain during a Partnership taxable year, each Partner will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease in Partnership
Minimum Gain during the year. A Partner is not subject to this Partnership Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation
Section 1.704-2(f) under Section 704 of the Code.

           G. If a Limited Partner unexpectedly receives (1) an allocation of loss or deduction or expenditures described in Section 705(a)(2)(B) of the Code made (a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to Section 706(d) of the Code as the result of a change in any Partner's interest in the Partnership, or (c) pursuant to Regulation Section 1.751-1(b)(2)(ii) as a result of a distribution by the Partnership of unrealized receivables or inventory items or (2) a distribution, and such allocation and/or distribution would cause the  negative  balance  in  such  Partner's  Capital  Account  to  exceed  such
Partner's obligation, if any, to restore deficits in its Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation Section 1.704-1(b)(2)(ii)(c) plus its share of Partner Non-Recourse Debt Minimum Gain plus its share of Partnership Minimum Gain, then such Partner shall be allocated items of income and gain (including gross income if necessary) in an amount and manner sufficient to eliminate such negative balance as quickly as possible. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           H. Notwithstanding anything to the contrary herein, it is the intention of the Partnership to conform to the requirements of any Treasury regulations issued with respect to the allocation of Partnership items, in a manner maximizing the benefits to the Limited Partners, particularly with regard to any special provisions with respect to nonrecourse indebtedness. The General Partner may, with the Consent of the Special Limited Partner, amend Article V to comply with any such regulations.

           I. In applying the provisions of Article V with respect to distributions and allocations, the following ordering of priorities shall apply:

                (1) Capital Accounts shall be deemed to be reduced by Qualified Income Offset Items.

                (2) Capital Accounts shall be reduced by distributions of Cash Flow under Section 5.2.A.

                (3) Capital Accounts shall be reduced by distributions from Capital Transactions under Section 5.2.B.

                (4) Capital Accounts shall be increased by any Minimum Gain chargeback under Section 5.4.D or 5.4.F.

                (5) Capital Accounts shall be increased by any Qualified Income Offset under Section 5.4.G.

                (6) Capital Accounts shall be increased by allocations of profits under Section 5.1.A.

                (7) Capital Accounts shall be reduced by allocations of losses under Section 5.1.A.

                (8) Capital Accounts shall be reduced by allocations of losses under Section 5.1.B.

                (9) Capital Accounts shall be increased by allocations of profits under Section 5.1.B.

           K. To the maximum extent permitted under the Code, allocations of profits and losses shall be modified so that the Partners' Capital Accounts reflect the amount they would have reflected if adjustments required by Sections 5.4.D, 5.4.F and 5.4.G had not occurred.


6. -- General Partner Rights, Powers and Duties

           6.1.      Restrictions on Authority.

      Notwithstanding any other provisions of this Agreement, the General Partner shall have no authority (a) to perform any act in violation of (i) any applicable law or regulations, (ii) any agreement between the Partnership and the Lenders or (iii) the Property Documents, or (b) to do any act required to be approved or ratified by the Limited Partners under the Uniform Act. The General Partner shall not have any authority to do any of the following specific acts without the Consent of the Special Limited Partner:

           A. following completion of construction of the Property, to construct any new capital improvements, or to replace any existing capital improvements, which construction or replacement would substantially alter the character or use of the Property, or

           B. to acquire any real property in addition to the Property, other than fee title or easements to de minimis parcels of land for the purpose of correcting record title to the Property, or

           C. except to the extent permitted under Section 6.13, if any, to be personally liable on, or to guarantee, or to permit any Related Person of a Partner of the Partnership to be personally liable on, to guarantee or otherwise bear the Economic Risk of Loss with respect to, the Mortgages, or

           D. except as otherwise provided in Section 6.13, to refinance, sell, convey or mortgage the Property or to materially amend or modify any Mortgage or Property Document, or

           E. to permit the occupancy of dwelling units in the Property in violation of Minimum Set Aside or any other requirement which must be complied with to enable the Property to generate the Projected Credit, or

           F. to lease (i) pursuant to one lease (or pursuant to a series of leases which are negotiated as part of one transaction) more than 50% of the Property as an entity or (ii) the Property in such a manner as to cause the Property or any part thereof to be treated as tax-exempt use property within the meaning of Section 168(h) of the Code, or

           G. to borrow on the general credit of the Partnership, except as specifically permitted hereunder as to Operating Deficit Loans and pursuant to Section 6.13, or

           H. to cause the Partnership to operate any business on the Property other than the business of renting dwelling units, or to rent any portion of the Property other than for occupancy as a dwelling unit, or

           I. to cause the Partnership to take any action referred to in clause (ii) of the definition of "Event of Bankruptcy" in Article XI.

           6.2.      Personal Services.

      No Affiliate shall receive any compensation from the Partnership for services rendered to the Partnership in connection with the construction or operation of the Property or any other aspect of the business of the Partnership unless such compensation is provided for in Article VI or, if for services not compensated for pursuant to Article VI, such compensation is reasonable, does not exceed fees which would be payable on an arms-length basis to a non-Affiliate in the business of supplying such services, and complies with Lender regulations. Nothing herein shall prevent the General Partner from engaging other Persons to perform services for the General Partner in connection with the Partnership or the Property, providing such Persons are paid from funds of the General Partner. Any Partner may engage independently or with others in other business ventures of every nature and description including, without limitation, the ownership, operation, management, syndication and development of real estate, including real estate which may be in competition with the Property and neither the Partnership nor any Partner shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom.

           6.3.      Business Management and Control; Tax Matters Partner.

           6.3.1. The General Partner shall have the exclusive right to manage the business of the Partnership and, subject to all provisions of this Agreement including without limitation Articles III and VI, shall have full power, authority and discretion to cause the Partnership to do any of the acts described in Section 2.4 hereof. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as General Partner) shall participate in or have control over the Partnership business, except as provided in Article VIII hereof or as required by law. The Partners hereby consent to the exercise by the General Partner of the powers conferred on the General Partner by this Agreement. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as a General Partner) shall have any authority or right to act for or to bind the Partnership.

           6.3.2. All Partners hereby agree that, as long as he shall be a General Partner, James F. Levy shall be the "Tax Matters Partner." The Tax
Matters Partner shall employ experienced tax counsel to represent the Partnership in connection with any audit or investigation of the Partnership by the Internal Revenue Service, and in connection with all subsequent administrative and judicial proceedings arising out of such audit, and the fees of counsel shall be a Partnership expense. The Tax Matters Partner shall keep the Partners informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish to each Partner a copy of each notice or other communication received by the Tax Matters Partner from the Internal Revenue Service. The Tax Matters Partner shall have no authority, without the Consent of the Special Limited Partner, to (i) enter into a settlement agreement with the Internal Revenue Service which purports to bind Partners other than the Tax Matters Partner, (ii) file a petition as contemplated in Section 6226(a) or 6228 of the Code, (iii) intervene in any action as contemplated in Section 6226(b) of the Code, (iv) file any request contemplated in Section 6227(b) of the Code, (v) enter into an agreement extending the period of limitations as contemplated in Section 6229(b)(1)(B) of the Code or (vi) to file any tax related litigation in a court other than the United States Tax Court. In the event that the General Partner designated as the Tax Matters Partner shall Retire form the Partnership, the partnership shall designate a successor Tax Matters Partners in accordance with Treasury Regulation Section 301.6231(a)(7)-1 or any successor Regulation. The partnership shall notify the Internal Revenue
Service of the designation of a successor Tax Matters Partners for such year as well as all prior years that the Retired General Partner was serving as Tax Matters Partner.

           6.4.      Authority of General Partner.

           6.4.1. Every contract, deed, mortgage, lease and other instrument executed by a General Partner shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that, at the time of the delivery thereof (except as shown in certificates or other instruments duly filed with the Filing Office), (a) the Partnership was in existence, (b) this Agreement had not been terminated or cancelled or amended in any manner so as to restrict such authority, and (c) such General Partner was duly authorized to execute such instrument. Except as otherwise provided in a certificate or other instrument filed in the Filing Office with respect to the Partnership, any Person dealing with the Partnership or the General
Partner may always rely on a certificate signed by the General Partner hereunder:

                (1)  as  to  who  are  the  General   Partner  or  Limited
      Partners hereunder,

                (2) as to the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by the General Partner or are in any other manner germane to the affairs of the Partnership,

                (3) as to who is authorized to execute and deliver any instrument or document of the Partnership,

                (4) as to the authenticity of any copy of this Agreement and amendments thereto, or

                (5) as to any act or failure to act by the Partnership or as to any other matter whatsoever involving the Partnership or any Partner.

           6.4.2.    If there  shall be more than one General  Partner  serving hereunder, each General Partner (with the Consent of the Special Limited Partner and subject to the provisions of Section 8.6) may from time to time, by an instrument in writing or by a provision in this Agreement, delegate its powers and authority hereunder to another General Partner or General Partners to the extent stated therein. Such writing shall fully authorize such other General Partner(s) to act alone without the requirement of any act or signature of the delegating General Partner and to take any action of any type and to do anything and everything which a General Partner may be authorized to take or do hereunder, and the delegating General Partner thereafter shall have no right, power or authority to act for the Partnership with respect to the powers or authority so delegated. No such delegation shall relieve the delegating General Partner of any of its duties or obligations under this Agreement or otherwise with respect to the Partnership. Pursuant to the foregoing, each of the other General Partners hereby delegates to James F. Levy all of the rights, powers and authority which each such General Partner may possess with respect to the Partnership.

           6.5.      Duties and Obligations.

           6.5.1. The General Partner shall promptly take all material actions which may be necessary or appropriate for the completion of construction of the Property and the proper maintenance and operation of the Property in accordance with the provisions of this Agreement, the Property Documents, applicable laws and regulations, and in compliance with the representations and warranties in Section 6.6, and shall conduct the affairs of the Partnership in compliance with Mortgage requirements and in a manner consistent with the fiduciary obligations of the General Partner under law. The General Partner shall devote to the Partnership such time as may be necessary for the proper performance of its duties.

           6.5.2. The General Partner shall (a) cause the Property to be insured against fire and other risks covered by such insurance in the maximum amount required by any Lender, and/or the Credit Agency, the Special Limited Partner or by good management practices, and in any event in an amount equal to the full replacement value of the Property (other than the land), (b)
obtain and keep in force adequate business or rental interruption and worker's compensation insurance satisfactory to each Lender, and to the Credit Agency and the Special Limited Partner, (c) obtain and keep in force public liability insurance for the benefit of the Partnership and its
Partners in amounts from time to time acceptable to the Credit Agency, and the Lenders and the Special Limited Partner and in any event providing coverage at least equivalent to a combined single limit bodily injury and property damage liability insurance policy in the amount of not less than $6,000,000 (of which up to $5,000,000 may be provided under an "umbrella" policy). All of the foregoing insurance policies shall be written by insurance companies rated A or better by Best's, include the Investor and Special Limited Partners as named insureds, and include a provision requiring the insurance company to notify the Special Limited Partner in writing 30 days prior to the cancellation of any such policy. The General Partner shall promptly provide the Special Limited Partner with copies of such insurance policies upon request from time to time. In the event of any casualty and provided that the insurance proceeds shall be made available therefor and such restoration is permitted by the Lenders and receives the Consent of the Special Limited Partner, the General Partner shall repair any damage to the Property which was caused by such event, so as to restore the Property (as nearly as possible) to the condition and market value thereof immediately prior to such occurrence.

           6.5.3. The General Partner shall obtain a title guaranty to the Property in favor of the Partnership in an amount sufficient to cover the outstanding amount of all Mortgages plus the Capital Contributions of all Partners (which amount is hereby agreed to be $1,910,162), which title guaranty shall be subject to no exceptions other than those referred to in
Section 6.6(ix).

           6.5.4. The General Partner shall take such actions as are necessary to make the Partnership eligible for the full amount of the available Low Income Housing Credit (including without limitation the renting of dwelling units at rents and to tenants as required under Section 42 of the
Code). The General Partner shall operate the Property such that the right of each tenant to occupancy of a dwelling unit shall be pursuant to an agreement and for a charge which shall be separate from the agreements and charges for the right of such tenant to receive any services or any other benefits, and no tenant shall be required to receive or pay for any of such other benefits as a condition of occupancy.

           6.5.5. The General Partner shall elect to commence the Credit Period for each building comprising the Property at the time such building is placed in service, except that, upon the written request of the Special Limited Partner, the General Partner shall elect, for any building not 100% occupied by Qualified Tenants by the end of the calendar year in which such building is placed in service, to defer commencement of the Credit Period for such building to January 1 of the next year.

           6.5.6. The General Partner shall (i) not store (except in compliance with applicable Hazardous Waste Laws) or dispose of any Hazardous Material at the Property, or at or on any other Facility or Vessel owned, occupied, or operated either by any General Partner or any Person for whose conduct any General Partner is or was responsible; (ii) not transport or arrange for the transport of any Hazardous Material (except in compliance with applicable Hazardous Waste Laws); (iii) provide the Special Limited Partner with written notice (x) upon any General Partner's obtaining knowledge of any potential or known release, or threat of release, of any Hazardous Material at or from the Property or any other Facility or Vessel owned, occupied, or operated by any General Partner or any Person for whose conduct any General Partner is or was responsible or whose liability may result in a lien on the Property; (y) upon any General Partner's receipt of any notice to such effect from any Federal, state, or other governmental authority; and (z) upon any General Partner's obtaining knowledge of any incurrence of any expense or loss by any such governmental authority in connection with the assessment, containment, or removal of any Hazardous Material for which expense or loss any General Partner may be liable or for which expense or loss a lien may be imposed on the Property; and (iv) indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the violation by the General Partner of any of the foregoing covenants or with the presence of any Hazardous Material at the Property.

           6.5.7. If requested to do so by the Special Limited Partner at any time after the expiration of the fourteenth year of the compliance period (as defined in Section 42(i)(1) of the Code) or any later date to which the Partnership may have agreed with the Credit Agency to defer its opportunity to make such submission, the General Partner shall submit a written request to the Credit Agency to find a Person to acquire the Partnership's interest in the Property and/or take such other action permitted or required by the Code as the Special Limited Partner may reasonably request to effect a sale of the Property or to terminate the extended use commitment of Section 42(h)(6)(B) of the Code; provided that the proceeds to be received by the Partnership with respect to any proposed sale or refinancing must be sufficient to pay all outstanding amounts pursuant to Clauses First through Third of Section 5.2.B.

           6.5.8. Each obligation of the General Partner hereunder shall be the joint and several obligation of each General Partner, if there is more than one. In the event of a default by the General Partner in the performance of any of its obligations under this Agreement, then the amount in default shall be offset against all payments from the Partnership to the General Partner, including repayments of loans, returns of Capital Contributions and payments of fees. Nothing in Sections 6.7 or 6.8 shall have the effect of relieving the General Partner of any liability for any of its obligations set forth in this Agreement.

           6.6.      Representations and Warranties.

      The General Partner hereby represents and warrants to each Limited Partner that as a condition to the payment of each Installment as provided in
Section 4.1.B, the following are true and will be true on the due date for payment to the Partnership of each of such Installments, and that they will use their best efforts to maintain the truth of such representations and warranties which are then applicable to the Partnership at all other times (except as otherwise provided):

           A The Partnership is a duly organized limited partnership validly existing under the laws of the State and has complied with all filing requirements necessary for the protection of the Limited Partners and to maintain the limited liability of the Limited Partners in the manner provided in Section 3.5.

           B. Construction of the Property will be or has been completed in substantial conformity with the Property Documents.

           C. All Development Costs will be paid or provided for by, or for the account of, the Partnership utilizing only those sources of funds referred to in Section 6.9.

           D. To the best of the knowledge and belief of the General Partner, no event, occurrence or proceeding is pending or threatened which would (a) materially adversely affect the Partnership or its properties, (b) materially adversely affect the ability of the General Partner or any Affiliate to perform their respective obligations hereunder or under any other agreement with respect to the Partnership or the Property, or (c) prevent the completion of construction of the Property in substantial conformity with the Property Documents. This subparagraph shall be deemed to include, but not be limited to, the following: (x) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the zoning applicable to the Property, (y) labor disputes and (z) acts of any governmental authority.

           E. No material default (or event which, with the giving of notice or the passage of time or both, would constitute a material default) has occurred and is continuing on the part of the General Partner under this Agreement or on the part of the General Partner or the Partnership under any of the Property Documents or any other agreement affecting the Property, the same are in full force and effect, and no default by the Partnership, the General Partner or an Affiliate under any of the Property Documents has been asserted by any party thereto.

           F.   The  Property  is  being   operated  in  compliance   with  the
requirements of this Agreement and the Property Documents, including without limitation the requirements of Section 6.5.C hereof.

           G. Except to the extent permitted under Section 6.13.B, if any, no Partner or Related Person of a Partner of the Partnership has any personal liability or otherwise bears the Economic Risk of Loss with respect to the payment of principal or interest with respect to the debt evidenced by any of the Mortgages.

           H. There is no material violation by the Partnership or the General Partner of any zoning, environmental or similar regulation applicable to the Property; all necessary building and other applicable permits have been obtained to permit the construction of the Property; all permits necessary to operate the Property for its intended use have been obtained; and the Partnership has substantially complied with all applicable municipal and other laws, ordinances and regulations relating to such construction and use of the Property.

           I. The Partnership owns the fee simple interest in the Property, subject to no material liens, charges or encumbrances other than the Permitted Loans and those which (a) are both permitted by the Property Documents and agreed to in writing by the Special Limited Partner and further documented in the title guaranty, and (b) do not materially interfere with the use of the Property or any part thereof for its intended purpose or have a material adverse effect on the value of the Property.

           J. The execution and delivery of all instruments and the performance of all acts heretofore or hereafter made or taken or to be made or taken pertaining to the Partnership or the Property by each General Partner and each Affiliate of a General Partner which is a partnership, a limited liability company or a corporation have been or will be duly authorized by all necessary action by such Entity and the consummation of any such transactions with or on behalf of the Partnership will not constitute a breach or violation of, or a default under, the partnership agreement, operating agreement, charter, by-laws or comparable organizational documents of said Entity or any agreement by which such Entity or any of its properties is bound, nor constitute a violation of any law, administrative regulation or court decree.

           K. No Event of Bankruptcy has occurred with respect to any General Partner or any Affiliate of a General Partner.

           L. None of those Persons named in Section 3.1 hereof as General Partner has Retired other than as permitted in Section 8.1.

           M. No Lender approval is required (or, if required, such approval has been obtained) with respect to the execution or delivery of this Agreement or the admission to the Partnership of the Limited Partners.

           N. No Person or Entity holds any equity interest in the Property other than the Partnership.

           O.   The  Partnership  has  the  sole   responsibility  to  pay  all
maintenance and operating costs, including all taxes levied and all insurance costs, attributable to the Property.

           P. The Partnership, except to the extent it is protected by insurance and excluding any risk borne by Lenders, bears the sole risk of loss if the Property is destroyed or condemned or there is a diminution in the value of the Property.

           Q. No Person or Entity except the Partnership has the right to any proceeds, after payment of all indebtedness, from the sale, refinancing or leasing of the Property.

           R. The Property does not receive assistance under the HUD Section 8 Moderate Rehabilitation Program other than under the Stewart B. McKinney Homeless Assistance Act of 1988.

           6.7.      Liability.

      The General Partner shall indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the Partnership, provided, however, that no General Partner or Affiliate shall be liable, responsible or accountable for damages or otherwise to the Partnership or any Partner for any act performed under this Agreement or for any failure to act, on its own part or that of any of its Affiliates, if such course of conduct did not constitute misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty to the Limited Partners and such General Partner or Affiliate reasonably believed in good faith that such course of conduct was in the best interest of the Partnership and the Partners.

           6.8.      Indemnification.

      The General Partner and its Affiliates shall be indemnified and held harmless by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them (including reasonable attorneys fees, fines, damages and similar payments) in connection with the Partnership, provided that the same were not the result of a course of conduct constituting misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty.

      Notwithstanding the above, a General Partner, its Affiliates and any person acting as a broker-dealer in connection with the offering and sale of interests in the Partnership shall not be indemnified by the Partnership for any losses, liabilities or expenses arising from or out of an alleged violation of Federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (3) a court of competent
jurisdiction   approves  a  settlement  of  the  claims  against  a  particular indemnitee.

      In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission with respect to the issue of indemnification for securities law violations.

      The Partnership shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability the indemnification of which is herein prohibited.

      Any indemnity under this Section 6.8 shall be provided out of and to the extent of Partnership assets only, and no Limited Partner shall have any personal liability on account thereof.

           6.9.      Development Completion Obligation.

           6.9.1. The General Partner guarantees to the Partnership and the other Partners to cause the Property to be acquired and to complete development of the Property for a fixed turnkey price of $1,910,162 (the "Guaranteed Development Cost"), which obligation (the "Development Completion Obligation") shall include without limitation (i) acquisition of fee simple title to the Property subject only to those liens, restrictions and encumbrances referred to in Section 6.6(I), (ii) completion of construction of the Property substantially in accordance with the Property Documents and remedy of any defects in the construction of the Property or variances in construction from the Plans and Specifications which in each case are or should have been discovered within two years after Full Completion (provided that the guarantee for the second year after Full Completion shall cover only material items), (iii) achievement of Stabilized Occupancy and payment of all Operating Expenses and Debt Service in excess of Operating Revenues attributable to the period through the achievement of Stabilized Occupancy,
(iv) payment of all costs and funding of all reserves and escrows necessary to close the Permanent Mortgage, (v) repayment in full of the Construction Mortgage and (vi) payment in full of the Development Services Fee (collectively "Development Costs").

           6.9.2. All funds (collectively "Development Funds") constituting the proceeds of Permitted Loans and the Capital Contributions paid by or on behalf of the Investor Limited Partner shall be applied to pay when due all payments and expenses required to carry out the Development Completion Obligation. If Development Costs due at any time exceed available
Development Funds, then such excess Development Costs shall be paid from funds which the General Partner shall be required to furnish promptly to meet such Development Costs, and such funds shall be returned to the General Partner from any Development Funds which thereafter become available. If Development Funds are not sufficient to return all funds to the General Partner, then the shortfall shall be treated as follows: (a) To the extent that total Development Costs exceed the Guaranteed Development Cost, such excess shall be borne and absorbed solely by the General Partner as part of its Development Completion Obligation; and (b) to the extent that Development Funds are less than the Guaranteed Development Cost, then the shortfall shall constitute a Capital Contribution to the Partnership by the General Partner.

           6.10.     Operating Expense Obligation.

      If the Partnership requires any funds for Operating Expenses (reduced by any deferral of payment of the Management Fee required pursuant to Section 6.12.C) or Debt Service in excess of Operating Revenues, then such excess expenses ("Operating Deficits") shall be paid from advances ("Operating Deficit Loans") which the General Partner shall be required to make to the Partnership, provided that (i) Operating Deficit Loans need be made only to pay Operating Deficits attributable to the period commencing on the occurrence of Stabilized Occupancy and ending on the third anniversary of such occurrence, and (ii) the General Partner shall not be obligated to make an Operating Deficit Loan to the extent that such Loan would cause the aggregate principal amount of Operating Deficit Loans then outstanding to exceed $100,000. (The General Partner may, however, make such loans at any time and in any amount.) Operating Deficit Loans shall not bear interest and shall be repayable only to the extent provided in Article V.

           6.11.     Development Services.

      The Partnership shall engage the General Partner to perform, or to engage and supervise others to perform, all activities necessary to complete construction of the Property in accordance with the Plans and Specifications, and shall pay the Development Services Fee of $180,000 to the General Partner in return for such services. The Development Services Fee shall be earned as development of the Property progresses and shall be fully earned no later than Full Completion, and shall be paid in the amount of $40,000 upon Carryover Allocation Issuance, $54,000 at the time the Second Installment shall become payable pursuant to Section 4.1, and $86,000 at the time the Fourth Installment shall become payable pursuant to Section 4.1. In addition, the General Partner shall be entitled to receive an incentive development fee, in the amount of development cost savings, if any, up to a maximum amount of the difference between $180,000 and the maximum development fee allowable by the IRS and/or Credit Agency for inclusion in eligible basis. (Any development cost savings in excess of that difference shall be reinvested in the development at the direction of the General Partner, with the consent of the Special Limited Partner.) Any incentive development fee shall be paid at the time of the Fourth Installment.

           6.12.     Property Management.

           6.12.1. The General Partner shall have overall responsibility for managing the Property and obtaining a Management Agent. The General Partner shall cause the Partnership, prior to commencement of operation of the Property, to enter into a Management Agreement with Heartland Management Company, of Des Moines, Iowa to serve as the Management Agent. If at any time after Full Completion:

                (1) the Property shall be subject to a substantial building code violation which shall not have been cured within 90 days after notice from the applicable governmental agency or department or the Special Limited Partner or unless such violation(s) is (are) being validly contested by the General Partner by proceedings which operate to prevent any fines or criminal penalties from being levied against the Partnership;

                (2) Operating Revenues in respect of any period of six consecutive calendar months commencing after July 1, 2001 shall be insufficient to permit the Partnership to pay when due on a current basis all Operating Expenses and Debt Service due and owing in respect of such six month period, and the General Partner has not made an Operating Deficit Loan to the Property during such six-month period to cover such Operating Deficit; or

                (3) the Management Agent or its agents or employees have demonstrated incompetence or malfeasance (a "breach") in the management of the Property, and such breach has not been cured within 30 days after notice thereof has been given to the Management Agent;

the General Partner shall forthwith give notice of such event to the Limited Partners and thereafter the General Partner shall forthwith cause the Partnership to terminate the Management Agreement with the Management Agent, unless the Consent of the Special Limited Partner is obtained to the retention of the Management Agent as the manager of the Property. If the Management Agreement is terminated as aforesaid or for any other reason, the General Partner shall immediately proceed to select a new Management Agent for the Property which selection shall be subject to the Consent of the Special Limited Partner.

           6.12.2. The Partnership shall not enter into any Management Agreement which does not provide for deferral of the Management Fee under the circumstances set forth in Section 6.12.C and termination by the Partnership
(a) under the circumstances set forth in Section 6.12.A, (b) in the event of other malfeasance or nonperformance on the part of the Management Agent, or
(c) upon the Retirement from the Partnership in violation of Section 8.1 of any General Partner as to whom the Management Agent is an Affiliate. The General Partner shall have the duty to manage the Property during any period when there is no Management Agent, and shall be entitled to the Management Fee with respect to any period during which they so manage, and must comply with the provisions of this Agreement which would be applicable to the Management Agent.

           6.12.3. The Management Agent shall receive from the Partnership the Management Fee provided for in the Management Agreement from time to time in accordance with a reasonable and competitive fee arrangement, provided that the Management Fee payable to any Management Agent shall not exceed 6% of Operating Revenues. Furthermore, unless the General Partner funds any Operating Deficit pursuant to Section 6.10 hereof, any Management Agent which is an Affiliate of a General Partner shall be obligated to defer payment of its Management Fee to the extent necessary for any year so that the Partnership will not incur an Operating Deficit for such year, and the deferred amount shall then be payable in any future year in which such payment, together with payment of all other Operating Expenses and Debt Service for such future year, will not result in an Operating Deficit for such future year.

           6.12.4. The Partnership shall pay to the General Partner for its services in supervising and monitoring the performance of the Management Agent pursuant to the Management Agreement an annual Incentive Management Fee (which Fee shall be treated as a Partnership expense). The Incentive Management Fee for each fiscal year shall be the amount available for payment thereof from Cash Flow pursuant to Section 5.2.A(2) up to a maximum which will not cause the total of the Management Fee plus the Incentive Management Fee for such year to exceed 10% of Operating Revenue for such year.

           6.12.5.   Intentionally Omitted.

           6.12.6. The Partnership shall pay to Heartland Special Limited, Inc. the Asset Management Fee for monitoring the affairs of the Partnership and the Property and consulting with the Special Limited Partner with respect to Consents which may be requested from it. The Asset Management Fee shall be in the annual amount of $2,400, commencing on the earlier of (i) the first day of the month of the occurrence of Stabilized Occupancy, or (ii) the first day of the month containing the first anniversary of the date on which all dwelling units in the Property have been placed in service. (If the Asset Management Fee commences in a month other than January, then the Asset
Management Fee for that first year shall be pro rated.) The Asset Management Fee shall be paid for each fiscal year to the extent funds are available as provided in Section 5.2.A; to the extent the Asset Management Fee for any fiscal year is not paid in full, the shortfall shall accrue and be payable to the extent provided in Sections 5.2.A and 5.2.B.

           6.13.     Borrowings.

           6.13.1. All Partnership borrowings shall be subject to the terms of this Agreement, including the restrictions set forth in Section 6.1. To the extent borrowings are permitted, such borrowings may be made from any source, including Partners and Affiliates, except as otherwise provided in this Agreement. If any Partner or Affiliate shall lend any monies to the Partnership, the amount of any such loan shall not be an increase of its Capital Contribution nor affect in any way its share of the profits, losses or distributions of the Partnership, and, if such loan is an Operating Deficit Loan, shall be unsecured. Any loans which are made, other than Operating Deficit Loans, shall bear interest and be on such other terms no less favorable to the Partnership than comparable loans from non-Affiliates.

           6.13.2. Subject to the provisions of this Agreement, the Partnership may borrow pursuant to the Permitted Loans such amounts as may be required for the acquisition, development, and construction of the Property and to meet the expenses of operating the Property. Any other borrowings (excluding (a) normal trade payables outstanding in the ordinary course of business and (b) borrowings to meet Partnership expenditures to remedy emergency circumstances) which are not contemplated by this Agreement and which are in excess of $1,000 must receive the Consent of the Special Limited Partner. All Mortgages shall provide that no Partner or Related Person of a Partner of the Partnership shall bear the Economic Risk of Loss with respect to all or any part of principal or interest due with respect to the debt evidenced by such Mortgage. The General Partner is specifically authorized, except as otherwise limited in this Agreement, to execute such documents as they deem necessary in connection with the acquisition, development and financing of the Property, including without limiting the generality hereof, the Mortgages and other documents required by the Lenders in connection with the Mortgages or the Project documents.

           6.13.3. Each General Partner shall be bound by the terms of the Property Documents and any other documents required in connection therewith, but in no event shall any Partner or Related Person be personally liable for the debt evidenced by any Mortgage except to the extent permitted under
Section 6.13.A, if any. Any incoming General Partner shall as a condition of receiving any interest in the Partnership property agree to be bound by the Property Documents and any other documents required by the Lenders in connection therewith to the same extent and on the same terms as the other General Partner(s).

           6.13.4. The General Partner may amend, modify or refinance a Mortgage (including any required transfer or conveyance of Partnership assets for security or mortgage purposes), and sell, lease, exchange or otherwise transfer or convey all or any substantial portion of the assets of the Partnership; provided, however, that the terms of any refinancing or material amendment or modification of a Mortgage or any such sale, exchange or other transfer or conveyance must receive the Consent of the Special Limited Partner before such transaction shall be binding on the Partnership.

           6.14.     Replacement Reserve.

      The General Partner shall cause the Partnership to establish the Replacement Reserve which shall be funded each year commencing on Permanent Mortgage Closing from Operating Revenue at the rate of $4,800 per year. Replacement Reserve Funds shall be maintained in an account under the control of the General Partner, with the Consent of the Special Limited Partner, and shall be prudently invested at the direction of the General Partner. All earnings shall remain in the Replacement Reserve and be available for the purpose thereof. Withdrawals from the Replacement Reserve shall be made to fund capital repairs and replacements for the Property.


7. -- Books and Records, Accounting and Reports

           7.1.      Books and Records.

      The General Partner shall keep or cause to be kept complete and accurate books and records of the Partnership which shall be maintained in accordance with sound accounting practices and the Uniform Act and shall be maintained and be available at the principal office of the Partnership for examination by any Partner, or its duly authorized representatives, at any and all reasonable times. The Partnership may maintain such books and records and may provide such financial or other statements as the General Partner deems advisable.

      A list of the names and addresses of all Partners shall be maintained at the principal office of the Partnership and shall be available at any and all reasonable times to any Partner or its designated representative. Representatives of any Limited Partner shall be permitted to visit and inspect the Property and all books and records maintained at the Property from time to time upon reasonable advance notice to the General Partner.

           7.2.      Bank Accounts.

      The bank accounts of the Partnership shall be maintained in such banking institutions as the General Partner shall determine with Consent of the Special Limited Partner, and withdrawals shall be made only in the regular course of business on such signature or signatures, subject to the requirements of Section 8.6, as the General Partner shall determine. All deposits and other funds not needed in the operation of the business shall be deposited in interest-bearing accounts (which need not be segregated, provided that accurate records are kept and interest allocated appropriately) or invested in short-term United States Government or municipal obligations maturing within one year.

           7.3.      Accountants.

      The Accountants for the Partnership shall be McGowen, Hurst, Clark & Smith, P.C., of Des Moines, Iowa, or such other certified public accountants as shall be engaged by the General Partner with the Consent of the Special Limited Partner; provided, however, that if the Special Limited Partner deems the Accountants' work product not to be satisfactory, and such work product is not corrected so that it is satisfactory to the Special Limited Partner, in its sole discretion, within thirty (30) days of notice by the Special
Limited Partner to the General Partner, the General Partner and Special Limited Partner shall mutually select new Accountants for the Property.

           7.4.      Reports, Financial Statements, Tax Returns.

           7.4.1. The General Partner shall cause the Partnership to prepare financial statements for each fiscal year of the Partnership, which shall include a balance sheet as of the end of each such year and statements of income, partners' equity and cash flows for such year. Such financial statements shall include a note setting forth a schedule of all loans to the Partnership, the Section of this Agreement under which such debt was incurred and the purpose for which such loan was applied by the Partnership. Such schedule shall demonstrate that loans have been made, used, carried on the books of the Partnership (and repaid, if applicable) in accordance with the provisions of this Agreement. In addition, the financial statements of the Partnership for the fiscal year in which Full Completion occurs shall include a depreciation schedule for that year and all future years, along with the depreciation worksheet. The books of the Partnership shall be examined in accordance with generally accepted auditing standards as of the end of each fiscal year of the Partnership by the Accountants, who shall then express their opinion that the aforesaid balance sheet and statements have been prepared in accordance with generally accepted accounting principles applied consistently with prior periods except as to any matters to which the Accountants take exception and stating, to the extent practicable, the effect of each such exception on such financial statements. The General Partner shall, promptly upon receipt of such balance sheet, statements and opinion and in any event on or before February 28 of the following year, transmit to the Limited Partners a copy thereof.

           7.4.2. Each General Partner shall send to the Special Limited Partner updated financial statements (including a balance sheet and statement of income) for such General Partner on or before August 1 of each year; provided, however, that in no event shall James F. Levy be required to submit a statement of income.

           7.4.3.    The  Accountants  shall  prepare  the  Federal  and  state income tax returns of the Partnership. The General Partner shall complete the books of the Partnership in such time as will allow the Accountants to complete such tax returns on or before February 28 of the following year. The General Partner shall cause such tax returns to be filed within such time periods and shall immediately upon the filing thereof transmit to the Limited Partners a copy of the Federal and State income tax returns and Form K-1. If the General Partner fails to complete such tax returns and to transmit such returns and Form K-1 to the Limited Partners within such time periods, or shall fail to transmit the annual balance sheet, financial statements and opinion to the Limited Partners within the time period set forth above, the General Partner shall, upon the request of the Special Limited Partner and assuming that no Limited Partner has caused such delay, pay as damages the sum of $200 per day to the Investor Limited Partner until such Form K-1, balance sheet and financial statements are received by the Limited Partners. Such damages shall be paid forthwith by the General Partner and failure to so pay shall constitute a default of the General Partner under Section 8.6 hereof. In addition, if the General Partner fails to so pay, the General Partner and its Affiliates shall forthwith cease to be entitled to the amounts otherwise payable to them pursuant to Section 5.2.A. Such Section 5.2.A payments shall accrue but only be paid upon the payment of such damages in full and any amount of such damages not so paid shall be deducted against such Section 5.2.A payments otherwise due to the General Partner or its Affiliates. In addition, if the General Partner fails to complete such tax returns and submit such Forms K-1 within the applicable time period set forth above, the Special Limited Partner may select a firm of accountants (or an Affiliate of the Special Limited Partner) who shall prepare such returns and Forms K-1 and the fees and expenses of such accountants (or Affiliate) shall be paid by the General Partner. The General Partner shall immediately furnish all necessary documentation and other information to prepare such tax returns and such Forms K-1 to such accountants (or Affiliate).

           7.4.4. Within 30 days following the end of each month after the Completion Date, the General Partner shall send to the Special Limited Partner at the expense of the Partnership one or more reports which, taken together, provide the following information (which need not be audited): (i) a balance sheet as of the end of such month; (ii) a statement of income for such month; (iii) a statement of cash available for distribution and reserves for such month; (iv) a statement describing (a) any new agreement, contract or arrangement between the Partnership and a General Partner or an Affiliate of a General Partner, and (b) the amount of all fees and other compensation and distributions and reimbursed expenses paid by the Partnership for the month to any General Partner or Affiliate of a General Partner and (v) a report of the significant activities of the Partnership during the month. In addition, the General Partner shall prepare and furnish to the Special Limited Partner the other financial and operating reports set forth in the Reporting Guidelines attached hereto as Exhibit 3, as modified by the mutual agreement of the General partner and Special Limited Partner.

           7.4.5. The General Partner shall at the expense of the Partnership provide the Special Limited Partner with (i) a copy of each draw request for construction or development costs as such requests are made to the Lender; (ii) a copy of each inspection report, evaluation or similar report issued to the Partnership by the Credit Agency or the Lender promptly upon receipt thereof; (iii) a copy of each Low Income Housing Credit compliance report delivered to or prepared by the Credit Agency with respect to the Property; (iv) prompt notice of any casualty or other significant adverse event relating to the Partnership and (v) such other information as the Special Limited Partner may specifically and reasonably request from time to time with regard to the progress of construction, initial lease up or any other matters concerning the business or operations of the Partnership.

           7.4.6. An annual pro forma operating budget shall be prepared by the General Partner at the expense of the Partnership and furnished to the Special Limited Partner within 120 days prior to the beginning of each calendar year, or at such other time as the Special Limited Partner shall reasonably request. In addition, upon the reasonable request of the Special Limited Partner, the General Partner shall prepare at the expense of the Partnership and furnish to the Investor Limited Partner an estimate of the profits and losses of the Partnership for Federal income tax purposes for the current fiscal year.

           7.5.      Tax Elections.

           7.5.1. If requested to do so by the transferee of a Partnership interest, the General Partner shall make the election under Section 754 of the Code, on behalf of the Partnership, at such time and in such manner as to obtain all the benefits provided for by such Section; provided that the transferee will pay all costs associated therewith and neither the Partnership nor the General Partner shall be held responsible or liable for the failure to make such elections if the General Partner are not given notice of the event giving rise to an adjustment for which such election is needed at or prior to the close of the fiscal year during which the event occurs.

           7.5.2. All other elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner in such manner as will, in the opinion of the Accountants, be most advantageous to the Investor Limited Partner but shall not create additional obligations on the part of the General Partner.

           7.6.      Fiscal Year and Accounting Method.

      The fiscal year of the Partnership shall be the calendar year. The books of the Partnership shall be kept on the accrual basis.


8. -- Retirement of a General Partner


           8.1.      Retirement.

           8.1.1. No General Partner shall Retire (other than by reason of death or adjudication of incompetence or insanity) from the Partnership or sell, assign, transfer or encumber its interest as a General Partner without the Consent of the Special Limited Partner. In the event of a Retirement of a General Partner its status and the disposition of its interest in the Partnership shall be determined in accordance with Section 8.4. In no event shall any General Partner assign, transfer or sell all or any part of its interest as a General Partner to any Entity which is a tax-exempt entity as defined in Section 168(h)(2) of the Code.

           8.1.2. If at any time one or more corporations or other limited liability entities are the only General Partners of the Partnership, at least one of such entities shall be obligated on a continuing basis to maintain its net worth and to meet all other requirements for a corporate general partner set forth in Revenue Procedure 89-12 as promulgated by the Internal Revenue Service (or any successor requirement) in order to obtain an advance ruling as to the partnership status of the Partnership. If at any time the requirements of this Section 8.1.B are not met, then at the election of the Special Limited Partner exercised at any time thereafter, any or all of the General Partners shall be deemed to have Retired from the Partnership in violation of the provisions of this Section 8.1 and shall be subject to the consequences thereof as provided in Section 8.4.

           8.2.      Obligation to Continue.

      Upon the Retirement of a General Partner, any remaining General Partner or General Partners, if any, or, if none, the Retired General Partner or its heirs, successors or assigns, shall immediately send notice of such Retirement (the "Retirement Notice") to each Limited Partner, and the Partnership shall be (i) dissolved if there is no remaining General Partner and the Partnership is not reconstituted pursuant to Section 8.3 hereof, or
(ii) continued by the remaining General Partner(s) as provided in the sentence next following. The General Partner shall have the right, and hereby covenant and agree to, unless there is no remaining General Partner, to elect to continue the business of the Partnership.

           8.3.      Retirement of a Sole General Partner.

      If, following the Retirement of a General Partner, there is no remaining General Partner of the Partnership, or if there are remaining General Partners but they shall fail to elect to continue the business of the Partnership, then the Special Limited Partner may designate a Person (which Person may be the Special Limited Partner) to become a successor General Partner of the Partnership as reconstituted as hereinafter provided.

           8.4.      Interest of Retired General Partners.

           8.4.1.    Each  General  Partner  hereby  agrees that at the time of its  Retirement  if  such  Retirement  is in  violation  of the  provisions  of
Section  8.1,  (a)  the  Retired  General  Partner  and  all  Partners  who are
Affiliates  of  the  Retired   General   Partner  shall  be   immediately   and
automatically withdrawn from the Partnership and the interest in the Partnership of the Retired General Partner and such Affiliates shall be automatically transferred and be deemed transferred to the Partnership for the benefit of the remaining Partners, (b) the right of the Retired General
Partner and such Affiliates to receive all fees, loan repayments and any other amounts from the Partnership shall terminate and (c) the Retired General Partner and such Affiliates shall remain liable for the performance of all of their obligations under this Agreement. For the purposes of
Article V hereof, the effective date of the aforesaid transfers shall be deemed to be the date on which such Retirement occurs.

           8.4.2. In the event that a General Partner shall Retire as a General Partner under circumstances not in violation of Section 8.1, such Retired General Partner shall be deemed to have automatically transferred to the remaining or successor General Partner, in proportion to its respective General Partner interest, all or such portion of the interest of such Retired General Partner in each of the profits, losses and distributions of the Partnership (as set forth in Article V hereof) which, when aggregated with the existing General Partner interests of all such remaining and successor General Partners, will be sufficient to assure such remaining and successor General Partner an aggregate 0.01% interest in all such profits, losses and distributions of Cash Flow and Capital Transactions proceeds of the Partnership under Article V hereof. No documentation shall be necessary to effectuate such transfer and the same shall be deemed effective upon the Retirement of such Retired General Partner. The Retiring General Partner shall retain the right to be paid all fees, loan repayments (including repayment of any Operating Deficit Loan) and other amounts from the Partnership which have become due at the time of such Retirement, and shall not be liable for any obligations of the Partnership arising after the date of its Retirement. Those Persons succeeding to the portion of the interest of the Retired General Partner not so transferred to the remaining and successor General Partner shall become Limited Partners hereunder provided that such Persons shall not participate in any of the votes or Consents of the Limited Partners set forth herein nor share in any of the profits, losses or distributions of the Partnership expressly accorded to the Limited Partners under Article V, but shall have instead the same share of such Partnership profits, losses and distributions represented by such interest when held by the Retiring General Partner. Notwithstanding the foregoing, however, all Partnership interests and all fees, loan payments and other amounts payable which are reserved to the Retired General Partner and its successors pursuant to this Section 8.4.B shall be subject to offset by any amounts and Partnership interests which the Partnership must pay or assign to any Person in order to induce such Person to become a General Partner in replacement of the Retired General Partner.

           8.5.      Designation of New General Partners.

      Subject to the provisions of Section 10.1, the General Partner may, with the approval of the Lenders (if required), and of any other Person required under the Property Documents and with the Consent of each Limited Partner, at any time designate additional General Partners each with such interest as a General Partner in the Partnership as the General Partner may agree upon.

      Any incoming General Partner (other than a General Partner admitted pursuant to Section 8.6) shall as a condition of receiving any interest in the Partnership agree to be bound by the Mortgages, all other Property Documents, and any other documents required in connection therewith and by the provisions of this Agreement, to the same extent and on the same terms as any other then General Partner(s).

           8.6.      Additional and Substitute General Partners.

           8.6.1. Upon the occurrence of any one or more of the Events of Default set forth in Section 8.6.B below, the Special Limited Partner shall have the right to cause itself or its Affiliate to be admitted to the Partnership as an additional General Partner as provided in Section 8.6.C, and/or to remove the General Partner as provided in Section 8.6.D. Each of the Partners hereby makes, constitutes, and appoints the Special Limited Partner, with full power of substitution, the true and lawful attorney of, and in the name, place and stead of, such Partner, with power from time to time to take all action and do all things necessary or appropriate to implement and carry out the provisions of this Section 8.6. Such appointment shall constitute a power coupled with an interest, shall be irrevocable, shall survive the death, incompetency or dissolution of any Partner and shall be binding on any assignee of all or any portion of the interest of any Partner.
           8.6.2.    The following shall each be an "Event of Default":

                1. Failure of a General Partner to observe or perform any material obligation or covenant to be observed or performed under this Agreement by such General Partner, which failure shall not have been cured within thirty (30) days after the Special Limited Partner has given notice of such failure to the General Partner.

                2. The Partnership shall be in material default of any of its obligations under the Property Documents, which default, in the reasonable judgment of the Special Limited Partner, threatens an assignment or foreclosure of any Mortgage.

                3. At any one time twenty percent or more of the dwelling units in the Property shall not be in compliance with Section 42 of the Code.

Any dispute or controversy as to whether any of the Events of Default has occurred, or whether such event has been cured or is susceptible of being cured within any grace period specified, shall be initially determined solely by the Special Limited Partner, whereupon the Special Limited Partner may exercise its rights set forth in this Section 8.6. However, such determination shall be subject to review in a judicial proceeding brought by either the General Partner or the Special Limited Partner in a court of general jurisdiction sitting in Des Moines, Iowa. Any judicial findings which are contrary to the determination of the Special Limited Partner shall not retroactively impair or otherwise affect the rights and authority of the Special Limited Partner hereunder prior to the issuance of such findings. The Special Limited Partner shall indemnify and hold harmless the General Partner for all claims, damages, loss and expense arising from its actions as a General Partner pursuant to this Section 8.6 prior to such judicial review if such review shall conclude that an Event of Default did not in fact occur. Each of the parties shall bear its own expense of litigation.

           8.6.3. If the Special Limited Partner elects to admit itself or its Affiliate as an additional General Partner, such admission shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners, and each of the Partners hereby agrees and consents in advance to the foregoing admission. Upon the occurrence of such admission, any delegation of authority agreed to between the General Partner in accordance with Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect, and instead all of the other General Partners shall be deemed to have delegated, automatically and without the requirement of a writing or any other action other than as set forth above, all their powers and authority (including, without limitation, all right to deposit to, withdraw from and otherwise control all Partnership bank accounts) to the Special Limited Partner in its capacity as an additional General Partner as set forth in Section 6.4.B. Notwithstanding its admission to the Partnership, said additional General Partner shall not undertake or assume, or be deemed to have undertaken or assumed, any obligations or liabilities imposed on the General Partner pursuant to this Agreement or which arise in any other manner with respect to the Partnership or the Partners. Each Partner agrees that the Special Limited Partner or any Person it causes to be admitted as a General Partner pursuant to this
Section 8.6 may withdraw as a General Partner without the consent of any other Partner.

           8.6.4. If the Special Limited Partner shall elect to remove one or more of the General Partners, then such removal shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners. Any General Partner so removed shall have the obligation to sell its Partnership interest to the Special Limited Partner upon payment of the amount of the removed General Partner's Capital Account; its right, if any, to be paid all fees, repayments of loans and other payments by the Partnership shall terminate and any delegation of authority agreed to between the removed General Partner in accordance with Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect. A General Partner so removed shall remain liable for all obligations to the Partnership arising before and after the effective date of its removal.

           8.7.      Amendment of Certificate.

      Upon the admission of an additional or replacement General Partner, the Schedule shall be amended to reflect such admission and an amendment to the Certificate of Limited Partnership, also reflecting such admission, shall be filed in accordance with the Uniform Act.


9. -- Limited Partner Transfers

           9.1.      Assignments.

           9.1.1. An assignee of a Limited Partner who does not become a Substitute Limited Partner in accordance with Section 9.2 shall have the right to receive the same share of profits, losses, credits and distributions of the Partnership to which the assigning Limited Partner would have been entitled if no such assignment had been made by such Limited Partner.

           9.1.2. In the event any assignment of a Limited Partner's interest as a Limited Partner shall be made, there shall be filed with the Partnership (and the Partnership need not recognize such assignment until such filing) a duly executed and acknowledged counterpart of the instrument making such assignment. Such instrument must evidence the written acceptance of the assignee to all the terms and provisions hereof.

           9.1.3. Notwithstanding the foregoing, the obligations of any assigning Limited Partner to pay Installments to the Partnership shall be extinguished only by and to the extent of the aggregate amount of Installments paid to the Partnership by such assigning Limited Partner or on its behalf by its assignee.

           9.2.      Substitute Limited Partners.

           9.2.1. Each Limited Partner shall, without the consent of any other Limited Partner, have the right to substitute an assignee as a Limited Partner in its place. Any Substitute Limited Partner shall, as a condition of receiving any interest in the Partnership assets, agree to be bound to the extent required under Section 3.6.B.

           9.2.2. Upon the admission of a Substitute Limited Partner, the Schedule shall be amended to reflect the name and address of such Substitute Limited Partner and to eliminate the name and address of the assigning
Limited Partner, and, if required under the Uniform Act, an amendment to the certificate of limited partnership of the Partnership reflecting such admission shall be filed in accordance with the Uniform Act. Each Substitute Limited Partner shall execute such instrument or instruments as shall be required by the General Partner to signify its agreement to be bound by all the provisions hereof, and shall pay reasonable legal and filing expenses in connection with its substitution as a Limited Partner.

           9.3.      Restrictions.

           9.3.1. In no event shall all or any part of a Limited Partner interest in the Partnership be assigned or transferred to a minor (other than to a member of a Limited Partner's Immediate Family by reason of death) or to an incompetent.

           9.3.2. Any sale, exchange, transfer or other disposition in contravention of any of the provisions of this Section 9.3 shall be void and ineffectual and shall not bind or be recognized by the Partnership.

           9.4.      Other Limited Partners.

      The Special Limited Partner shall have the right at any time and from time to time to substitute in its place as Special Limited Partner any Person which (a) controls the Special Limited Partner, (b) is owned in substantial part by the Special Limited Partner or (c) is controlled by the Person controlling the Special Limited Partner. Each Partner hereby consents to such substitution(s) if and when it occurs, and agrees that the substitute Special Limited Partner shall have all the rights, benefits and duties set out in this Agreement for the Special Limited Partner.


10. -- General Provisions

           10.1.     Amendments to Certificate.

      Within 120 days after the end of any fiscal year in which the Limited Partners shall have received any distributions under Article V hereof, the
General Partner shall file if required under the law of the State and elsewhere as the General Partner deem appropriate or required an amendment to the Certificate of Limited Partnership reducing by the amount of its allocable share of such distribution the amount of Capital Contribution of each Limited Partner as stated in the last previous amendment to the Certificate of Limited Partnership. Nothing in this Section 10.1 shall authorize, however, any change in the Schedule.

           10.2.     Notices.

      Except as otherwise specifically provided herein, all notices, demands or other communications hereunder shall be in writing and shall be deemed to have been given (i) four business days after being deposited in the United States mail and sent by certified or registered mail, postage prepaid, (ii) two business days after being deposited with Federal Express or similar overnight delivery service, (iii) on the business day after the day of transmission by telecopier or other facsimile transmission, answerback requested, or (iv) on the business day following delivery personally, in each case to the parties at the addresses set forth below or at such other addresses as such parties may designate by notice to the Partnership: If to the Partnership, at the principal office of the Partnership set forth in
Section 2.2, and if to a Partner, at its address set forth in the Schedule, in each case with copies to:

                (i)  The Special  Limited  Partner,  c/o Heartland  Properties,
Inc.,  Hovde  Building,  6th  Floor,  122  West  Washington  Avenue,   Madison,
Wisconsin 53703-2718 (Attention: Vice President-Real Estate and Finance);

                (ii) Nyemaster,  Goode,  McLauglin,  Voigts,  West,  Hansell  &
O'Brien,   P.C.,  700  Walnut  Street,  Suite  1600,  Des  Moines,  Iowa  50309
(Attention: Lawrence E. Myers).

           10.3.     Word Meanings.

      The words such as "herein," "hereinbefore," "hereinafter," "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

           10.4.     Binding Provisions.

      The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assigns of the respective parties hereto.

           10.5.     Applicable Law.

      This Agreement shall be construed and enforced in accordance with the laws of the State.

           10.6.     Counterparts.

      This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart.

           10.7.     Separability of Provisions.

      Each provision of this Agreement shall be considered separable and (a) if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, or (b) if for any reason any provision or provisions herein would cause the Limited Partners to be bound by the obligations of the Partnership under the laws of the State as the same may now or hereafter exist, such provision or provisions shall be deemed void and of no effect.

           10.8.     Paragraph Titles.

      Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of the Agreement as set forth in the text.

           10.9.     Amendments.

      Except as otherwise provided in Section 5.4.H, this Agreement may not be amended or modified except by a written instrument signed by all of the Partners.

           10.10.    Time of Admission.

      Each Limited Partner shall be deemed to have been admitted to the Partnership as of the first day of the month during which its actual admission occurs for all purposes of this Agreement including Article V.


11. -- Defined Terms

      Certain capitalized terms used in this Agreement shall have the meanings specified below:

      "Accountants"  means the certified public accountant as may be engaged by
      -------------
the Partnership in accordance with Section 7.3 hereof.

      "Adjustment Amount" has the meaning set forth in Section 4.2.
      -------------------

      "Admission  Date" means the date on which this Agreement  shall have been
      -----------------
fully executed by, delivered among and become binding on all of the Partners.

      "Affiliate"  means,  as to any named  Person or  Persons  (or as to every
      ----------
General  Partner if no Person is  specifically  named):  (1) such  Person;  (2)
member of the Immediate Family of such Person; (3) legal representative, successor or assignee of any Person referred to in the preceding clauses (1) or (2); (4) trustee of a trust for the benefit of any Person referred to in the preceding clauses (1) or (2); or (5) any other Person (a) who directly or indirectly controls, is controlled by, or is under common control with such Person, (b) who owns or controls 10% or more of the outstanding voting interests of such Person, (c) of which 10% or more of the outstanding voting interests is owned by such Person or any of the Persons referred to in the foregoing clauses (1) through (3); (d) who is an officer, director, partner or trustee of such Person, or (e) for which such Person acts in the capacity of officer, director, partner or trustee.

      "Agreement"  means  this  Amended  and  Restated   Agreement  of  Limited
      -----------
Partnership as it may be amended from time to time.

      "Annual Reported Credit" has the meaning set forth in Section 4.2.A.
      ------------------------

      "Asset  Management  Fee"  means  the fee  payable  to  Heartland  Special
      ------------------------
Limited, Inc. by the Partnership pursuant to Section 6.12.F.

      "Basis  Certification"  means (a) the receipt by each Limited  Partner of
      ----------------------
the written certification of the Accountants, in a form and in substance satisfactory to the Special Limited Partner and its accountants, as to the itemized amounts of the construction and development costs of the Property and the "eligible basis" and "applicable percentage" (as defined in the Code) pertaining to each building in the Property following Full Completion, and
(b) the written acceptance of such certification by the Special Limited Partner after review thereof by a certified public accounting firm engaged by the Special Limited Partner for such purpose.

      "Capital Account" has the meaning set forth in Section 3.3.
      ----------------

      "Capital  Contribution"  means the total  amount of cash  contributed  or
      -----------------------
agreed to be contributed to the Partnership by each Partner as shown in the Schedule, including any amounts which are paid on behalf of the Investor Limited Partner pursuant to the provisions of Section 4.2.C. herein. Any reference in this Agreement to the Capital Contribution of a then Partner shall include a Capital Contribution previously made by any prior Partner with respect to the Partnership interest of such then Partner.

      "Capital  Transaction" means any transaction or other source of funds the
      ----------------------
proceeds of which are not includable in determining Cash Flow including, without implied limitation, the sale or other disposition of all or substantially all of the assets of the Partnership and any refinancing of any Mortgage, but excluding the payment of Capital Contributions by the Partners.

      "Carryover  Allocation  Issuance"  means (a) the  issuance,  on or before
      --------------------------------
December 31, 1999, by the Agency to the Partnership of a carryover allocation of low income housing tax credits pursuant to Section 42(h)(1)(E) of the Code for the Property, (b) the incurrence, on or before December 31, 1999, by the Partnership of capitalizable costs of at least 10% of the Partnership's reasonably expected basis in the Project as of December 31, 2001, and (c) the receipt by the Limited Partners of a written certification from the Accountants setting forth in reasonable detail the nature and amount of such costs and the written acceptance of such certification by the Special Limited Partner after review thereof by a certified public accounting firm engaged by the Special Limited Partner for such purpose.

      "Cash  Flow"  means for any period the excess of (a)  Operating  Revenues
      ------------
for such period over (b) the sum of Operating Expenses and Debt Service for such period.

      "Code" means the Internal  Revenue Code of 1986,  as amended from time to
      -------
time.

      "Compliance  Period" means the "compliance  period" as defined in Section
      --------------------
42 of the Code for the Property or any building comprising a part of the Property.

      "Consent" of any Partner  means the advance  written  consent or approval
      ---------
of  such  Partner,   which  consent   shall  not  be   unreasonably   withheld,
conditioned or delayed.

      "Construction  Mortgage" means the Mortgage being made by Norwest Bank of
      -----------------------
Iowa, N.A. in the principal amount of $632,000.

      "Credit Agency" means the Iowa Finance Authority.
      ---------------

      "Credit  Period"  means  the  "credit  period"  for the  Property  or any
      -----------------
building comprising a part of the Property, as defined in Section 42 of the Code.

      "Debt  Service"  shall  mean all  payments  of  interest,  principal  and
      ---------------
recurring charges due and payable on the Mortgages during a specified period.

      "Development  Completion  Obligation" means the obligation of the General
      ------------------------------------
Partner to acquire and develop the Property for a fixed turnkey price, as set forth in Section 6.9.

      "Development  Costs"  means those costs  related to the  development  and
      --------------------
initial leaseup of the Property as more specifically described in Section 6.9.

      "Development  Funds"  means  those  sources  of funds  available  to meet
      ---------------------
Development Costs as more specifically described in Section 6.9.

      "Development  Services Fee" means the fee payable to the General  Partner
      ---------------------------
pursuant to Section 6.11.A.

      "Economic Risk of Loss" has the meaning set forth in Treasury  Regulation
      -----------------------
Section 1.752-2.

      "8609  Issuance"  means the  receipt by the  Partnership  from the Credit
      -----------------
Agency of Internal Revenue Service Form(s) 8609 with respect to all buildings in the Property and allocating to the Partnership Low Income Housing Credit in an amount of $157,046.

      "Entity"  means any general  partnership,  limited  partnership,  limited
      ---------
liability  company,   corporation,   joint  venture,   trust,  business  trust,
cooperative or association.

      "Event of Bankruptcy" means with respect to any Person:
      ---------------------

      (i) the entry of a decree or order for relief by a court having jurisdiction in respect of such Person in a case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or state bankruptcy, insolvency or other similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its property, or the issuance of an order for the winding-up or liquidation of its affairs and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

      (ii) the commencement by such Person of a proceeding seeking any decree, order or appointment referred to in clause (i), the consent by such Person to any such decree, order or the appointment, or taking of any action by such Person in furtherance of any of the foregoing.

      "Facility"   shall  have  the   meaning   given  to  it  in  the  Federal
      -----------
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.

      "Filing Office" means the office of the Secretary of State of the State.
      ---------------

      "Full  Completion" means the occurrence of (a) completion of construction
      -----------------
of the entire Property no later than December 31, 2001 and in substantial compliance with the Property Documents, as such completion is evidenced by the receipt by the Partnership of (i) written confirmation of completion from the inspecting architect for the Property and (ii) written approval of occupancy by all state and municipal agencies empowered or required to issue such approval and (b) satisfaction of all requirements in the Property Documents relating to completion of the entire Property.

      "General  Partner"  means all Persons  designated as General  Partners in
      ------------------
the Schedule and all Persons who become General Partners as provided herein, in each such Person's capacity as a General Partner of the Partnership, and if there be only one General Partner at any time, such term shall refer to such sole General Partner.

      "Guaranteed  Development  Cost"  means the amount  payable to the General
      --------------------------------
Partner pursuant to Section 6.9.A.

      "Hazardous  Material"  shall have the  collective  meanings  given to the
      ----------------------
terms "hazardous material," "hazardous substances," "hazardous wastes," "toxic substances" and analogous terms in the Hazardous Waste Laws. In addition, the term "Hazardous Material" shall also include oil and any other substance known to be hazardous.

      "Hazardous  Waste Laws"  means and  includes  the  Federal  Comprehensive
      ------------------------
Environmental Response, Compensation and Liability Act of 1980; the Resource Conservation and Recovery Act; the Toxic Substances Control Act and any other federal, state or local statutes, ordinances, regulations or by-laws dealing with Hazardous Material, as the same may be amended from time to time and including any regulations promulgated thereunder.

      "HOME Loan" means the loan being made by the Iowa  Department of Economic
      -----------
Development pursuant to the Home Investment Partnership ("HOME") Program in the principal amount of $475,152, and bearing interest at the fixed annual rate of 1%.

      "Immediate  Family"  means,  with  respect  to any  Person,  its  spouse,
      -------------------
parents, parents-in-law, descendants, nephews, nieces, brothers, sisters, brothers-in-law, sisters-in-law, children-in-law and grandchildren-in-law.

      "Incentive  Management  Fee"  means the fee  payable  by the  Partnership
      ----------------------------
pursuant to Section 6.12.D hereof.

      "Installment"  means a portion of the Capital  Contribution  due from the
      --------------
Investor Limited Partner as more fully set forth in Article IV.

      "Investor  Limited  Partner" means Alliant Energy  Investments,  Inc., an
      --------------------------
Iowa corporation, or any Person who becomes a Substitute Investor Limited Partner as provided herein, in each such Person's capacity as the Investor Limited Partner of the Partnership.

      "Lenders"  means the lenders with respect to the Permitted Loans.
      ---------

      "Limited  Partner"  or  "Limited  Partners"  means the  Investor  Limited
      -------------------------------------------
Partner and the Special Limited Partner.

      "Low Income  Housing  Credit" means the amount of low-income  housing tax
      -----------------------------
credit, as certified by the Accountants, which the Partnership and/or its Partners has or will claim pursuant to Section 42 of the Code (or successor provisions) with respect to the Property.

      "Management  Agent"  means the managing and rental agent for the Property
      -------------------
engaged by the Partnership pursuant to Section 6.12.

      "Management  Agreement"  means the agreement  between the Partnership and
      ----------------------
the Management Agent in effect from time to time providing for management services to the Property.

      "Management  Fee"  means  the  amount  payable  from  time to time by the
      ------------------
Partnership to the Management Agent (or to the General Partner if there shall be no Management Agent serving hereunder) on an annual basis for management services in accordance with the Management Agreement.

      "Minimum  Set Aside"  means  occupancy  of  dwelling  units in all of the
      --------------------
Property sufficient to satisfy the "40-60 test" set forth in Section 42(g) of the Code within the time period required thereunder.

      "Mortgage" or  "Mortgages"  means any or all of the  indebtedness  of the
      --------------------------
Partnership evidenced by the Permitted Loans, and any other indebtedness secured by a mortgage of the Property. Where the context admits, the term Mortgage shall include any mortgage, deed, note, security agreement or other instrument executed in connection with a Mortgage which is binding on the Partnership; and in case a Mortgage is replaced or supplemented by any subsequent mortgage or mortgages, such term shall refer to any such subsequent mortgage or mortgages.

      "Operating  Deficit"  means the excess  (if any) of the sum of  Operating
      ---------------------
Expenses and Debt Service over Operating Revenues for a particular period, as more specifically described in Section 6.10.

      "Operating  Deficit Loan" means a loan made to the  Partnership  pursuant
      ------------------------
to Section 6.10 and which is repayable without interest and only as provided under this Agreement.

      "Operating  Expenses"  means all the costs and expenses of any type which
      ---------------------
are incident to the ownership and operation of the Property, including, without limitation, real estate and other taxes, the cost of capital improvements properly attributable to the period in question, the cost of operations (including the cost of any services provided to residents), maintenance and repairs, Management Fees, fees payable pursuant to Section 6.12.E, the funding of any reserves required to be maintained by the Lenders or pursuant to Section 6.14, and all amounts due with respect to Partnership indebtedness, but excluding Debt Service, the cost of those items which are included in Development Costs pursuant to Section 6.9, payments made pursuant to Section 5.2.A or 5.2.B, depreciation and other non-cash charges and cash distributions to Partners.

      "Operating  Revenue" means all rental revenue,  laundry  income,  parking
      --------------------
revenue and other incidental revenues which are received by the Partnership and arise from the operation of the Property as a rental apartment property.

      "Outstanding  Capital" means, as to any Partner at any point in time, the
      ----------------------
excess  of:  (a)  the  amount  of the  Capital  Contributions  paid  in by such
Partner through such time (in the case of the Investor Limited Partner, including both amounts paid pursuant to Section 4.1, and all amounts paid or payable on behalf of the Investor Limited Partner by the General Partner pursuant to Section 4.2), over (b) amounts which have previously been distributed to such Partner pursuant to Section 5.2.B as returns of Outstanding Capital.

      "Partner" or "Partners"  means any or all of the General Partners and the
      -----------------------
Limited Partners.

      "Partner  Non-Recourse Debt" means any Partnership  liability (1) that is
      ---------------------------
considered non-recourse under Treasury Regulation Section 1.1001-2 or for which the creditor's right to repayment is limited to one or more assets of the Partnership and (2) for which any Partner or Related Person bears the Economic Risk of Loss.

      "Partner  Non-Recourse  Debt  Minimum  Gain"  means the amount of partner
      -------------------------------------------
non-recourse debt minimum gain and the net increase or decrease in partner non-recourse debt minimum gain determined in a manner consistent with Treasury Regulation Sections 1.704-2(d) and 1.704-2(g)(3).

      "Partnership"  means the limited  partnership  governed by this Agreement
      ------------
as said limited partnership may from time to time be constituted and amended.

      "Partnership  Minimum  Gain" means the amount  determined  by  computing,
      -----------------------------
with respect to each Partnership Non-Recourse Liability, the amount of gain, if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction of such liability, and by then aggregating the amounts so computed. Such computations shall be made in a manner consistent with Treasury Regulation Section 1.704-2(d).

      "Partnership  Non-Recourse Liability" means any Partnership liability (or
      ------------------------------------
portion thereof) for which no Partner or Related Person bears the Economic Risk of Loss.

      "Permanent  Mortgage"  means the Mortgage made by Norwest Bank Iowa, N.A.
      ----------------------
in the principal amount of $278,000 and on such terms to be determined pursuant to the Permanent Mortgage commitment letter dated December 6, 1999.

      "Permanent  Mortgage  Closing" means the  occurrence of Full  Completion,
      ------------------------------
closing of the Permanent Mortgage and full disbursement thereof to the Partnership and repayment in full and discharge of the Construction Mortgage.

      "Permitted Loans" means the Construction  Mortgage,  Permanent  Mortgage,
      -----------------
HOME Loan,  and TIF Agreement.

      "Person"  means any  individual  or  Entity,  and the  heirs,  executors,
      ---------
administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter and vice versa.

      "Plans and  Specifications"  means the plans and  specifications  for the
      ---------------------------
Property as last revised prior to the date hereof, together with future revisions thereof which, if such future revision constitutes a change in the design, scope or value of the Property, shall have received the Consent of the Special Limited Partner.

      "Projected  Credit"  means the  projected  amounts of Low Income  Housing
      -------------------
Credit set forth in the table in Section 4.2.A.

      "Property"  means the real  property  located  at 1102 and 1106  Woodland
      ----------
Drive, Carroll, Iowa, which real property is more fully described in Exhibit 1 attached hereto.

      "Property  Documents" means all promissory notes,  mortgages,  agreements
      --------------------
and other instruments executed in connection with any of the Mortgages; the Plans and Specifications; the Management Agreement; the Incentive Management Agreement; the Turnkey Development Agreement; all applications, reservations, carryover allocations, restrictive covenants and extended use agreements and all other agreements and documents related to the Low Income Housing Credit; agreements relating to real estate taxation and assessments relating to the Property; agreements relating to the availability of parking for users of the Property; and any other agreement or instrument relating to the Property or under which the Partnership is bound.

      "Qualified  Income  Offset  Item"  means  (1) an  allocation  of  loss or
      ---------------------------------
deduction  that, as of the end of each year,  reasonably is expected to be made
(a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to Section 706(d) of the Code as the result of a change in any Partner's Interest, and (c) pursuant to Treasury Regulation
Section 1.751-1(b)(2)(ii) as the result of a distribution by the Partnership of unrealized receivables or inventory items and (2) a distribution that, as of the end of such year, reasonably is expected to be made to a Partner to the extent it exceeds offsetting increases to such Partner's Capital Account which reasonably are expected to occur during or prior to the Partnership taxable year in which such distribution reasonably is expected to occur.

      "Qualified  Tenant" means a tenant who meets the income  requirements for
      -------------------
a "low income unit" (as defined in Section 42 of the Code) and who occupies a dwelling unit in the Property pursuant to an executed lease which is for a term of at least twelve months, conforms to all requirements of the Property Documents and will not prevent the Partnership from obtaining the Low Income Housing Credit with respect to such dwelling unit.

      "Related  Person"  has the  meaning  set  forth  in  Treasury  Regulation
      ----------------
Section 1.752-4(b) or any successor regulation thereto.

      "Replacement  Reserve"  shall mean the  reserve  maintained  pursuant  to
      ---------------------
Section 6.14 to make capital repairs and improvements.

      "Retirement"  (including  the verb form "Retire" and the  adjective  form
      -----------
"Retiring") means as to a General Partner, the occurrence of death, adjudication of insanity or incompetence, Event of Bankruptcy, dissolution, or voluntary or involuntary withdrawal from the Partnership for any reason, and shall constitute "retirement" for purposes of the Uniform Act. "Retirement" shall also mean the sale, assignment, transfer or encumbrance by a General Partner of its interest as a General Partner. A General Partner which is a corporation, limited liability company or partnership shall be deemed to have sold, assigned, transferred or encumbered its interest as a General Partner in the event of any sale, assignment, transfer or encumbrance of a controlling interest in a corporate or limited liability company General Partner or of a general partner interest in a General Partner which is a partnership.

      "Schedule"  means  Schedule A of Partners  annexed hereto as amended from
      ---------
time to time and as so amended at the time of reference thereto.

      "Special  Limited  Partner"  means  Heartland  Special  Limited,  Inc., a
      ---------------------------
Wisconsin  corporation,  or such other Person as it may substitute  pursuant to
Section 9.4 hereof.

      "Stabilized  Occupancy"  means the  achievement  of occupancy of at least
      ----------------------
90% of the dwelling units in the Property by Qualified Tenants at rent levels not less than the rents set forth on Exhibit 2 hereto for each of three consecutive months following Full Completion.

      "State" means the State of Iowa.
      ------

      "Substitute  Limited  Partner"  means any Person who is  admitted  to the
      -----------------------------
Partnership as a Limited Partner under the provisions of Sections 9.2 or 9.4.

      "TIF  Agreement"  means the  Agreement for Private  Redevelopment  by and
      ---------------
between The City of Carroll, Iowa and the Partnership providing in part tax abatement grants for the Property.

      "Uniform  Act" means the Uniform  Limited  Partnership  Act as adopted by
      -------------
the State.

      "Vessel" shall have the meaning given to it in the Federal  Comprehensive
      --------
Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.

      WITNESS the execution hereof under seal as of the 1st day of March, 2000.


GENERAL PARTNER


___________________________
James F. Levy




Newbury Development Company


By:   ___________________________
      James F. Levy, President




WITHDRAWING LIMITED PARTNERS


___________________________
James F. Levy

___________________________
Debbie L. Fisher

SPECIAL LIMITED PARTNER

Heartland Special Limited, Inc.


By:   ___________________________
      Ruth A. Domack, President




INVESTOR LIMITED PARTNER

Alliant Energy Investments, Inc.


By:   ___________________________
      Thomas L. Aller, Vice President

STATE OF IOWA        )
                     ) ss.
COUNTY OF POLK       )

      On this _____ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came James F. Levy, who executed the above instrument and acknowledged to me that he executed the same as his free act and deed.

                               ______________________________
                               Notary Public

                               My commission expires:_________



STATE OF IOWA        )
                     ) ss.
COUNTY OF POLK       )

      On this _____ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came James F. Levy, known to me to be President of Newbury Development Company, who executed the above instrument on behalf of said corporation and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said corporation.

                               ______________________________
                               Notary Public

                               My commission expires:_________



STATE OF IOWA        )
                     ) ss.
COUNTY OF POLK       )

      On this _____ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Debbie L. Fisher, who executed the above instrument and acknowledged to me that she executed the same as her free act and deed.

                               ______________________________
                               Notary Public

                               My commission expires:_________

STATE OF IOWA        )
                     ) ss.
COUNTY OF LINN       )

      On this _______ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Thomas L. Aller, known to me to be Vice President of Alliant Energy Investments, Inc., who executed the above instrument on behalf of said corporation and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________



STATE OF WISCONSIN   )
                     ) ss.
COUNTY OF DANE       )

      On this _______ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Ruth A. Domack, known to me to be President of Heartland Special Limited, Inc., who executed the above instrument on behalf of said corporation and acknowledged to me that she executed the same as her free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________

               MEADOW WOOD ASSOCIATES OF CARROLL PHASE II, L.P.

                      Schedule A -- Schedule of Partners


                                            Total Agreed-to                          Share of Total
                 GENERAL PARTNERS               Capital          Paid-in Capital     Partner Class
                 ----------------            Contribution         Contribution *        Interest
                                             ------------         --------------     --------------


James F. Levy                                     $50                 $50                 50%
c/o Newbury Development Company
100 Court Avenue, Suite 212
Des Moines, Iowa  50309-2200
Newbury Development Company                       $50                 $50                 50%
100 Court Avenue, Suite 212
Des Moines, Iowa  50309-2200

LIMITED PARTNERS
----------------
Special Limited Partner

Heartland Special Limited, Inc.                  $100                 $100               0.01%
c/o  Heartland Properties, Inc.
Hovde Building, 6th Floor
122 West Washington Avenue
Madison, WI  53703-2718
Investor Limited Partner

Alliant Energy Investments, Inc.              $1,156,810            $578,405            99.99%
c/o  Heartland Properties, Inc.
Hovde Building, 6th Floor
122 West Washington Avenue
Madison, WI  53703-2718

______________________

* Paid-in Capital Contribution as of the date of this Schedule A. Future Installments of Capital Contribution are due from the Investor Limited Partner at the times set forth in this Partnership Agreement.

                                   Exhibit 1




                         LEGAL DESCRIPTION OF PROPERTY



      Lot B (except Lot 1 thereof) of BELLA VISTA FIRST ADDITION FIRST RESUBDIVISION of the City of Carroll, Carroll County, Iowa.

                                   Exhibit 2




                         PROJECTED INITIAL RENT LEVELS
                            AND OPERATING EXPENSES

                                   Exhibit 3




                             REPORTING GUIDELINES

              _______________________________________


      FORT MADISON IHA II SENIOR HOUSING LIMITED PARTNERSHIP

              _______________________________________





                  AMENDED AND RESTATED AGREEMENT
                      OF LIMITED PARTNERSHIP








                     Dated as of March 1, 2000

                              FORT MADISON IHA II SENIOR HOUSING LIMITED PARTNERSHIP

                                                 TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
ARTICLE I.-- Preliminary Statement.                                                             1

ARTICLE II. -- Continuation; Name; and Purpose.                                                 1
                  Section 2.1         Continuation.                                             1
                  Section 2.2         Name and Office.                                          1
                  Section 2.3         Purpose.                                                  2
                  Section 2.4         Authorized Acts.                                          2
                  Section 2.5         Term and Dissolution.                                     3

ARTICLE III. -- Partners; Capital                                                               3
                  Section 3.1         General Partner                                           3
                  Section 3.2         Limited Partners                                          4
                  Section 3.3         Partnership Capital                                       4
                  Section 3.4         Withdrawal of Capital                                     5
                  Section 3.5         Liability of Limited Partners                             5
                  Section 3.6         Additional Limited Partners                               5

ARTICLE IV. -- Limited Partner Capital Contributions                                            6
                  Section 4.1         Capital Contributions                                     6
                  Section 4.2         Special Adjustments.                                      7
                  Section 4.3         Repurchase Obligation of the General Partner             10

ARTICLE V. -- Profits, Losses and Distributions                                                11
                  Section 5.1         Profits, Losses and Tax Credits                          11
                  Section 5.2         Distributions Prior to Dissolution                       12
                  Section 5.3         Distributions Upon Dissolution                           13
                  Section 5.4         Special Provisions                                       14

ARTICLE VI. -- General Partner Rights, Powers and Duties                                       17
                  Section 6.1         Restrictions on Authority                                17
                  Section 6.2         Personal Services                                        18
                  Section 6.3         Business Management and Control; Tax Matters Partner.    19
                  Section 6.4         Authority of General Partner                             19
                  Section 6.5         Duties and Obligations                                   20
                  Section 6.6         Representations and Warranties                           23
                  Section 6.7         Liability                                                25
                  Section 6.8         Indemnification                                          25
                  Section 6.9         Development Completion Obligation                        26
                  Section 6.10        Operating Expense Obligation                             27
                  Section 6.11        Development Services                                     27
                  Section 6.12        Property Management                                      27
                  Section 6.13        Borrowings                                               29
                  Section 6.14        Reserves                                                 30

ARTICLE VII. -- Books and Records, Accounting and Reports                                      30
                  Section 7.1         Books and Records                                        30
                  Section 7.2         Bank Accounts                                            31
                  Section 7.3         Accountants                                              31
                  Section 7.4         Reports, Financial Statements, Tax Returns               31
                  Section 7.5         Tax Elections                                            33
                  Section 7.6         Fiscal Year and Accounting Method.                       33

ARTICLE VIII. -- Retirement of a General Partner                                               33
                  Section 8.1         Retirement                                               33
                  Section 8.2         Obligation to Continue                                   34
                  Section 8.3         Retirement of a Sole General Partner                     34
                  Section 8.4         Interest of Retired General Partners                     34
                  Section 8.5         Designation of New General Partners                      35
                  Section 8.6         Additional and Substitute General Partners               35
                  Section 8.7         Amendment of Certificate                                 37

ARTICLE IX. -- Limited Partner Transfers                                                       37
                  Section 9.1         Assignments                                              37
                  Section 9.2         Substitute Limited Partners                              38
                  Section 9.3         Restrictions                                             38
                  Section 9.4         Other Limited Partners                                   38

ARTICLE X. -- General Provisions                                                               38
                  Section 10.1        Amendments to Certificate                                38
                  Section 10.2        Notices                                                  39
                  Section 10.3        Word Meanings                                            39
                  Section 10.4        Binding Provisions                                       39
                  Section 10.5        Applicable Law                                           39
                  Section 10.6        Counterparts                                             40
                  Section 10.7        Separability of Provisions                               40
                  Section 10.8        Paragraph Titles                                         40
                  Section 10.9        Amendments                                               40
                  Section 10.10       Time of Admission                                        40

ARTICLE XI. -- Defined Terms                                                                   40

ARTICLE XII. -- USDA-Rural Development Regulations                                             49
                  Section 12.1        Change in General Partner                                49
                  Section 12.2        USDA-Rural Development Loan                              49

Schedule A --  Schedule of Partners
Exhibit 1 -- Legal Description of Property
Exhibit 2 -- Projected Initial Rent Levels and Operating Expenses
Exhibit 3 -- Reporting Guidelines

      FORT MADISON IHA II SENIOR HOUSING LIMITED PARTNERSHIP

                  AMENDED AND RESTATED AGREEMENT
                      OF LIMITED PARTNERSHIP


1.-- Preliminary Statement.

      Fort Madison IHA II Senior Housing Limited Partnership (the "Partnership") was formed as a limited partnership under the laws of the State of Iowa pursuant to a Limited Partnership Agreement dated March 5, 1998. A certificate of limited partnership of the Partnership was filed with the Filing Office on March 10, 1998.

      The purposes of this amendment to and restatement of said Limited Partnership Agreement are to: (i) admit Alliant Energy Investments, Inc., an Iowa corporation, as the Investor Limited Partner and to admit Heartland Special Limited, Inc., a Wisconsin corporation, as the Special Limited Partner; (ii) provide for the withdrawal of Jesse D. Burns as the pre-existing limited partner; and (iii) set out more fully the rights, obligations and duties of the General Partner and the Limited Partners and to restate the Limited Partnership Agreement in its entirety.

      It is hereby agreed that the Limited Partnership Agreement is hereby amended and fully restated as provided herein.
Capitalized terms not defined in the text hereof shall have the meanings set forth in Article XI.


2. -- Continuation; Name; and Purpose.

      2.1. Continuation.

      The parties hereto hereby agree to continue the limited partnership known as Fort Madison IHA II Senior Housing Limited Partnership, formed pursuant to the provisions of the Uniform Act.

      2.2. Name and Office.

      The Partnership shall continue to be conducted under the name of Fort Madison IHA II Senior Housing Limited Partnership. The principal office of the Partnership shall be at 319 East Washington Street, P.O. Box 1226, Iowa City, Johnson County, Iowa 52244-1226, and the Partnership may also maintain offices at the Property. The resident agent for service of process on the Partnership shall be Robert P. Burns. The General Partner may at any time change the location of a Partnership office or the identity or address of its resident agent in the State and shall give due notice of any such change to the Limited Partners.

      2.3. Purpose.

      The purpose of the Partnership is to acquire, construct, develop, improve, own, maintain, operate, manage, lease, sell, and otherwise deal with the Property. The Partnership and the General Partner shall operate the Property in accordance with the Property Documents and any applicable governmental regulations. The Partnership shall not engage in any other business or activity.

      2.4. Authorized Acts.

      In furtherance of its purposes, but subject to all other provisions of this Agreement including, but not limited to,
Article III and Article VI, the Partnership is hereby authorized, and the General Partner shall have full power, authority and discretion to cause the Partnership:

      (i) To acquire by purchase, lease or otherwise any real or personal property which may be necessary, convenient or incidental to the accomplishment of the purposes of the Partnership.

      (ii) To construct, operate, maintain, finance and improve, and to own, sell, convey, assign, mortgage or lease any real
estate  and  any  personal   property   necessary,   convenient  or
incidental   to  the   accomplishment   of  the   purposes  of  the
Partnership.

      (iii)To borrow money and issue evidences of indebtedness in furtherance of any or all of the purposes of the Partnership, and to secure the same by mortgage, pledge or other lien on the Property or any other assets of the Partnership.

      (iv) To prepay in whole or in part, refinance, recast, increase, modify or extend a Mortgage and in connection therewith to execute any extensions, renewals, or modifications of the Mortgages.

      (v) To employ a Management Agent, including an Affiliate, to manage the Property, and to pay reasonable compensation for such services.

      (vi) To enter into, perform and carry out contracts of any kind, including contracts with Affiliates, necessary to, in connection with or incidental to, the accomplishment of the purposes of the Partnership, specifically including, but not limited to, the execution and delivery of the Property Documents, and all other agreements, certificates, instruments or documents required by the Lenders in connection with the Property Documents and the acquisition, construction, development, improvement, maintenance and operation of the Property or otherwise required by the Lenders in connection with the Property.

      (vii)To enter into any kind of activity and to perform and carry out contracts of any kind necessary to, or in connection with, or incidental to, the accomplishment of the purposes of the Partnership, so long as said activities and contracts may be lawfully carried on or performed by a partnership under the laws of the State.

      2.5. Term and Dissolution.

      The Partnership shall continue in full force and effect until December 31, 2049, except that the Partnership shall be dissolved prior to such date upon the happening of any of the following events:

           2.5.1. The sale or other disposition of all or substantially all the assets of the Partnership; or

           2.5.2. The Retirement of a General Partner if no General Partner remains and the Partnership is not reconstituted with a successor General Partner pursuant to Section 8.3; or

           2.5.3. The occurrence of any event which would cause the dissolution of the Partnership under the Uniform Act notwithstanding the agreement of the Partners or the election of a General Partner to continue the business of the Partnership. The Partners agree, and the General Partner agrees to elect, to continue the business of the Partnership under all circumstances permitted by the Uniform Act.

      Upon dissolution of the Partnership, unless the Partnership is reconstituted pursuant to Section 8.3, the General Partner (or its trustees, receivers, successors, or legal representatives) shall cause the cancellation of the Partnership's Certificate of Limited Partnership as then in force, and shall liquidate the Partnership assets and apply and distribute the proceeds thereof in accordance with Section 5.3. Notwithstanding the foregoing, in the event such liquidating General Partner shall determine that an immediate sale of part or all of the Partnership's assets would cause undue loss to the Partners, the liquidating General
Partner  may,  with  the  prior  consent  of  the  Special  Limited
Partner, in order to avoid such loss, either (i) delay liquidation of, and withhold from distribution for a reasonable time, any assets of the Partnership except those necessary to satisfy Partnership debts and obligations other than debts provided for in Section 5.2.B, Clauses Two and following, or (ii) distribute the assets to the Partners in kind.


3. -- Partners; Capital

      3.1. General Partner.

      The General Partner of the Partnership is Burns & Burns, L.C., an Iowa limited liability company, at the address set forth on the Schedule. The General Partner has made a Capital
Contribution to the Partnership in the total amount of $100.00 The General Partner shall not be obligated or permitted to make additional Capital Contributions to the Partnership, except that the General Partner shall be obligated to make such additional Capital Contributions to meet Development Cost shortfalls as provided in Section 6.9.B.

      3.2. Limited Partners.

           3.2.1. On the Admission Date, Heartland Special Limited, Inc., a Wisconsin corporation, shall be admitted to the Partnership as the Special Limited Partner, Alliant Energy Investments, Inc., an Iowa corporation, shall be admitted to the Partnership as the Investor Limited Partner, and thenceforth the Limited Partners shall be those Limited Partners shown on the Schedule. The addresses of each of the Limited Partners shall be as set forth on the Schedule.

           3.2.2. Jesse D. Burns hereby withdraws as a Limited Partner, effective on the Admission Date, and acknowledges that as of the Admission Date he (i) has received a return of his capital contribution in his capacity as a withdrawn Partner, and
(ii) no longer has any interest in or rights or claims against the Partnership in his capacity as a withdrawn Limited Partner or for unpaid fees or compensation earned prior to the Admission Date.

      3.3. Partnership Capital.

           3.3.1. The capital of the Partnership shall be the aggregate amount of the cash and the agreed value of property contributed by the General Partner, and the aggregate amount of the cash contributed by the Limited Partners, which amounts are hereby agreed to be those set forth in the Schedule. The
Schedule  shall  be  amended  from  time  to time  to  reflect  the withdrawal or admission of Partners, any changes in the Partnership interests held by a Partner arising from the transfer of a Partnership interest to or by such Partner and any change in the amounts to be contributed or agreed to be contributed by any Partner; provided that no funds provided by a Partner shall be deemed to be additional Capital Contributions unless payment thereof is pursuant to a specific provision of this Agreement requiring or permitting the making of additional Capital Contributions.

           3.3.2. An individual Capital Account shall be established and maintained for each Partner, including any additional or substituted Partner who shall hereafter receive an interest in Partnership. The Capital Account of each Partner shall consist of (a) the amount of cash such Partner contributes to the Partnership, plus (b) the fair market value of any property such Partner contributes to the Partnership net of any liabilities assumed by the Partnership or to which such property is subject, plus (c) the amount of profits and gain and tax exempt income allocated to such Partner, minus (d) the amount of losses and deductions allocated to such Partner, minus (e) the amount of all cash distributed to such Partner, minus (f) the fair market value of any property distributed to such Partner net of any liabilities assumed by such Partner or to which such property is subject, minus (g) the amount of any other expenditures which are not deductible by the Partnership for Federal income tax purposes or which are not allowable as additions to the basis of Partnership property and which are allocated to such Partner. Each Capital Account shall also be subject to such other adjustments as may be required under the Code and Treasury Regulations. The Capital Account of a Partner shall not be affected by any adjustments to basis made pursuant to Section 743 of the Code.

           3.3.3. The original Capital Account established for any substituted Partner shall be in the same amount as, and shall replace, the Capital Account of the Partner which such substituted Partner succeeds, and, for the purposes of this Agreement, such substituted Partner shall be deemed to have made the Capital Contribution, to the extent actually paid in, of the Partner which such substituted Partner succeeds. The term "substituted Partner", as used in this paragraph, shall mean a
Person who shall become entitled to receive a share of the profits, losses and distributions of the Partnership by reason of such Person succeeding to the interest in the Partnership of a Partner by assignment of all or any part of a Partner's interest in the Partnership. To the extent a substituted Partner receives less than 100% of the interest in the Partnership of a Partner he succeeds, the original Capital Account of such substituted Partner and his Capital Contribution shall be in proportion to the interest he receives and the Capital Account of the Partner who retains a partial interest in the Partnership and his Capital Contribution shall continue, and not be replaced, in proportion to the interest he retains. Nothing in this Section 3.3 shall affect the limitations on transferability of Partnership interests set forth in this Agreement.

      3.4. Withdrawal of Capital.

      Except as may be specifically provided in Article V hereof, no Partner shall have the right to withdraw from the Partnership all or any part of his Capital Contribution. No Partner shall have any right to demand and receive property or cash of the Partnership in return of his Capital Contribution except as may be specifically provided in this Agreement.

      3.5. Liability of Limited Partners.

      No Limited Partner shall be liable for any debts, liabilities, contracts or obligations of the Partnership except to the extent such Limited Partner shall undertake such liability pursuant to a separate written instrument. A Limited Partner shall be liable to the Partnership only to make payments of his Capital Contribution as and when due hereunder, and, after his Capital Contribution shall be fully paid, no Limited Partner shall, except as otherwise required by the Uniform Act, be required to make any further Capital Contributions or lend any funds to the Partnership.

      3.6. Additional Limited Partners.

           3.6.1. Except as may be expressly provided elsewhere in this Agreement, the General Partner shall have no right or authority to admit Limited Partners other than those being admitted pursuant to Section 3.2 unless such admission shall have received the Consent of the Special Limited Partner.

           3.6.2. Any incoming Limited Partner shall, as a condition of receiving any interest in Partnership property, agree to be bound by the Property Documents to the same extent and on the same terms as all other Partners of the same class. Any incoming Limited Partner shall also agree to be bound by the provisions of this Agreement.

           3.6.3. Upon the admission of any additional Limited Partners, the Schedule shall be amended to reflect the names, addresses and Capital Contributions of such additional Limited
Partners, and the date each Limited Partner is admitted to the Partnership.


4. -- Limited Partner Capital Contributions

      4.1. Capital Contributions.

           4.1.1. The Special Limited Partner shall pay its entire Capital Contribution of $100.00 to the Partnership in cash on the Admission Date. The Investor Limited Partner shall make its Capital Contributions in the total amount of $592,000, which shall be paid in Installments (subject to the provision of Section 4.2.C) as set forth in the following payment schedule (the "Payment Schedule") and upon satisfaction of the conditions set forth in Section 4.1.B:

                (1)  The  first   installment   in  the  amount  of
$473,600 (the "First Installment") shall be contributed on the Admission Date.

                (2) The second installment in the amount of $59,200 (the "Second Installment") shall be contributed on the later of (a) Full Completion, (b) Basis Certification, and (c) 8609 Issuance.

                (3) The third installment in the amount of $59,200 (the "Third Installment") shall be contributed on the initial occupancy of all dwelling units in the Property by Qualified Tenants.

           All Capital Contributions received by the Partnership shall be used only for Partnership purposes permitted by this Agreement.

           4.1.2. The obligation of the Investor Limited Partner to pay to the Partnership each Installment is subject to the conditions that (i) each of the preceding Installments shall have become due and payable and (ii) the delivery by the General Partner to the Special Limited Partner of a written certificate (the "Certificate"), which shall be addressed to the Special Limited Partner and the Investor Limited Partner and signed by the General Partner, and which shall state that, as of the date of execution of such Certificate, (i) the Installment in question is due and payable to the Partnership (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), and (ii) all preconditions (except with regard to the mere passage of time to any certain date set forth in the Payment Schedule), representations, warranties and agreements applicable to such Installment set forth in Sections 4.1 and 6.6 and elsewhere in this Agreement have been satisfied, or are true and correct, as the case may be; provided, however, that the Investor Limited Partner shall not withhold funding of an Installment because a lien exists against the Property in violation of the representation contained under Section 6.6.I, if (i) that lien is being disputed by the Partnership, (ii) a bond is filed to cover such lien pursuant to section 572.15 of the Iowa state statutes, and (iii) the representation under Section 6.6.I would be true if such bond were used to pay such lien. The Certificate shall include as an exhibit thereto a letter from the attorney who issued the title opinion (such letter to be dated within 15 days of the date of the Certificate) verifying that no liens, deeds or other document effecting title to the Property have been filed against the Property since the date of the last title opinion, and otherwise evidencing the accuracy of the representation set forth in Section 6.6.I. The Certificate delivered with respect to the First Installment shall be dated as of the Admission Date, and the Certificate delivered with respect to each subsequent Installment shall be dated no earlier than 15 days prior to the date of payment of such Installment. By acceptance of such Installment on behalf of the Partnership, the General Partner shall be deemed to have reaffirmed and ratified the Certificate as of the date such Installment is paid to the Partnership.

           4.1.3. If as of the date when any Installment or portion thereof would otherwise be payable to the Partnership pursuant to the Payment  Schedule,  the Certificate  required under
Section 4.1.B cannot truthfully be given, then the Installment shall not be payable to the Partnership unless and until (a) the General Partner shall resolve the circumstances which prevent delivery of such Certificate, (b) such resolution shall have been effected in a manner and under circumstances such that the Investor Limited Partner shall not have irrevocably lost any substantial part of the benefits of this Agreement, (c) the General Partner shall not otherwise be in default hereunder and
(d) the Certificate shall be delivered in compliance with the provisions of Section 4.1.B; provided, however, that, if the foregoing prerequisites to payment of such Installment shall not be met on or before December 31, 2001, then the Partnership shall forever waive all right to receive any portion of such Installment; provided, however, that if (i) the General Partner is unable to deliver the Certificate by that date because one or more of the representations required under Section 6.6 are not true, (ii) the General Partner has requested from the Special Limited Partner additional time to correct the situation(s) making such representations untrue, and (iii) the Special Limited Partner has granted its Consent to the request for additional time (which Consent shall not be unreasonably withheld), then the date after which the Partnership shall forever waive all right to receive any portion of such Installment shall be extended from December 31, 2001 to such later date as the General Partner has requested and the Special Limited Partner given its Consent.

      4.2. Special Adjustments.

      Upon occurrence of the events set forth in the following paragraphs, the following adjustments shall be made:

           4.2.1.    Low Income Housing Credit Adjustment.

                (1) If the Annual Reported Credit which will apply to each year of the Credit Period is less than $84,318, then the General Partner shall pay to the Investor Limited
Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to 75% of the excess of (a) the sum of the Projected Credit for all years included in the table in the definition of "Projected Credit" minus (b) the sum of the Low Income Housing Credit which will be allocated to the Investor Limited Partner for all such years based on the Annual Reported Credit. If instead such Annual Reported Credit is greater than $84,318, then an offsetting Adjustment Amount shall be determined as aforesaid which shall be applied to reduce any Adjustment Amount which would otherwise be due pursuant to Sections 4.2.A(2) or (3) or Section 4.2.B.

                (2) In the event that the Actual Credit for 2000 is less than the Projected Credit for such year (after the Projected Credit has been revised by any adjustment made pursuant to Section 4.2.A(1) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to 75% of the total shortfall in Projected Credit, and, to the extent the shortfall will be deferred pursuant to Section 42(f)(2)(B) of the Code, the Projected Credit for 2010 shall be respectively increased.

                (3) If for any reason (except changes in federal income tax law), the amount of Actual Credit for any year is less than the Projected Credit for such year after the Projected Credit has been revised by any adjustments made pursuant to Sections 4.2.A(1) or 4.2.A(2) above), then the General Partner shall pay to the Investor Limited Partner, in the manner provided in Section 4.2.C below, an Adjustment Amount equal to the sum of
(a) the  shortfall  in  Projected  Credit  for  such  year  and the corresponding shortfall for all future years which will also occur due to the circumstances in question, plus (b) the amount of any Low Income Housing Credit recapture amount (as defined in Code Section 42(j), including any interest and/or penalties due to the Internal Revenue Service) and an amount sufficient to pay any tax liability owed by the Limited Partners resulting from receipt of the foregoing amounts (calculated at an assumed tax rate of 40%). It is understood and acknowledged that the provisions of this Section 4.2.A(3) may be applied with respect to each year of the Credit Period.

                (4) "Projected Credit" shall mean the amount for each year expected to be allocated to the Investor Limited Partner as set forth in the table below:

                Year                      Projected Credit
                ------------------------------------------
                2001                          $77,292
                2002 and each year
                  thereafter through 2010     $84,318
                2011                           $7,027

When any adjustment is made pursuant to this Section 4.2.A, the "Projected Credit" for purposes of any future adjustment shall be revised to equal the Actual Credit on which such adjustment was computed.

                (5) "Actual Credit" means, with respect to any tax year, the total amount of Low Income Housing Credit actually reported by the Partnership on its tax return for that tax year and allocated to the Investor Limited Partner and not disallowed by any taxing authority, as subsequently adjusted (if applicable) by any Tax Credit recapture amounts (as defined in Section 42(j)(2) of the Code).

                (6) "Annual Reported Credit" means the annual amount of Low Income Housing Credit which is expected to be allocated by the Partnership to the Investor Limited Partner on the Partnership tax return for each year of the Credit Period (subject only to timing adjustments such as placed in service and occupancy dates), as determined and reflected in a statement to be prepared by the Accountants after Full Completion and 8609 Issuance and which (a) shall be based on an audit by the Accountants of Development Costs, (b) shall include supporting documentation and/or certifications from the General Partner and the Accountants indicating the date when each building comprising the Property was placed in service and indicating the number and percentage of tenants occupying units in the Property who are Qualified Tenants and (c) on which the Accountants shall express a favorable opinion as to fair presentation. In no event shall the amount of the Development Completion Fee which is taken into account in computing the Annual Reported Credit exceed the lesser of (a) the amount of such fee actually paid or to be paid pursuant to Section 6.11.A and (b) the amount allowable by the Credit Agency.

           4.2.2.    Intentionally Omitted.
           4.2.3.    Adjustment Procedure.

      When an "Adjustment Amount" shall become due from the General Partner pursuant to this Section 4.2, it shall be paid to the Investor Limited Partner (together with interest from the date the Adjustment Amount is determined to the date paid at the annual rate of the Prime Rate plus 4%, if the Adjustment Amount exceeds the amount of the succeeding Installments or is determined after all Installments have been paid) by paying such amount to the Partnership in satisfaction of the Investor Limited Partner's obligation to pay the corresponding amount of the Installment which is next due (and, if necessary, succeeding Installments in order until the Adjustment Amount is fully paid), and the Investor Limited Partner shall pay only the remaining amount (if any) of such Installment(s).

      If the Adjustment Amount (including interest as aforesaid) exceeds the amount of the succeeding Installments or is determined after all Installments have been paid, then the General Partner shall pay, not later than 15 days following the determination of the Adjustment Amount, to the Investor Limited Partner an amount equal to any portion of the Adjustment Amount which cannot be applied to succeeding Installments. If such amount is not paid to the Investor Limited Partner by the date required above, then the interest rate accruing thereon shall be increased to the rate of 15% per annum retroactively to the beginning of the interest accrual period.

      The payment made to the Partnership on behalf of the Investor Limited Partner shall be deemed to be indemnification paid to the Investor Limited Partner by the General Partner for breach of warranty of the availability of the full Projected
Credit and/or the full depreciation tax deductions, shall not constitute a Capital Contribution, loan or advance by the General Partner and shall not be reimbursable or repayable to the General Partner by the Partnership or the Investor Limited Partner. If the General Partner shall default in making such payment to the Partnership, the Partnership's remedies shall be only against the General Partner and the Investor Limited Partner shall nevertheless be deemed to have paid its entire Installment in full.
      4.3. Repurchase Obligation of the General Partner.

      Upon the occurrence of any of the Repurchase Events set forth below, each Limited Partner shall have the right to elect to sell its interest in the Partnership by sending written notice (the "Election Notice") thereof to the General Partner at any time (provided that such notice must be sent within 90 days after receipt by such Limited Partner of notice of the occurrence of a Repurchase Event from the General Partner (which notice the General Partner shall be obligated to give promptly to each Limited Partner). The purchase shall be made by the General
Partner within 75 days after the receipt of the Election Notice. The "Repurchase Events" which shall create the aforesaid right to be repurchased shall be any of the following:

      1. The failure of the Partnership to achieve Minimum Set Aside and to continue to maintain occupancy in compliance with Minimum Set Aside throughout the Compliance Period; or

      2. A determination by the Special Limited Partner or the Internal Revenue Service that the Property is ineligible for 10% or more of the Projected Credit.

      3. The failure of the Partnership to execute and record by December 31, 1999 a valid extended use agreement as required pursuant to Section 42 of the Code.

      The purchase price for any of the purchases described above shall be an amount in cash equal to the Outstanding Capital of each selling Limited Partner plus interest at the annual rate of the Prime Rate plus 4%, from the occurrence of the Repurchase Event through the date the purchase price is paid, less the value of the financial benefits previously received by the selling Limited Partner through the first day of the month in which the Repurchase Event occurs. (The financial benefits received by the selling Limited Partner shall be computed as: (i) tax credits allocated to the selling Limited Partner multiplied by 72%, plus
(ii) tax losses allocated to the selling Limited Partner multiplied by 40%, plus (iii) cash distributions received by the selling Limited Partner.) If at the time of such repurchase, the payment of the purchase price plus interest to the selling Limited Partners constitutes a violation of the Uniform Act, the General Partner shall (i) contribute sufficient additional Capital to the Partnership to permit such repurchase without constituting such a violation, and (ii) shall indemnify and hold harmless each selling Limited Partner against all loss and damage by reason of such repurchase being in violation of the Uniform Act.

      Upon the purchase of such interest the General Partner shall become a Substitute Investor Limited Partner to the extent of the Limited Partner interest acquired by such General Partner, and the interest as a Limited Partner of each selling Limited Partner shall terminate. Upon the occurrence of any event which requires the General Partner to give notice of the obligation of the General Partner to purchase the interest of the Limited Partners, as herein described, the Investor Limited Partner shall have no further obligation to pay any subsequent Installment of its Capital Contribution unless the Investor Limited Partner fails to elect, within the time described above, to have its interest repurchased.


5. -- Profits, Losses and Distributions

      5.1. Profits, Losses and Tax Credits.

           5.1.1. Except as otherwise provided in this Article V, for each fiscal year or portion thereof, all profits, tax-exempt income, gains, losses, nondeductible expenditures and tax credits incurred and/or accrued by the Partnership, other than those arising from a Capital Transaction, shall be allocated 1% to the General Partner, and 99% to the Limited Partners.

           5.1.2. Except as otherwise provided in this Article V, all profits and losses arising from a Capital Transaction shall be shared by the Partners, as of the end of the fiscal year in which such Capital Transaction occurs, as follows:

      As to profits:
      --------------

      First, an amount of profit equal to the aggregate negative balances (if any) in the Capital Accounts of all Partners having negative Capital Accounts shall be allocated to such Partners in proportion to the negative Capital Account balances until all such Capital Accounts shall have a zero balance; and

      Second, an amount of profits shall be allocated to each of the Partners until the positive balance in the Capital Account of each Partner equals the amount of cash which would be distributed to such Partner in accordance with the provisions of Clauses Fifth through Eighth of Section 5.2.B if the aggregate amount of such Capital Accounts balances were cash available for distribution.

      As to losses:
      -------------

      First, an amount of losses equal to the aggregate positive balances (if any) in the Capital Accounts of all Partners having positive balance Capital Accounts shall be allocated to such Partners in proportion to their positive Capital Account balances until all such Capital Accounts shall have zero balances;
provided, however, that if the amount of losses so to be allocated is less than the sum of the positive balances in the Capital Accounts of those Partners having positive balances in their Capital Accounts, then such losses shall be allocated to the Partners in such proportions and in such amounts so that the Capital Account balances of each Partner shall equal, as nearly as possible, the amount such Partner would receive if an amount equal to the excess of (a) the sum of all Partners' balances in their Capital Accounts computed prior to the allocation of losses under this clause First over (b) the aggregate amount of losses to be allocated to the Partners pursuant to this clause First were distributed to the Partners in accordance with the provisions of Clauses Fifth through Eighth of Section 5.2.B; and

      Second, the balance, if any of such losses, to those Partners and in those percentage shares set forth in Section 5.1.A.

           C.   Notwithstanding   the   foregoing   provisions   of
Sections 5.1.A and 5.1.B, in no event shall any losses be allocated to a Limited Partner if and to the extent that such allocation would cause, as of the end of the Partnership taxable year, the negative balance in such Limited Partner's Capital Account to exceed such Limited Partner's obligation, if any, to restore deficits in his Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation Section 1.704-1(b)(2)(ii)(c) plus such Limited Partner's share of Partnership Minimum Gain plus such Limited Partner's share of Partner Non-Recourse Debt Minimum Gain. Any losses which are not allocated to the Limited Partners by virtue of the application of this Section 5.1.C shall be allocated to the General Partner. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           D. The terms "profits" and "losses" used in this Agreement shall mean income and losses, and each item of income, gain, loss, deduction or credit entering into the computation thereof, as determined in accordance with the accounting methods followed by the Partnership computed in a manner consistent with Treasury Regulation Section 1.704-1(b)(2)(iv). Profits and losses for federal income tax purposes shall be allocated in the same manner as profits and losses in this Section 5.1 subject to
Section 5.4.A.

      5.2. Distributions Prior to Dissolution.

           5.2.1. Distributions of Cash Flow. Cash Flow for each fiscal year (or fractional portion thereof) following the Admission Date shall be applied as follows:

                          (1)  Fifty  percent  (50%)  of Cash  Flow
shall be applied in the following priority:

                                    (a)   First,  to the payment of
outstanding Operating Deficit Loans;

                                    (b)  Second,   to  the   payment
of  the Incentive Management Fee; and

                                    (c)  Third,  to  a  distribution
to the General Partner.

                          (2)  Fifty  percent  (50%)  of  remaining
Cash Flow shall be distributed 1.0% to the General Partner (less any distributions made to the General Partner pursuant to clause
(1)(c))  and  the  balance  shall  be  distributed  to the  Limited
Partners.

      Distributions of Cash Flow to the Partners shall be made at such reasonable intervals during the fiscal year as shall be determined by the General Partner, and in any event shall be made within 45 days after approval from USDA-Rural Development.

           5.2.2. Distributions of Capital Transaction Proceeds. Prior to dissolution, and subject to any applicable Lender regulations, if the General Partner shall determine from time to time that there are cash proceeds available for distribution from a Capital Transaction, such cash proceeds shall be applied or distributed, as the case may be, as follows:

      First, to the discharge, to the extent required by any lender or creditor, of debts and obligations of the Partnership, but excluding debts and obligations provided for below in this
Section 5.2.B;

      Second, to fund reserves for contingent liabilities to the extent deemed reasonable by the General Partner, the Special Limited Partner and the Accountants;

      Third, to the payment of outstanding Operating Deficit Loans;

      Fourth, in connection with any sale of the Property (meaning the transfer of ownership of the Property to another Person), the Partnership shall pay to the General Partner or its designee a sales commission equal to the lesser of (i) six percent (6%) of the sales price of the Property, or (ii) the fee which would customarily be payable to third parties for such services, less any amount actually paid by the Partnership to third parties for such services.

      Fifth, to the General Partner an amount equal to five percent (5%) of remaining proceeds, less any amount paid to the General Partner pursuant to clause Fourth above;

      Sixth, to the Investor Limited Partner an amount equal to its Outstanding Capital;

      Seventh, to the General Partner an amount equal to its Outstanding Capital, plus any amounts paid by the General Partner to the Partnership pursuant to Section 5.3.A to bring such General Partner's negative Capital Account balance up to zero; and

      Eighth, any balance thereof, 60% to the General Partner and 40% to the Limited Partners.

      5.3. Distributions Upon Dissolution.

          5.3.1.    Upon   dissolution  and   termination,   after
payment of, or adequate provision for, the debts and obligations of the Partnership, the remaining assets of the Partnership (or the proceeds of sales or other dispositions in liquidation of the Partnership assets, as may be determined by the remaining or surviving General Partner) shall be distributed to the Partners in accordance with the positive balances in their Capital Accounts after taking into account all Capital Account adjustments for the Partnership taxable year, including adjustments to Capital Accounts pursuant to Sections 5.1.B and 5.3.B. In the event that a General Partner has a negative balance in its Capital Account following the liquidation of the Partnership or its interest in the Partnership after taking into account all Capital Account adjustments for the Partnership taxable year in which the liquidation occurs, such General Partner shall pay to the Partnership in cash an amount equal to the negative balance in its Capital Account. Such payment shall be made by the end of such taxable year (or, if later, within 90 days after the date of such liquidation) and shall, upon liquidation of the Partnership, be paid to recourse creditors of the Partnership or distributed to other Partners in accordance with the positive balances in their Capital Accounts.

           5.3.2. With respect to assets distributed in kind to the Partners in liquidation or otherwise, (i) any unrealized appreciation or unrealized depreciation in the values of such assets shall be deemed to be profits and losses realized by the Partnership immediately prior to the liquidation or other distribution event; and (ii) such profits and losses shall be allocated to the Partners in accordance with Section 5.1.B hereof, and any property so distributed shall be treated as a distribution of an amount in cash equal to the excess of such fair market value over the outstanding principal balance of and accrued interest on any debt by which the property is encumbered. For the purposes of this Section 5.3.B, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such assets, taking into account the fair market value of the associated financing (but subject to Section 7701(g) of the Code), and the Partnership's adjusted basis in such assets computed in accordance with Treasury Regulation Section 1.704-1(b). This
Section 5.3.B is merely intended to provide a rule for allocating unrealized gains and losses upon liquidation or other distribution event, and nothing contained in this Section 5.3.B or elsewhere in this Agreement is intended to treat or cause such distributions to be treated as sales for value. The fair market value of such assets shall be determined by an appraiser to be selected by the General Partner with the Consent of the Special Limited Partner.

      5.4. Special Provisions.

      Notwithstanding the foregoing provisions in this Article V:

           A. For federal income tax purposes, income, gain, loss and deduction with respect to property which has a variation between its basis computed in accordance with Treasury Regulation
Section 1.704-1(b) and its basis computed for federal income tax purposes shall be shared among Partners so as to take account of such variation in a manner consistent with the principles of
Section 704(c) of the Code and Treasury Regulation 1.704-3.

           B. Except as otherwise provided in this Article V where profits, losses or distributions are allocated according to Capital Account balances, all profits, losses, credits and distributions shared by the Partners in each class of Partners (e.g., the General Partner class or the Limited Partner class) shall be shared by each Partner in such class in the percentages set forth on the Schedule.

           C.1. If (i) the Partnership incurs recourse obligations or Partner Non-Recourse Debt to the General Partner or any Related Persons (including without limitation Operating Deficit Loans) or (ii) the Partnership incurs losses from extraordinary events which are not recovered from insurance or otherwise (collectively "Recourse Obligations") in respect of any Partnership taxable year, then the calculation and allocation of profits and losses shall be adjusted as follows: first, an amount of deductions (consisting of operating expenses but not cost recovery deductions) attributable to the Recourse Obligations shall be allocated to the General Partner; and second, the balance of such deductions shall be allocated as provided in Section 5.1.A.

           C.2. If the Partnership makes any payment with respect to an obligation with respect to which an allocation of deductions was made under Section 5.4.C.1, then the calculation and allocation of profit and losses in respect of the Partnership taxable year of such payment shall be adjusted as follows: first, an allocation of gross income shall be allocated to the Partner or Partners to whom the deductions were allocated under Section 5.4.C.1 in an amount equal to the lesser of (i) the amount of such deductions minus all previous allocations with respect to such deductions under this Section 5.4.C.2 or (ii) the amount of such payment; and second, the balance of such gross income shall be allocated as provided in Section 5.1.A.

           D. If there is a net decrease in Partner Non-Recourse Debt Minimum Gain during a Partnership taxable year, then each Partner with a share of the minimum gain attributable to such debt at the beginning of such year will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease in Partner Non-Recourse Debt Minimum Gain during the year. A Partner is not subject to this Partner Non-Recourse Debt Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(i)(4) applied consistently with Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(i)(4) under Section 704 of the Code.

           E. If the Partnership shall receive any purchase money indebtedness in partial payment of the purchase price of the Property and such indebtedness is distributed to the Partners pursuant to the provisions of Section 5.2.B or Section 5.3, the distributions of the cash portion of such purchase price and the principal amount of such purchase money indebtedness hereunder shall be allocated among the Partners in the following manner. On the basis of the sum of the principal amount of the purchase money indebtedness and cash payments received on the sale (net of amounts required to pay Partnership obligations and fund reasonable reserves), there shall be calculated the percentage of the total net proceeds distributable to each class of Partners based on Section 5.2.B or under Section 5.3, as applicable, treating cash payments and purchase money indebtedness principal fungibly for this purpose, and the respective classes shall receive  such  respective  percentages  of the  net  cash  purchase price and purchase money principal. Payments on such purchase money indebtedness retained by the Partnership shall be distributed in accordance with the respective portions of principal allocated to the respective classes of Partner in accordance with the preceding sentence, and if any such purchase money indebtedness shall be sold, the sale proceeds shall be allocated in the same proportion.

           F.   If there is a net decrease in  Partnership  Minimum
Gain  during a  Partnership  taxable  year,  each  Partner  will be allocated items of income and gain (including gross income if necessary) for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain during the year. A Partner is not subject to this Partnership Minimum Gain chargeback to the extent that any of the exceptions provided in Treasury Regulation Section 1.704-2(f)(2)-(5) apply. Such allocations shall be made in a manner consistent with the requirements of Treasury Regulation Section 1.704-2(f) under
Section 704 of the Code.

           G. If a Limited Partner unexpectedly receives (1) an allocation of loss or deduction or expenditures described in
Section 705(a)(2)(B) of the Code made (a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to Section 706(d) of the Code as the result of a change in any Partner's interest in the Partnership, or (c) pursuant to Regulation Section 1.751-1(b)(2)(ii) as a result of a distribution by the Partnership of unrealized receivables or inventory items or (2) a distribution, and such allocation and/or distribution would cause the negative balance in such Partner's Capital Account to exceed such Partner's obligation, if any, to restore deficits in its Capital Account pursuant to Section 5.3.A or deemed under Treasury Regulation
Section 1.704-1(b)(2)(ii)(c) plus its share of Partner Non-Recourse Debt Minimum Gain plus its share of Partnership Minimum Gain, then such Partner shall be allocated items of income and gain (including gross income if necessary) in an amount and manner sufficient to eliminate such negative balance as quickly as possible. For purposes of this Section, a Partner's Capital Account shall be treated as reduced by Qualified Income Offset Items.

           H. Notwithstanding anything to the contrary herein, it is the intention of the Partnership to conform to the requirements of any Treasury regulations issued with respect to the allocation of Partnership items, in a manner maximizing the benefits to the Limited Partners, particularly with regard to any special provisions with respect to nonrecourse indebtedness. The General Partner may, with the Consent of the Special Limited Partner, amend Article V to comply with any such regulations.

           I. In applying the provisions of Article V with respect to distributions and allocations, the following ordering of priorities shall apply:

                (1) Capital Accounts shall be deemed to be reduced by Qualified Income Offset Items.

                (2)  Capital   Accounts   shall   be   reduced   by
      distributions of Cash Flow under Section 5.2.A.
                (3) Capital Accounts shall be reduced by distributions from Capital Transactions under Section
      5.2.B.

                (4) Capital Accounts shall be increased by any Minimum Gain chargeback under Section 5.4.D or 5.4.F.

                (5) Capital Accounts shall be increased by any Qualified Income Offset under Section 5.4.G.

                (6) Capital Accounts shall be increased by allocations of profits under Section 5.1.A.

                (7) Capital Accounts shall be reduced by allocations of losses under Section 5.1.A.

                (8) Capital Accounts shall be reduced by allocations of losses under Section 5.1.B.

                (9) Capital Accounts shall be increased by allocations of profits under Section 5.1.B.

           K. To the maximum extent permitted under the Code, allocations of profits and losses shall be modified so that the Partners' Capital Accounts reflect the amount they would have reflected if adjustments required by Sections 5.4.D, 5.4.F and 5.4.G had not occurred.


6. -- General Partner Rights, Powers and Duties

      6.1. Restrictions on Authority.

      Notwithstanding any other provisions of this Agreement, the General Partner shall have no authority (a) to perform any act in violation of (i) any applicable law or regulations, (ii) any agreement between the Partnership and the Lenders or (iii) the Property Documents, or (b) to do any act required to be approved or ratified by the Limited Partners under the Uniform Act. The General Partner shall not have any authority to do any of the following specific acts without the Consent of the Special Limited Partner:

           A. following completion of construction of the Property, to construct any new capital improvements, or to replace any existing capital improvements, which construction or replacement would substantially alter the character or use of the Property, or

           B. to acquire for the Partnership any real property in addition to the Property, other than fee title or easements to de minimis parcels of land for the purpose of correcting record title to the Property, or

           C. except to the extent permitted under Section 6.13.B, if any, to be personally liable on, or to guarantee, or to permit any Related Person of a Partner of the Partnership to be personally liable on, to guarantee or otherwise bear the Economic Risk of Loss with respect to, the Mortgages, or

           D. except as otherwise provided in Section 6.13.C, to refinance, sell, convey or mortgage the Property or to materially amend or modify any Mortgage or Property Document, or

           E. to permit the occupancy of dwelling units in the Property in violation of Minimum Set Aside or any other requirement which must be complied with to enable the Property to generate the Projected Credit, or

           F. to lease (i) pursuant to one lease (or pursuant to a series of leases which are negotiated as part of one transaction) more than 50% of the Property as an entity or (ii) the Property in such a manner as to cause the Property or any part thereof to be treated as tax-exempt use property within the meaning of Section 168(h) of the Code, or

           G.   to   borrow   on   the   general   credit   of  the
Partnership, except as specifically permitted hereunder as to Operating Deficit Loans and pursuant to Section 6.13, or

           H. to cause the Partnership to operate any business on the Property other than the business of renting dwelling units, or to rent any portion of the Property other than for occupancy as a dwelling unit, or

           I.   to  cause  the   Partnership  to  take  any  action
referred to in clause (ii) of the definition of "Event of Bankruptcy" in Article XI.

      6.2. Personal Services.

      No Affiliate shall receive any compensation from the Partnership for services rendered to the Partnership in connection with the construction or operation of the Property or any other aspect of the business of the Partnership unless such compensation is provided for in Article VI or, if for services not compensated for pursuant to Article VI, such compensation is reasonable, does not exceed fees which would be payable on an arms-length basis to a non-Affiliate in the business of supplying such services, and complies with Lender regulations. Nothing herein shall prevent the General Partner from engaging other Persons to perform services for the General Partner in connection with the Partnership or the Property, providing such Persons are paid from funds of the General Partner. Any Partner may engage independently or with others in other business ventures of every nature and description including, without limitation, the ownership, operation, management, syndication and development of real estate, including real estate which may be in competition with the Property and neither the Partnership nor any Partner shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom.

      6.3. Business Management and Control; Tax Matters Partner.

           6.3.1. The General Partner shall have the exclusive right to manage the business of the Partnership and, subject to all provisions of this Agreement including without limitation Articles III and VI, shall have full power, authority and discretion to cause the Partnership to do any of the acts described in Section 2.4 hereof. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as General Partner) shall participate in or have control over the Partnership business, except as provided in Article VIII hereof or as required by law. The Partners hereby consent to the exercise by the General Partner of the powers conferred on it by this Agreement. No Limited Partner (except one who may also be a General Partner, and then only in its capacity as a General Partner) shall have any authority or right to act for or to bind the Partnership.

           6.3.2. All Partners hereby agree that, as long as it shall be a General Partner, Burns & Burns, L.C. shall be the "Tax Matters Partner." The Tax Matters Partner shall employ experienced tax counsel to represent the Partnership in connection with any audit or investigation of the Partnership by the Internal Revenue Service, and in connection with all subsequent administrative and judicial proceedings arising out of such audit, and the fees of counsel shall be a Partnership expense. The Tax Matters Partner shall keep the Partners informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish to each Partner a copy of each notice or other communication received by the Tax Matters Partner from the Internal Revenue
Service. The Tax Matters Partner shall have no authority, without the Consent of the Special Limited Partner, to (i) enter into a settlement agreement with the Internal Revenue Service which purports to bind Partners other than the Tax Matters Partner, (ii) file a petition as contemplated in Section 6226(a)
or  6228  of  the  Code,   (iii)   intervene   in  any   action  as
contemplated in Section 6226(b) of the Code, (iv) file any request contemplated in Section 6227(b) of the Code, (v) enter into an agreement extending the period of limitations as contemplated in Section 6229(b)(1)(B) of the Code or (vi) to file any tax related litigation in a court other than the United
States Tax Court. In the event that the General Partner designated as the Tax Matters Partner shall Retire from the Partnership, the Partnership shall designate a successor Tax Matters Partner in accordance with Treasury Regulation Section 301.6231(a)(7)-1(T) or any successor Regulation. The Partnership shall notify the Internal Revenue Service of the designation of a successor Tax Matters Partner for such year as well as all prior years that the Retired General Partner was serving as Tax Matters Partner.

      6.4. Authority of General Partner.

           6.4.1. Every contract, deed, mortgage, lease and other instrument executed by a General Partner shall be conclusive evidence in favor of every Person relying thereon or claiming thereunder that, at the time of the delivery thereof (except as shown in certificates or other instruments duly filed with the Filing Office), (a) the Partnership was in existence,
(b) this Agreement had not been terminated or cancelled or amended in any manner so as to restrict such authority, and (c) such General Partner was duly authorized to execute such instrument. Except as otherwise provided in a certificate or other instrument filed in the Filing Office with respect to the Partnership, any Person dealing with the Partnership or the General Partner may always rely on a certificate signed by the General Partner hereunder:

                (1) as to who are the General Partner or Limited Partners hereunder,

                (2) as to the existence or nonexistence of any fact or facts which constitute conditions precedent to acts by the General Partner or are in any other manner germane to the affairs of the Partnership,

                (3) as to who is authorized to execute and deliver any instrument or document of the Partnership,

                (4) as to the authenticity of any copy of this Agreement and amendments thereto, or

                (5)  as to any  act or  failure  to act by the
      Partnership  or  as  to  any  other  matter   whatsoever
      involving the Partnership or any Partner.

           6.4.2. If there shall be more than one General Partner serving hereunder, each General Partner (with the Consent of the Special Limited Partner and subject to the provisions of
Section 8.6) may from time to time, by an instrument in writing or by a provision in this Agreement, delegate his powers and authority hereunder to another General Partner or General Partners to the extent stated therein. Such writing shall fully authorize such other General Partner to act alone without the requirement of any act or signature of the delegating General Partner and to take any action of any type and to do anything and everything which a General Partner may be authorized to take or do hereunder, and the delegating General Partner thereafter shall have no right, power or authority to act for the Partnership with respect to the powers or authority so delegated. No such delegation shall relieve the delegating General Partner of any of its duties or obligations under this Agreement or otherwise with respect to the Partnership.

      6.5. Duties and Obligations.

           6.5.1. The General Partner shall promptly take all material actions which may be necessary or appropriate for the completion of construction of the Property and the proper maintenance and operation of the Property in accordance with the provisions of this Agreement, the Property Documents, applicable laws and regulations, and in compliance with the representations and warranties in Section 6.6, and shall conduct the affairs of the Partnership in compliance with Mortgage requirements and in a manner consistent with the fiduciary obligations of the General Partner under law. The General Partner shall devote to the Partnership such time as may be necessary for the proper performance of its duties.

           6.5.2. The General Partner shall (a) cause the Property to be insured against fire and other risks covered by such insurance in the maximum amount required by any Lender, and/or the Credit Agency, the Special Limited Partner or by good management practices, and in any event in an amount equal to the full replacement value of the Property (other than the land), (b) obtain and keep in force adequate business or rental interruption and worker's compensation insurance satisfactory to each Lender, and to the Credit Agency and the Special Limited Partner, (c) obtain and keep in force public liability insurance for the benefit of the Partnership and its Partners in amounts from time to time acceptable to the Credit Agency, and the Lenders and the Special Limited Partner and in any event providing coverage at least equivalent to a combined single limit bodily injury and property damage liability insurance policy in the amount of not less than $6,000,000 (of which up to $5,000,000 may be provided under an "umbrella" policy). All of the foregoing insurance policies shall be written by insurance companies rated A or better by Best's, include the Investor and Special Limited Partners as named insureds, and include a provision requiring the insurance company to notify the Special Limited Partner in writing 30 days prior to the cancellation of any such policy. The General Partner shall promptly provide the Special Limited Partner with copies of such insurance policies upon request from time to time. In the event of any casualty and provided that the insurance proceeds shall be made available therefor and such restoration is permitted by the Lenders and receives the Consent of the Special Limited Partner, the General Partner shall repair any damage to the Property which was caused by such event, so as to restore the Property (as nearly as possible) to the condition and market value thereof immediately prior to such occurrence. The General Partner shall be compensated for its efforts to restore the Property in an amount equal to five percent (5%) of the total restoration cost; provided however, that such payment shall be not be made from Partnership funds, but shall be made only from insurance proceeds after all other costs of restoration have been paid.

           6.5.3. The General Partner shall obtain a title opinion regarding title to the Property in favor of the Partnership, which opinion shall be subject to no exceptions other than those referred to in Section 6.6.I.

           6.5.4. The General Partner shall take such actions as are necessary to make the Partnership eligible for the full amount of the available Low Income Housing Credit (including without limitation the renting of dwelling units at rents and to tenants as required under Section 42 of the Code). The General Partner shall operate the Property such that the right of each tenant to occupancy of a dwelling unit shall be pursuant to an agreement and for a charge which shall be separate from the agreements and charges for the right of such tenant to receive any services or any other benefits, and no tenant shall be required to receive or pay for any of such other benefits as a condition of occupancy.

           6.5.5. The General Partner shall elect to commence the Credit Period for the Property as of January 1, 2001 except that, if all of the dwelling units in the Property have been initially occupied by Qualified Tenants by December 31, 2000, the General Partner shall elect to commence the Credit Period in 2000. In that event, the Investor Limited Partner shall make an additional Capital Contribution to the Partnership in the amount of $7,500, and the Partnership shall pay to the General Partner an incentive lease-up fee in the amount of $7,500.

           6.5.6. The General Partner shall (i) not store (except in compliance with applicable Hazardous Waste Laws) or dispose of any Hazardous Material at the Property, or at or on any other Facility or Vessel owned, occupied, or operated by any General Partner; (ii) not transport or arrange for the transport of any Hazardous Material (except in compliance with applicable Hazardous Waste Laws); (iii) provide the Special Limited Partner with written notice (x) upon any General Partner's obtaining knowledge of any potential or known release, or threat of release, of any Hazardous Material at or from the Property or any other Facility or Vessel owned, occupied, or operated by any General Partner or any Person for whose conduct any General Partner is or was responsible or whose liability may result in a lien on the Property; (y) upon any General Partner's receipt of any notice to such effect from any Federal, state, or other governmental authority; and (z) upon any General Partner's obtaining knowledge of any incurrence of any expense or loss by any such governmental authority in connection with the assessment, containment, or removal of any Hazardous Material for which expense or loss any General Partner may be liable or for which expense or loss a lien may be imposed on the Property; and
(iv) indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the violation by the General Partner of any of the foregoing covenants or with the presence of any Hazardous Material at the Property.

           6.5.7. If requested to do so by the Special Limited Partner at any time after the expiration of the fourteenth year of the compliance period (as defined in Section 42(i)(1) of the Code) or any later date to which the Partnership may have agreed with the Credit Agency to defer its opportunity to make such submission, the General Partner shall submit a written request to the Credit Agency to find a Person to acquire the Partnership's interest in the Property and/or take such other action permitted or required by the Code as the Special Limited Partner may reasonably request to effect a sale of the Property or to terminate the extended use commitment of Section 42(h)(6)(B) of the Code; provided that the proceeds to be received by the Partnership with respect to any proposed sale or refinancing must be sufficient to pay all outstanding amounts pursuant to Clauses First through Fifth of Section 5.2.B.

           6.5.8. Each obligation of the General Partner hereunder shall be the joint and several obligation of each General Partner, if there is more than one. In the event of a default by the General Partner in the performance of any of its obligations under this Agreement, then the amount in default shall be offset against all payments from the Partnership to the General Partner, including repayments of loans, returns of
Capital  Contributions  and  payments of fees.  Nothing in Sections
6.7 or 6.8 shall have the effect of relieving the General Partner of any liability for any of its obligations set forth in this Agreement.
           6.5.9. The General Partner shall maintain a net worth in an amount equal to at least the larger of (i) $600,000, and (ii) the applicable estate and gift tax exclusion amount for any given year set forth under Section 2010(c) of the Internal Revenue Code; provided, however, that in no event shall the General Partner be required to maintain a net worth in excess of $1,000,000. The General Partner shall submit annual financial statements to the Special Limited Partner within ninety (90) days of the end of each calendar year.

      6.6. Representations and Warranties.

      The General Partner hereby represents and warrants to each Limited Partner that as a condition to the payment of each Installment as provided in Section 4.1.B, the following are true and will be true on the due date for payment to the Partnership of each of such Installments, and that it will use its best efforts to maintain the truth of such representations and warranties which are then applicable to the Partnership at all other times (except as otherwise provided):

           A The Partnership is a duly organized limited partnership validly existing under the laws of the State and has complied with all filing requirements necessary for the protection of the Limited Partners and to maintain the limited liability of the Limited Partners in the manner provided in
Section 3.5.

           B. Construction of the Property will be or has been completed in substantial conformity with the Property Documents.

           C. All Development Costs will be paid or provided for by, or for the account of, the Partnership utilizing only those sources of funds referred to in Section 6.9.

           D. To the best of the knowledge and belief of the General Partner, no event, occurrence or proceeding is pending or threatened which would (a) materially adversely affect the Partnership or its properties, (b) materially adversely affect the ability of the General Partner or any Affiliate to perform their respective obligations hereunder or under any other agreement with respect to the Partnership or the Property, or (c) prevent the completion of construction of the Property in substantial conformity with the Property Documents. This subparagraph shall be deemed to include, but not be limited to, the following: (x) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the zoning applicable to the Property, (y) labor disputes and (z) acts of any governmental authority.

           E. No material default (or event which, with the giving of notice or the passage of time or both, would constitute a material default) has occurred and is continuing on the part of the General Partner under this Agreement or on the part of the General Partner or the Partnership under any of the Property Documents or any other agreement affecting the Property, the same are in full force and effect, and no default by the Partnership, the General Partner or any Affiliate under any of the Property Documents has been asserted by any party thereto.

           F. The Property is being operated in compliance with the requirements of this Agreement and the Property Documents, including without limitation the requirements of Section 6.5.C hereof.

           G. Except to the extent permitted under Section 6.13.B, if any, no Partner or Related Person of a Partner of the Partnership has any personal liability or otherwise bears the Economic Risk of Loss with respect to the payment of principal or interest with respect to the debt evidenced by any of the Mortgages.

           H. There is no material violation by the Partnership or the General Partner of any zoning, environmental or similar regulation applicable to the Property; all necessary building and other applicable permits have been obtained to permit the construction of the Property; all permits necessary to operate the Property for its intended use have been obtained; and the Partnership has substantially complied with all applicable municipal and other laws, ordinances and regulations relating to such construction and use of the Property.

           I. The Partnership owns the fee simple interest in the Property, subject to no material liens, charges or encumbrances other than the Permitted Loans and those which (a) are permitted by the Property Documents and (b) do not materially interfere with the use of the Property or any part thereof for its intended purpose or have a material adverse effect on the value of the Property.

           J. The execution and delivery of all instruments and the performance of all acts heretofore or hereafter made or taken or to be made or taken pertaining to the Partnership or the

Property by each General Partner and each Affiliate of a General Partner which is a partnership, a limited liability company or a corporation have been or will be duly authorized by all necessary action by such Entity and the consummation of any such transactions with or on behalf of the Partnership will not constitute a breach or violation of, or a default under, the partnership agreement, operating agreement, charter, by-laws or comparable organizational documents of said Entity or any agreement by which such Entity or any of its properties is bound, nor constitute a violation of any law, administrative regulation or court decree.

           K. No Event of Bankruptcy has occurred with respect to any General Partner or any Affiliate of a General Partner.

           L. None of those Persons named in Section 3.1 hereof as General Partner have Retired other than as permitted in
Section 8.1.

           M. No Lender approval is required (or, if required, such approval has been obtained) with respect to the execution or delivery of this Agreement or the admission to the Partnership of the Limited Partners.

           N. No Person or Entity holds any equity interest in the Property other than the Partnership.

           O. The Partnership has the sole responsibility to pay all maintenance and operating costs, including all taxes levied and all insurance costs, attributable to the Property.

           P. The Partnership, except to the extent it is protected by insurance and excluding any risk borne by Lenders, bears the sole risk of loss if the Property is destroyed or condemned or there is a diminution in the value of the Property.

           Q. Except as otherwise provided in this Agreement, no Person or Entity except the Partnership has the right to any proceeds, after payment of all indebtedness, from the sale, refinancing or leasing of the Property.

           R. The Property does not receive assistance under the HUD Section 8 Moderate Rehabilitation Program other than under the Stewart B. McKinney Homeless Assistance Act of 1988.

      6.7. Liability.

      The General Partner shall indemnify and hold harmless the Partnership and the other Partners against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by any of said indemnitees (including reasonable attorneys' fees, fines, damages and similar payments) in connection with the Partnership, provided, however, that no
General Partner or Affiliate shall be liable, responsible or accountable for damages or otherwise to the Partnership or any Partner for any act performed under this Agreement or for any failure to act, on its own part or that of any of its Affiliates, if such course of conduct did not constitute misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty to the Limited Partners and such General Partner or Affiliate reasonably believed in good faith that such course of conduct was in the best interest of the Partnership and the Partners.

      6.8. Indemnification.

      The General Partner and its Affiliates shall be indemnified and held harmless by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them (including reasonable attorneys fees, fines, damages and similar payments) in connection with the Partnership, provided that the same were not the result of a course of conduct constituting misconduct, negligence, material misrepresentation or material breach of covenant, warranty or fiduciary duty, and that such General Partner or Affiliate reasonably believed in good faith that such course of conduct was in the best interest of the Partnership and the Partners

      Notwithstanding the above, a General Partner, its Affiliates and any person acting as a broker-dealer in connection with the offering and sale of interests in the Partnership shall not be indemnified by the Partnership for any losses, liabilities or expenses arising from or out of an alleged violation of Federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; or (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

      In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission with respect to the issue of indemnification for securities law violations.

      The Partnership shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability the indemnification of which is herein prohibited.

      Any indemnity under this Section 6.8 shall be provided out of and to the extent of Partnership assets only, and no Limited Partner shall have any personal liability on account thereof.

      6.9. Development Completion Obligation.

           6.9.1. The General Partner guarantees to the Partnership and the other Partners to cause the Property to be acquired and to complete development of the Property for a fixed turnkey price of $1,399,332 (the "Guaranteed Development Cost"), which obligation (the "Development Completion Obligation") shall include without limitation (i) acquisition of fee simple title to the Property subject only to those liens, restrictions and encumbrances referred to in Section 6.6.I, (ii) completion of construction of the Property substantially in accordance with the Property Documents and remedy of any defects in the construction of the Property or variances in construction from the Plans and Specifications which in each case are or should have been discovered within two years after Full Completion, (iii) achievement of Stabilized Occupancy and payment of all Operating Expenses and Debt Service in excess of Operating Revenues attributable to the period through the achievement of Stabilized Occupancy, (iv) payment of all costs and funding of all reserves and escrows necessary to close the Permanent Mortgage and to fund the Rent Up Reserves, and (v) payment in full of the Development Services Fee (collectively "Development Costs").

           6.9.2. All funds (collectively "Development Funds") constituting the proceeds of Permitted Loans and the Capital
Contributions  paid  by  or  on  behalf  of  the  Investor  Limited
Partner shall be applied to pay when due all payments and expenses required to carry out the Development Completion Obligation. If Development Costs due at any time exceed available Development Funds, then such excess Development Costs shall be paid from funds which the General Partner shall be required to furnish promptly to meet such Development Costs, and such funds shall be returned to the General Partner from any Development Funds which thereafter become available. If Development Funds are not sufficient to return all funds to the General Partner, then the shortfall shall be treated as follows:
(a) To the extent that total Development Costs exceed the Guaranteed Development Cost, such excess shall be borne and absorbed solely by the General Partner as part of its Development Completion Obligation; and (b) to the extent that Development Funds are less than the Guaranteed Development Cost, then the shortfall shall constitute a Capital Contribution to the Partnership by the General Partner.

      6.10.Operating Expense Obligation.

      If the Partnership requires any funds for Operating Expenses (reduced by any deferral of payment of the Management Fee required pursuant to Section 6.12.C) or Debt Service in excess of the sum of (a) Operating Revenues plus (b) funds available in the Rent Up Reserve to meet Operating Expenses and Debt Service then payable, then such excess expenses ("Operating Deficits") shall be paid from advances ("Operating Deficit Loans") which the General Partner shall be required to make to the Partnership, provided that Operating Deficit Loans need be made only to pay Operating Deficits attributable to the period commencing on the occurrence of Stabilized Occupancy and ending on the fourth anniversary of such occurrence. Operating Deficit Loans shall not bear interest and shall be repayable only to the extent provided in Article V.

      6.11.Development Services.

      The Partnership shall engage the General Partner to perform, or to engage and supervise others to perform, all activities necessary to complete construction of the Property in accordance with the Plans and Specifications, and shall pay the Development Services Fee of 15% of Total Project Costs (as such term is defined in the Development Agreement), up to a maximum of $181,793, to the General Partner in return for such services. The Development Services Fee shall be earned as development of the Property progresses and shall be fully earned no later than Full Completion.

      6.12.Property Management.

           6.12.1. The General Partner shall have overall responsibility for managing the Property and obtaining a Management Agent. The General Partner shall cause the Partnership, prior to commencement of operation of the Property, to enter into a Management Agreement with NMC/RPB Management Company, L.C., of West Des Moines, Iowa to serve as the Management Agent. If at any time after Full Completion:

                (1) the Property shall be subject to a substantial building code violation which shall not have been cured within 90 days after notice from the applicable governmental agency or department or the Special Limited Partner or unless such violation(s) is (are) being validly contested by the General Partner by proceedings which operate to prevent any fines or criminal penalties from being levied against the Partnership,

                (2) Operating Revenues in respect of any period of six consecutive calendar months commencing after January 1, 2001 shall be insufficient to permit the Partnership to pay when due on a current basis all Operating Expenses and Debt Service due and owing in respect of such six month period, or

                (3) the Management Agent or its agents or employees have demonstrated incompetence or malfeasance (a
"breach") in the management of the Property, and such breach has not been cured within 30 days after notice thereof has been given to the Management Agent, the General Partner shall forthwith give notice of such event to the Limited Partners and thereafter the General Partner shall forthwith cause the Partnership to terminate the Management Agreement with the Management Agent, unless the Consent of the Special Limited Partner is obtained to the retention of the Management Agent as the manager of the Property. If the Management Agreement is terminated as aforesaid or for any other reason, the General Partner shall immediately proceed to select a new Management Agent for the Property which selection shall be subject to the Consent of the Special Limited Partner.

           6.12.2. The Partnership shall not enter into any Management Agreement which does not provide for deferral of the Management Fee under the circumstances set forth in Section 6.12.C and termination by the Partnership (a) under the circumstances set forth in Section 6.12.A, (b) in the event of other malfeasance or nonperformance on the part of the Management Agent, or (c) upon the Retirement from the Partnership in violation of Section 8.1 of any General Partner as to whom the Management Agent is an Affiliate. The General Partner shall have the duty to manage the Property during any period when there is no Management Agent, and shall be entitled to the Management Fee with respect to any period during which it so manages, and must comply with the provisions of this Agreement which would be applicable to the Management Agent.

           6.12.3. The Management Agent shall receive from the Partnership the Management Fee provided for in the Management Agreement from time to time in accordance with a reasonable and competitive fee arrangement, provided that the Management Fee payable to any Management Agent shall initially not exceed 5.0% of gross Operating Revenues from the Management Fee Note Rate Rent. Furthermore, any Management Agent which is an Affiliate of a General Partner shall be obligated to defer payment of its Management Fee to the extent necessary for any year so that the
Partnership will not incur an Operating Deficit for such year, and the deferred amount shall then be payable in any future year in which such payment, together with payment of all other Operating Expenses and Debt Service for such future year, will not result in an Operating Deficit for such future year. Any change in the structure of the Management Fee shall require the approval of USDA-Rural Development and the Consent of the Special Limited Partner, which Consent shall not be unreasonably withheld.

           6.12.4. The Partnership shall pay to the General Partner for its services in supervising and monitoring the performance of the Management Agent pursuant to the Management Agreement an annual Incentive Management Fee (which Fee shall be treated as a Partnership expense). The Incentive Management Fee for each fiscal year shall be the amount available for payment thereof from Cash Flow pursuant to Section 5.2.A(1) up to a maximum which will not cause the total of the Management Fee plus the Incentive Management Fee for such year to exceed 10% of Operating Revenue for such year.

           6.12.5.   Intentionally Omitted.
           6.12.6.   Intentionally Omitted.

      6.13.Borrowings.

           6.13.1. All Partnership borrowings shall be subject to the terms of this Agreement, including the restrictions set forth in Section 6.1. To the extent borrowings are permitted, such borrowings may be made from any source, including Partners and Affiliates, except as otherwise provided in this Agreement. If any Partner or Affiliate shall lend any monies to the Partnership, the amount of any such loan shall not be an increase of his Capital Contribution nor affect in any way his share of the profits, losses or distributions of the Partnership, and, if such loan is an Operating Deficit Loan, shall be unsecured. Any loans which are made, other than Operating Deficit Loans, shall bear interest and be on such other terms no less favorable to the Partnership than comparable loans from non-Affiliates.

           6.13.2. Subject to the provisions of this Agreement, the Partnership may borrow pursuant to the Permitted Loans such amounts as may be required for the acquisition, development, and construction of the Property and to meet the expenses of operating the Property. Any other borrowings (excluding (a) normal trade payables outstanding in the ordinary course of business and (b)  borrowings to meet  Partnership  expenditures  to remedy emergency circumstances) which are not contemplated by this Agreement and which are in excess of $1,000 must receive the Consent of the Special Limited Partner. All Mortgages shall provide that no Partner or Related Person of a Partner of the Partnership shall bear the Economic Risk of Loss with respect to all or any part of principal or interest due with respect to the debt evidenced by such Mortgage. The General Partner is specifically authorized, except as otherwise limited in this Agreement, to execute such documents as it deems necessary in connection with the acquisition, development and financing of the Property, including without limiting the generality hereof, the Mortgages and other documents required by the Lenders in connection with the Mortgages or the Project documents.

           6.13.3. Each General Partner shall be bound by the terms of the Property Documents and any other documents required in connection therewith, but in no event shall any Partner or Related Person be personally liable for the debt evidenced by any Mortgage except to the extent permitted under Section 6.13.A, if any. Any incoming General Partner shall as a condition of receiving any interest in the Partnership property agree to be bound by the Property Documents and any other documents required by the Lenders in connection therewith to the same extent and on the same terms as the other General Partner(s).

           6.13.4.   The  General  Partner  may  amend,  modify  or
refinance a Mortgage (including any required transfer or conveyance of Partnership assets for security or mortgage purposes), and sell, lease, exchange or otherwise transfer or convey all or any substantial portion of the assets of the Partnership; provided, however, that the terms of any refinancing or material amendment or modification of a Mortgage or any such sale, exchange or other transfer or conveyance must receive the Consent of the Special Limited Partner before such transaction shall be binding on the Partnership.

      6.14.Reserves.

           6.14.1. The General Partner shall cause the Partnership to establish the Rent-Up Reserve in the amount of $20,510, which shall be funded from Capital Contributions and/or Mortgage proceeds prior to Full Completion. Rent-Up Reserve funds shall be maintained in an account under the joint control of the General Partner and the Special Limited Partner and shall be prudently invested at the direction of the General Partner. All earnings shall remain in the Rent-Up Reserve and be available for the purpose thereof. Withdrawals from the Rent-Up Reserve shall be made to fund Operating Deficits occurring prior to achievement of Stabilized Occupancy. Any remaining balance of the Rent-Up Reserve after the occurrence of Stabilized Occupancy and the authorized return of initial operating reserve account funds by USDA-Rural Development shall be distributed 50% to the General Partner as an incentive management fee, and 50% to the Investor Limited Partner as a return of its Outstanding Capital.

           6.14.2. The General Partner shall cause the Partnership to establish the Replacement Reserve which shall be funded each year from Operating Revenue at the rate of $12,167 per year, up to a maximum total replacement reserve of $121,670. Replacement Reserve Funds shall be maintained in an account under the control of the General Partner, with the consent of the Special Limited Partner, and shall be prudently invested at the direction of the General Partner. All earnings shall remain in the Replacement Reserve and be available for the purpose thereof. Withdrawals from the Replacement Reserve shall be made to fund capital repairs and replacements for the Property, subject to the approval of USDA-Rural Development.

7. -- Books and Records, Accounting and Reports

      7.1. Books and Records.

      The General Partner shall keep or cause to be kept complete and accurate books and records of the Partnership which shall be maintained in accordance with sound accounting practices and the
Uniform Act and shall be maintained and be available at the principal office of the Partnership for examination by any Partner, or his duly authorized representatives, at any and all reasonable times. The Partnership may maintain such books and records and may provide such financial or other statements as the General Partner deems advisable.

      A list of the names and addresses of all Partners shall be maintained at the principal office of the Partnership and shall be available at any and all reasonable times to any Partner or his designated representative. Representatives of any Limited Partner shall be permitted to visit and inspect the Property and all books and records maintained at the Property from time to time upon reasonable advance notice to the General Partner.
      7.2. Bank Accounts.

      The bank accounts of the Partnership shall be maintained in such banking institutions as the General Partner shall determine with Consent of the Special Limited Partner, and withdrawals shall be made only in the regular course of business on such signature or signatures, subject to the requirements of Section 8.6, as the General Partner shall determine. All deposits and other funds not needed in the operation of the business shall be deposited in interest-bearing accounts or invested in short-term United States Government or municipal obligations maturing within one year.

      7.3. Accountants.

      The Accountants for the Partnership shall be McGladrey & Pullen, of Des Moines, Iowa, or such other certified public accountants as shall be engaged by the General Partner with the Consent of the Special Limited Partner.

      7.4. Reports, Financial Statements, Tax Returns.

           7.4.1. The General Partner shall cause the Partnership to prepare financial statements for each fiscal year of the Partnership, which shall include a balance sheet as of the end of each such year and statements of income, partners' equity and cash flows for such year. Such financial statements shall include a note setting forth a schedule of all loans to the Partnership, the Section of this Agreement under which such debt was incurred and the purpose for which such loan was applied by the Partnership. Such schedule shall demonstrate that loans have been made, used, carried on the books of the Partnership (and repaid, if applicable) in accordance with the provisions of this Agreement. In addition, the financial statements of the
Partnership for the fiscal year in which Full Completion occurs shall include a depreciation schedule for that year and all future years, along with the depreciation worksheet. The books of the Partnership shall be compiled by the Accountants as of the end of each fiscal year in accordance with generally accepted auditing standards and the guidelines set forth by the: (a) United States Department of Agriculture-Rural Development (USDA-RD) for a UDSA-RD compilation; (b) paragraph 2.0 in Attachment A of the Iowa Department of Economic Development Home Investment Partnership (HOME) Program Master Contract Number 99-HM-405 dated March 10, 1999; and (c) Section 3.03 of the Iowa Finance Authority Housing Assistance Fund Loan Agreement for Project. The General Partner shall, promptly upon receipt of such balance sheet, statements and opinion and in any event within 45 days after the end of each fiscal year, transmit to the Limited Partners a copy thereof.

           7.4.2. Together with the statements to be delivered pursuant to Section 7.4.A, each General Partner shall send to the Special Limited Partner comparable financial statements (including a balance sheet and statement of income) for such General Partner relating to the same period. In addition, the General Partner shall prepare and furnish to the Special Limited Partner the other financial and operating reports set forth in the Reporting Guidelines attached hereto as Exhibit 3. Such reports shall be in the forms attached to Exhibit 3, as such forms may be amended from time to time by the Special Limited Partner.

           7.4.3. The Accountants shall prepare the Federal and state income tax returns of the Partnership. The General Partner shall complete the books of the Partnership in such time as will allow the Accountants to complete such tax returns within 45 days after the end of such fiscal year. The General Partner shall cause such tax returns to be filed within such time periods and shall immediately upon the filing thereof transmit to the Limited Partners a copy of the Federal and State income tax returns and Form K-1. If the General Partner fails to complete such tax returns and to transmit such returns and Form K-1 to the Limited Partners within such time periods, or shall fail to transmit the annual balance sheet, financial statements and opinion to the Limited Partners within the time period set forth above, the General Partner shall, upon the request of the Special Limited Partner and assuming that no Limited Partner has caused such delay, pay as damages the sum of $250 per day to the Investor Limited Partner until such Form K-1, balance sheet and financial statements and information required pursuant to Section 7.4.D are received by the Limited Partners. Such damages shall be paid forthwith by the General Partner and failure to so pay shall constitute a default of the General Partner under Section 8.6 hereof. In addition, if the General Partner fails to so pay, the General Partner and its Affiliates shall forthwith cease to be entitled to the amounts otherwise payable to them pursuant to
Section 5.2.A. Such Section 5.2.A payments shall accrue but only be paid upon the payment of such damages in full and any amount of such damages not so paid shall be deducted against such
Section 5.2.A payments otherwise due to the General Partner or its Affiliates. In addition, if the General Partner fails to complete such tax returns and submit such Forms K-1 within the applicable time period set forth above, the Special Limited Partner may select a firm of accountants (or an Affiliate of the Special Limited Partner) who shall prepare such returns and Forms K-1 and the fees and expenses of such accountants (or Affiliate) shall be paid by the General Partner. The General Partner shall immediately furnish all necessary documentation and other information to prepare such tax returns and such Forms K-1 to such accountants (or Affiliate).

           7.4.4. Within 15 days following the end of each of the first three quarters of each fiscal year after the Completion Date, the General Partner shall send to the Special Limited Partner at the expense of the Partnership one or more reports which, taken together, provide the following information (which need not be audited): (i) a balance sheet as of the end of such quarter; (ii) a statement of income for such quarter; (iii) a statement of cash available for distribution and reserves for such quarter; (iv) a statement describing (a) any new agreement, contract or arrangement between the Partnership and a General Partner or an Affiliate of a General Partner, and (b) the amount of all fees and other compensation and distributions and reimbursed expenses paid by the Partnership for the quarter to any General Partner or Affiliate of a General Partner and (v) a report of the significant activities of the Partnership during the fiscal quarter.

           7.4.5. The General Partner shall at the expense of the Partnership provide the Special Limited Partner with (i) a copy of each draw request for construction or development costs as such requests are made to the Lender; (ii) a copy of each inspection report, evaluation or similar report issued to the Partnership by the Credit Agency or the Lender promptly upon receipt thereof; (iii) a copy of each Low Income Housing Credit compliance report delivered to or prepared by the Credit Agency with respect to the Property; (iv) prompt notice of any casualty or other significant adverse event relating to the Partnership and (v) such other information as the Special Limited Partner may specifically and reasonably request from time to time with regard to the progress of construction, initial leaseup or any other matters concerning the business or operations of the Partnership.

           7.4.6. An annual pro forma operating budget shall be prepared by the General Partner at the expense of the Partnership and furnished to the Special Limited Partner within 120 days prior to the beginning of each calendar year, or at such other time as the Special Limited Partner shall reasonably request. In addition, upon the request of the Special Limited Partner, the General Partner shall prepare at the expense of the Partnership and furnish to the Investor Limited Partner an estimate of the profits and losses of the Partnership for Federal income tax purposes for the current fiscal year. Such estimate need not be prepared by the Accountants, but instead may be prepared by the General Partner from information obtained by the General Partner from the Management Agent.

      7.5. Tax Elections.

           7.5.1. If requested to do so by the transferee of a Partnership interest, the General Partner shall make the election under Section 754 of the Code, on behalf of the Partnership, at such time and in such manner as to obtain all the benefits provided for by such Section; provided that the transferee will pay all costs associated therewith and neither the Partnership nor the General Partner shall be held responsible or liable for the failure to make such elections if the General Partner is not given notice of the event giving rise to an adjustment for which such election is needed at or prior to the close of the fiscal year during which the event occurs.

           7.5.2. All other elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner in such manner as will, in the opinion of the Accountants, be most advantageous to the Investor Limited Partner but shall not create additional obligations on the part of the General Partner.

      7.6. Fiscal Year and Accounting Method.

      The fiscal year of the Partnership shall be the calendar year. The books of the Partnership shall be kept on the accrual basis.


8. -- Retirement of a General Partner

      8.1. Retirement.

      No General Partner shall do any of the following without the Consent of the Special Limited Partner, which Consent shall not be unreasonably withheld: (i) Retire (other than by reason of death or adjudication of incompetence or insanity) from the Partnership, (ii) sell, assign, transfer or encumber its interest as a General Partner, or (iii) transfer a controlling or substantial economic interest in a General Partner Entity. In the event of a Retirement of a General Partner, its status and the disposition of its interest in the Partnership shall be determined in accordance with Section 8.4. In no event shall any General Partner assign, transfer or sell all or any part of his interest as a General Partner to any Entity which is a tax-exempt entity as defined in Section 168(h)(2) of the Code.

      8.2. Obligation to Continue.

      Upon the Retirement of a General Partner, any remaining General Partner or General Partners, if any, or, if none, the Retired General Partner or its heirs, successors or assigns, shall immediately send notice of such Retirement (the "Retirement Notice") to each Limited Partner, and the Partnership shall be
(i) dissolved if there is no remaining General Partner and the Partnership is not reconstituted pursuant to Section 8.3 hereof, or (ii) continued by the remaining General Partner(s) as provided in the sentence next following. The General Partner shall have the right, and hereby covenant and agree to, unless there is no remaining General Partner, to elect to continue the business of the Partnership.

      8.3. Retirement of a Sole General Partner.

      If, following the Retirement of a General Partner, there is no remaining General Partner of the Partnership, or if there are remaining General Partners but they shall fail to elect to continue the business of the Partnership, then the Special Limited Partner may designate a Person (which Person may be the Special Limited Partner) to become a successor General Partner of the Partnership as reconstituted as hereinafter provided.

      8.4. Interest of Retired General Partners.

           8.4.1. Each General Partner hereby agrees that at the time of its Retirement if such Retirement is in violation of the  provisions  of Section  8.1, (a) the Retired  General  Partner
and all Partners who are Affiliates of the Retired General Partner shall be immediately and automatically withdrawn from the Partnership and the interest in the Partnership of the Retired General Partner and such Affiliates shall be automatically transferred and be deemed transferred to the Partnership for the benefit of the remaining Partners, (b) the right of the Retired General Partner and such Affiliates to receive all fees, loan repayments and any other amounts from the Partnership shall terminate and (c) the Retired General Partner and such Affiliates shall remain liable for the performance of all of their obligations under this Agreement. For the purposes of Article V hereof, the effective date of the aforesaid transfers shall be deemed to be the date on which such Retirement occurs.

           8.4.2.    In the  event  that a  General  Partner  shall
Retire as a General Partner under circumstances not in violation of Section 8.1, such Retired General Partner shall be deemed to have automatically transferred to the remaining or successor General Partner(s), in proportion to their respective General
Partner interests, all or such portion of the interest of such Retired General Partner in each of the profits, losses and distributions of the Partnership (as set forth in Article V hereof) which, when aggregated with the existing General Partner interests of all such remaining and successor General Partners, will be sufficient to assure such remaining and successor General Partners an aggregate 1% interest in all such profits, losses and distributions of Cash Flow and Capital Transactions proceeds of the Partnership under Article V hereof. No documentation shall be necessary to effectuate such transfer and the same shall be deemed effective upon the Retirement of such Retired General Partner. The Retiring General Partner shall retain the right to be paid all fees, loan repayments and other amounts from the Partnership which have become due at the time of such Retirement, and shall not be liable for any obligations of the Partnership arising after the date of his Retirement. Those Persons succeeding to the portion of the interest of the Retired General Partner not so transferred to the remaining and successor General Partner(s) shall become Limited Partners hereunder provided that such Persons shall not participate in any of the votes or Consents of the Limited Partners set forth herein nor share in any of the profits, losses or distributions of the Partnership expressly accorded to the Limited Partners under Article V, but shall have instead the same share of such Partnership profits, losses and distributions represented by such interest when held by the Retiring General Partner. Notwithstanding the foregoing, however, all Partnership interests and all fees, loan payments and other amounts payable which are reserved to the Retired General Partner and his successors pursuant to this Section 8.4.B shall be subject to offset by any amounts and Partnership interests which the Partnership must pay or assign to any Person in order to induce such Person to become a General Partner in replacement of the Retired General Partner.

      8.5. Designation of New General Partners.

      Subject to the provisions of Section 10.1, the General Partner may, with the approval of the Lenders (if required), and of any other Person required under the Property Documents and with the Consent of each Limited Partner, at any time designate additional General Partners each with such interest as a General Partner in the Partnership as the General Partner may agree upon.

      Any incoming General Partners (other than a General Partner admitted pursuant to Section 8.6) shall as a condition of receiving any interest in the Partnership agree to be bound by the Mortgages, all other Property Documents, and any other documents required in connection therewith and by the provisions of this Agreement, to the same extent and on the same terms as any other then General Partner(s).

      8.6. Additional and Substitute General Partners.

           8.6.1. Upon the occurrence of any one or more of the Events of Default set forth in Section 8.6.B below, the Special Limited Partner shall have the right to cause itself or its Affiliate to be admitted to the Partnership as an additional General Partner as provided in Section 8.6.C, and/or to remove the General Partner as provided in Section 8.6.D. Each of the Partners hereby makes, constitutes, and appoints the Special
Limited Partner, with full power of substitution, the true and lawful attorney of, and in the name, place and stead of, such Partner, with power from time to time to take all action and do all things necessary or appropriate to implement and carry out the provisions of this Section 8.6. Such appointment shall constitute a power coupled with an interest, shall be irrevocable, shall survive the death, incompetency or dissolution of any Partner and shall be binding on any assignee of all or any portion of the interest of any Partner.

           8.6.2. The following shall each be an "Event of Default":

                1. Failure of a General Partner to observe or perform any material obligation or covenant to be observed or performed under this Agreement by such General Partner.

                2. The Partnership shall be in material default of any of its obligations under the Property Documents, which default, in the reasonable judgment of the Special Limited Partner, threatens an assignment or foreclosure of any Mortgage.

                3. At any one time five percent or more of the dwelling units in the Property shall not be in compliance with
Section 42 of the Code.

Any dispute or controversy as to whether any of the Events of Default has occurred, or whether such event has been cured or is susceptible of being cured within any grace period specified, shall be initially determined solely by the Special Limited Partner, whereupon the Special Limited Partner may exercise its rights set forth in this Section 8.6. However, such determination shall be subject to review in a judicial proceeding brought by either the General Partner or the Special Limited Partner in a court of general jurisdiction sitting in Iowa City, Iowa. Any judicial findings which are contrary to the determination of the Special Limited Partner shall not retroactively impair or otherwise affect the rights and authority of the Special Limited Partner hereunder prior to the issuance of such findings. The Special Limited Partner shall indemnify and hold harmless the General Partner for all claims, damages, loss and expense arising from its actions as a General Partner pursuant to this Section 8.6 prior to such judicial review if such review shall conclude that an Event of Default did not in fact occur. Each of the parties shall bear its own expense of litigation.

           8.6.3. If the Special Limited Partner elects to admit itself or its Affiliate as an additional General Partner, such admission shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners, and each of the Partners hereby agrees and consents in advance to the foregoing admission. Upon the occurrence of such admission, any delegation of authority agreed to between the General Partners in accordance with Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect, and instead all of the other General Partners shall be deemed to have delegated, automatically and without the requirement of a writing or any other action other than as set forth above, all their powers and authority (including, without limitation, all right to deposit to, withdraw from and otherwise control all Partnership bank accounts) to the Special Limited Partner in its capacity as an additional General Partner as set forth in Section 6.4.B. Notwithstanding its admission to the Partnership, said additional General Partner shall not undertake or  assume,  or be  deemed  to  have  undertaken  or  assumed,  any obligations or liabilities imposed on the General Partner pursuant to this Agreement or which arise in any other manner with respect to the Partnership or the Partners. Each Partner agrees that the Special Limited Partner or any Person it causes to be admitted as a General Partner pursuant to this Section 8.6 may withdraw as a General Partner without the consent of any other Partner.

           8.6.4. If the Special Limited Partner shall elect to remove one or more of the General Partners, then such removal shall occur automatically and without further action by any Partner upon the giving of notice thereof by the Special Limited Partner to the Partners. Any General Partner so removed shall have the obligation to sell his Partnership interest to the Special Limited Partner upon payment of the amount of the removed General Partner's Capital Account; his right, if any, to be paid all fees, repayments of loans and other payments by the
Partnership shall terminate and any delegation of authority agreed to between the removed General Partner in accordance with
Section 6.4.B hereof (whether expressly set forth in this Agreement or otherwise) shall be cancelled and of no further force and effect. A General Partner so removed shall remain liable for all obligations to the Partnership arising before and after the effective date of his removal.

      8.7. Amendment of Certificate.

      Upon the admission of an additional or replacement General Partner, the Schedule shall be amended to reflect such admission and an amendment to the Certificate of Limited Partnership, also reflecting such admission, shall be filed in accordance with the Uniform Act.


9. -- Limited Partner Transfers

      9.1. Assignments.

           9.1.1. An assignee of a Limited Partner who does not become a Substitute Limited Partner in accordance with Section
9.2 shall have the right to receive the same share of profits, losses, credits and distributions of the Partnership to which the assigning Limited Partner would have been entitled if no such assignment had been made by such Limited Partner.

           9.1.2. In the event any assignment of a Limited Partner's interest as a Limited Partner shall be made, there shall be filed with the Partnership (and the Partnership need not recognize such assignment until such filing) a duly executed and acknowledged counterpart of the instrument making such assignment. Such instrument must evidence the written acceptance of the assignee to all the terms and provisions hereof.

           9.1.3. Notwithstanding the foregoing, the obligations of any assigning Limited Partner to pay Installments to the Partnership shall be extinguished only by and to the extent of the aggregate amount of Installments paid to the Partnership by such assigning Limited Partner or on its behalf by its assignee.

      9.2. Substitute Limited Partners.

           9.2.1. Each Limited Partner shall, without the consent of any other Limited Partner, have the right to substitute an assignee as a Limited Partner in its place. Any Substitute Limited Partner shall, as a condition of receiving any interest in the Partnership assets, agree to be bound to the extent required under Section 3.6.B.

           9.2.2. Upon the admission of a Substitute Limited Partner, the Schedule shall be amended to reflect the name and address of such Substitute Limited Partner and to eliminate the name and address of the assigning Limited Partner, and, if required under the Uniform Act, an amendment to the certificate of limited partnership of the Partnership reflecting such admission shall be filed in accordance with the Uniform Act. Each Substitute Limited Partner shall execute such instrument or instruments as shall be required by the General Partner to signify its agreement to be bound by all the provisions hereof, and shall pay reasonable legal and filing expenses in connection with its substitution as a Limited Partner.

      9.3. Restrictions.

           9.3.1. In no event shall all or any part of a Limited Partner interest in the Partnership be assigned or transferred to a minor (other than to a member of a Limited Partner's Immediate Family by reason of death) or to an incompetent.

           9.3.2. Any sale, exchange, transfer or other disposition in contravention of any of the provisions of this
Section 9.3 shall be void and ineffectual and shall not bind or be recognized by the Partnership.

      9.4. Other Limited Partners.

      The Special Limited Partner shall have the right at any time and from time to time to substitute in its place as Special Limited Partner any Person which (a) controls the Special Limited Partner, (b) is owned in substantial part by the Special Limited Partner or (c) is controlled by the Person controlling the Special Limited Partner. Each Partner hereby consents to such substitution(s) if and when it occurs, and agrees that the substitute Special Limited Partner shall have all the rights, benefits and duties set out in this Agreement for the Special Limited Partner.

10. -- General Provisions

      10.1.Amendments to Certificate.

      Within 120 days after the end of any fiscal year in which the Limited Partners shall have received any distributions under
Article V hereof, the General Partner shall file if required under the law of the State and elsewhere as the General Partner deems appropriate or required an amendment to the Certificate of Limited Partnership reducing by the amount of his allocable share of such distribution the amount of Capital Contribution of each Limited Partner as stated in the last previous amendment to the Certificate of Limited Partnership. Nothing in this Section 10.1 shall authorize, however, any change in the Schedule.

      10.2.Notices.

      Except as otherwise specifically provided herein, all notices, demands or other communications hereunder shall be in writing and shall be deemed to have been given (i) four business days after being deposited in the United States mail and sent by certified or registered mail, postage prepaid, (ii) two business days after being deposited with Federal Express or similar overnight delivery service, (iii) on the business day after the day of transmission by telecopier or other facsimile transmission, answerback requested, or (iv) on the business day following delivery personally, in each case to the parties at the addresses set forth below or at such other addresses as such parties may designate by notice to the Partnership: If to the Partnership, at the principal office of the Partnership set forth in Section 2.2, and if to a Partner, at his address set forth in the Schedule, in each case with copies to:

                (i) The Special Limited Partner, c/o Heartland Properties, Inc., Hovde Building, 6th Floor, 122 West Washington Avenue, Madison, WI 53703-2718 (Attention: Vice President-Real Estate);

                (ii) Morain, Burlingame and Pugh, P.L.C., 5400 University Avenue, West Des Moines, IA 50266 (Attention: Robert
A. Simons).

      10.3.Word Meanings.

      The words such as "herein," "hereinbefore," "hereinafter," "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

      10.4.Binding Provisions.

      The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assigns of the respective parties hereto.

      10.5.Applicable Law.

      This Agreement shall be construed and enforced in accordance with the laws of the State.

      10.6.Counterparts.

      This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart.

      10.7.Separability of Provisions.

      Each  provision  of  this   Agreement   shall  be  considered
separable and (a) if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid, or
(b) if for any reason any provision or provisions herein would cause the Limited Partners to be bound by the obligations of the Partnership under the laws of the State as the same may now or hereafter exist, such provision or provisions shall be deemed void and of no effect.

      10.8.Paragraph Titles.

      Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of the Agreement as set forth in the text.

      10.9.Amendments.

      Except  as  otherwise   provided  in  Section   5.4.H,   this
Agreement may not be amended or modified except by a written instrument signed by all of the Partners.

      10.10.    Time of Admission.

      Each Limited Partner shall be deemed to have been admitted to the Partnership as of the first day of the month during which its actual admission occurs for all purposes of this Agreement including Article V.


11. -- Defined Terms

      Certain capitalized terms used in this Agreement shall have the meanings specified below:

      "Accountants"  means the certified  public  accountant as may
      -------------
be  engaged by the  Partnership  in  accordance  with  Section  7.3 hereof.

      "Adjustment Amount" has the meaning set forth in Section 4.2.
      ------------------

      "Admission  Date"  means  the  date on which  this  Agreement
      -----------------
shall have been fully executed by, delivered among and become binding on all of the Partners.

      "Affiliate"  means,  as to any named Person or Persons (or as
      -----------
to every General Partner if no Person is specifically named): (1) such Person; (2) member of the Immediate Family of such Person;
(3) legal representative, successor or assignee of any Person referred to in the preceding clauses (1) or (2); (4) trustee of a trust for the benefit of any Person referred to in the preceding clauses (1) or (2); or (5) any other Person (a) who directly or indirectly controls, is controlled by, or is under common control with such Person, (b) who owns or controls 10% or more of the outstanding voting interests of such Person, (c) of which 10% or more of the outstanding voting interests is owned by such Person or any of the Persons referred to in the foregoing clauses (1) through (3); (d) who is an officer, director, partner or trustee of such Person, or (e) for which such Person acts in the capacity of officer, director, partner or trustee.

      "Agreement"  means this  Amended and  Restated  Agreement  of
      -----------
Limited Partnership as it may be amended from time to time.

      "Annual  Reported  Credit"  has  the  meaning  set  forth  in
      -------------------------
Section 4.2.A.

      "Basis  Certification"  means (a) the receipt by each Limited
      ----------------------
Partner of the written certification of the Accountants, in a form and in substance satisfactory to the Special Limited Partner and its accountants, as to the itemized amounts of the construction and development costs of the Property and the "eligible basis" and "applicable percentage" (as defined in the
Code) pertaining to each building in the Property following Full Completion, and (b) the written acceptance of such certification by the Special Limited Partner after review thereof by a certified public accounting firm engaged by the Special Limited Partner for such purpose.

      "Capital Account" has the meaning set forth in Section 3.3.
      ----------------

      "Capital   Contribution"  means  the  total  amount  of  cash
      ------------------------
contributed or agreed to be contributed to the Partnership by each Partner as shown in the Schedule, including any amounts which are paid on behalf of the Investor Limited Partner pursuant to the provisions of Section 4.2.C. herein. Any reference in this Agreement to the Capital Contribution of a then Partner shall include a Capital Contribution previously made by any prior Partner with respect to the Partnership interest of such then Partner.

      "Capital  Transaction"  means any transaction or other source
      ---------------------
of funds the proceeds of which are not includable in determining Cash Flow including, without implied limitation, the sale or other disposition of all or substantially all of the assets of the Partnership and any refinancing of any Mortgage, but excluding the payment of Capital Contributions by the Partners.

      "Cash Flow" means for any period the excess of (a)  Operating
      ----------
Revenues for such period over (b) the sum of Operating Expenses and Debt Service for such period.

      "Code"  means the Internal  Revenue Code of 1986,  as amended
      ------
from time to time.

      "Consent" of any Partner  means the advance  written  consent
      ---------
or approval of such Partner.

      "Compliance  Period" means the "compliance period" as defined
      -------------------
in Section 42 of the Code for the Property or any building comprising a part of the Property.

      "Credit Agency" means Iowa Finance Authority.
      --------------

      "Credit  Period"  means the "credit  period" for the Property
      ---------------
or any building  comprising a part of the  Property,  as defined in
Section 42 of the Code.

      "Debt   Service"   shall  mean  all   payments  of  interest,
      ----------------
principal and recurring charges due and payable on the Mortgages during a specified period.

      "Debt Service  Coverage" at a specified  percentage  shall be
      -----------------------
deemed to have occurred at the end of a specified period, commencing on or after the beginning of monthly payments of Debt Service on the Permanent Mortgage, of three consecutive calendar months during each of which months, as determined by the Accountants, the Net Operating Income for such month divided by all Debt Service required to be paid during such month shall equal or exceed the specified percentage. "Net Operating Income" for a particular month shall be the excess of Operating Revenue actually received during such month by the Partnership on a cash basis (excluding rent which is not paid by a Qualified Tenant) over all Operating Expenses for such month (Operating Expenses shall be equal to the higher of the pro forma amount set forth on
Exhibit 2 or actual Operating Expenses) determined on an annualized accrual basis including a ratable share of seasonal expenses which are normally incurred on an unequal basis during each month of a full annual period of operation and real estate taxes based on the proper valuation of the Property following Full Completion.

      "Development   Agreement"  means  the  Amended  and  Restated
      -------------------------
Development  and  Construction  Supervision  Contract dated October
1,1999.

      "Development  Completion  Obligation" means the obligation of
      -------------------------------------
the General Partner to acquire and develop the Property for a fixed turnkey price, as set forth in Section 6.9.

      "Development   Costs"  means  those  costs   related  to  the
      --------------------
development   and   initial   leaseup  of  the   Property  as  more
specifically described in Section 6.9.

      "Development  Funds" means those  sources of funds  available
      --------------------
to  meet  Development  Costs  as  more  specifically  described  in
Section 6.9.

      "Development  Services  Fee"  means  the fee  payable  to the
      ---------------------------
General Partner pursuant to Section 6.11.A.

      "Economic  Risk  of  Loss"  has  the  meaning  set  forth  in
      --------------------------
Treasury Regulation Section 1.752-2.

      "8609  Issuance"  means the receipt by the  Partnership  from
      -----------------
the Credit Agency of Internal Revenue Service Form(s) 8609 with respect to all buildings in the Property and allocating to the Partnership Low Income Housing Credit in an amount of not less than $85,170.

      "Entity" means any general partnership,  limited partnership,
      -------
limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

      "Event of Bankruptcy" means with respect to any Person:
      ---------------------

      (i) the entry of a decree or order for relief by a court having jurisdiction in respect of such Person in a case under the Federal bankruptcy laws, as now or hereafter constituted, or any other applicable Federal or state bankruptcy, insolvency or other similar law, or the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of his property, or the issuance of an order for the winding-up or liquidation of his affairs and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

      (ii) the commencement by such Person of a proceeding seeking any decree, order or appointment referred to in clause (i), the consent by such Person to any such decree, order or the appointment, or taking of any action by such Person in furtherance of any of the foregoing.

      "Facility"  shall have the meaning given to it in the Federal
      ----------
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.

      "Filing  Office"  means the office of the  Secretary of State
      ---------------
of the State.

      "Full  Completion"  means the occurrence of (a) completion of
      ------------------
construction of the entire Property no later than December 31, 2000 and in substantial compliance with the Property Documents, as such completion is evidenced by the receipt by the Partnership of (i) written confirmation of completion from the inspecting architect for the Property and (ii) written approval of occupancy by all state and municipal agencies empowered or required to issue such approval and (b) satisfaction of all requirements in the Property Documents relating to completion of the entire Property.

      "General  Partner"  means all Persons  designated  as General
      -------------------
Partners in the Schedule and all Persons who become General Partners as provided herein, in each such Person's capacity as a General Partner of the Partnership, and if there be more than one General Partner at any time, such term shall refer to all such General Partners collectively.

      "Guaranteed  Development  Cost"  means the amount  payable to
      -------------------------------
the General Partner pursuant to Section 6.9.A.

      "HAF Loan" means the Housing  Assistance Fund loan being made
      ----------
by the Credit Agency in the principal amount of $24,000.

      "Hazardous  Material"  shall  have  the  collective  meanings
      ---------------------
given to the terms "hazardous material," "hazardous substances," "hazardous wastes," "toxic substances" and analogous terms in the Hazardous Waste Laws. In addition, the term "Hazardous Material" shall also include oil and any other substance known to be hazardous.

      "Hazardous   Waste  Laws"  means  and  includes  the  Federal
      ------------------------
Comprehensive Environmental Response, Compensation and Liability Act of 1980; the Resource Conservation and Recovery Act; the
Toxic Substances Control Act and any other federal, state or local statutes, ordinances, regulations or by-laws dealing with Hazardous Material, as the same may be amended from time to time and including any regulations promulgated thereunder.

     "Home  Loan"  means  the  Home  loan  being  made by the Iowa
     -----------
Department of Economic Development in the principal amount of $533,132.

      "Immediate  Family"  means,  with respect to any Person,  his
      -------------------
spouse,  parents,  parents-in-law,  descendants,  nephews,  nieces,
brothers,      sisters,      brothers-in-law,       sisters-in-law,
children-in-law and grandchildren-in-law.

      "Incentive  Management  Fee"  means  the fee  payable  by the
      ---------------------------
Partnership pursuant to Section 6.12.D hereof.

      "Installment"  means a portion  of the  Capital  Contribution
      -------------
due from the  Investor  Limited  Partner as more fully set forth in
Article IV.

      "Investment  Expenses"  shall  mean the sum of the  legal and
      ---------------------
accounting expenses incurred by the Investor Limited Partner which are attributable to its investment in Partnership.

      "Investor Limited Partner" means Alliant Energy  Investments,
      -------------------------
Inc., an Iowa corporation, or any Person who becomes a Substitute Investor Limited Partner as provided herein, in each such Person's capacity as the Investor Limited Partner of the Partnership.

      "Lenders"  means the lenders  with  respect to the  Permitted
      ----------
Loans.

      "Limited  Partner" or "Limited  Partners"  means the Investor
      ------------------------------------------
Limited Partner and the Special Limited Partner.

      "Low Income  Housing  Credit"  means the amount of low-income
      ----------------------------
housing tax credit, as certified by the Accountants, which the Partnership and/or its Partners has or will claim pursuant to
Section 42 of the Code (or successor provisions) with respect to the Property.

      "Management  Agent"  means the  managing and rental agent for
      -------------------
the Property engaged by the Partnership pursuant to Section 6.12.

      "Management   Agreement"  means  the  agreement  between  the
      ------------------------
Partnership and the Management Agent in effect from time to time providing for management services to the Property.

      "Management  Fee" means the amount  payable from time to time
      -----------------
by the  Partnership  to the  Management  Agent  (or to the  General
Partner if there shall be no Management Agent serving hereunder) on an annual basis for management services in accordance with the Management Agreement.

      "Management  Fee Note Rate Rent" means the rent calculated by
      ---------------------------------
adding the operating budget to the debt service of the Permanent Mortgage loan at 95% of the total eligible USDA-Rural Development costs at the Permanent Mortgage loan interest rate.

      "Minimum Set Aside" means  occupancy of dwelling units in all
      -------------------
of the Property sufficient to satisfy the "40-60 test" set forth in Section 42(g) of the Code within the time period required thereunder.

      "Mortgage"   or   "Mortgages"   means   any  or  all  of  the
      -----------------------------
indebtedness of the Partnership evidenced by the Permitted Loans, and any other indebtedness secured by a mortgage of the
Property. Where the context admits, the term Mortgage shall include any mortgage, deed, note, security agreement or other instrument executed in connection with a Mortgage which is binding on the Partnership; and in case a Mortgage is replaced or supplemented by any subsequent mortgage or mortgages, such term shall refer to any such subsequent mortgage or mortgages.

      "Operating  Deficit"  means the excess (if any) of the sum of
      -------------------
Operating Expenses and Debt Service over Operating Revenues for a particular period, as more specifically described in Section 6.10.

      "Operating   Deficit   Loan"   means  a  loan   made  to  the
      -----------------------------
Partnership pursuant to Section 6.10 and which is repayable without interest and only as provided under this Agreement.

      "Operating  Expenses" means all the costs and expenses of any
      ---------------------
type which are incident to the ownership and operation of the Property, whether or not such costs and expenses are "eligible" expenses under USDA-Rural Development, including, without limitation, real estate and other taxes, the cost of capital improvements properly attributable to the period in question, the cost of operations (including the cost of any services provided to residents), maintenance and repairs, Management Fees, fees payable pursuant to Section 6.12.E, the funding of any reserves required to be maintained by the Lenders or pursuant to Section 6.14, and all amounts due with respect to Partnership indebtedness, but excluding Debt Service, the cost of those items which are included in Development Costs pursuant to Section 6.9, payments made pursuant to Section 5.2.A or 5.2.B, depreciation and other non-cash charges and cash distributions to Partners.

      "Operating   Revenue"  means  all  rental  revenue,   laundry
      ---------------------
income, parking revenue and other incidental revenues which are received by the Partnership and arise from the operation of the Property as a rental apartment property.

      "Outstanding  Capital"  means, as to any Partner at any point
      ---------------------
in  time,   the  excess   of:   (a)  the  amount  of  the   Capital
Contributions paid in by such Partner through such time (in the case of the Investor Limited Partner, including both amounts paid pursuant to Section 4.1, all amounts paid or payable on behalf of the Investor Limited Partner by the General Partner pursuant to Section 4.2 and, for purposes of computing Outstanding Capital only, the Investment Expenses, and, in the case of the General Partner, including only amounts paid by the General Partner pursuant to Section 6.9.C), over (b) amounts which have previously been distributed to such Partner pursuant to Section 5.2.B as returns of Outstanding Capital.

      "Partner"  or  "Partners"  means  any or  all of the  General
      ------------------------
Partners and the Limited Partners.

      "Partner  Non-Recourse Debt" means any Partnership  liability
      ----------------------------
(1) that is considered non-recourse under Regulation Section 1.1001-2 or for which the creditor's right to repayment is limited to one or more assets of the Partnership and (2) for which no Partner or Related Person bears the Economic Risk of Loss.

      "Partner  Non-Recourse Debt Minimum Gain" means the amount of
      -----------------------------------------
partner non-recourse debt minimum gain and the net increase or decrease in partner non-recourse debt minimum gain determined in a manner consistent with Treasury Regulation Sections 1.704-2(d) and 1.704-2(g)(3).

      "Partnership" means the limited partnership  governed by this
      -------------
Agreement as said limited partnership may from time to time be constituted and amended.

      "Partnership  Minimum  Gain" means the amount  determined  by
      ----------------------------
computing, with respect to each Partnership Non-Recourse Liability, the amount of gain, if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) the property subject to such liability in full satisfaction of such liability, and by then aggregating the amounts so computed. Such computations shall be made in a manner consistent with Treasury Regulation Section 1.704-2(d).

      "Partnership  Non-Recourse  Liability"  means any Partnership
      -------------------------------------
liability (or portion thereof) for which no Partner or Related Person bears the Economic Risk of Loss.

      "Permanent  Mortgage"  means the Mortgage  made by USDA-Rural
      --------------------
Development ("Lender") in the principal amount of $250,000 and evidenced by a Promissory Note from Partnership to Lender dated March 15, 2000.

      "Permitted Loans" means the Permanent Mortgage,  the HAF Loan
      ----------------
and the Home Loan.

      "Person"  means any  individual  or  Entity,  and the  heirs,
      -------
executors, administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter and vice versa.

      "Plans    and    Specifications"    means   the   plans   and
      -------------------------------
specifications for the Property as last revised prior to the date hereof, together with future revisions thereof which, if such future revision constitutes a change in the design, scope or value of the Property, shall have received the Consent of the Special Limited Partner.

      "Prime Rate" means the prime  interest rate as announced from
      ------------
time to time by Norwest Bank Minnesota, N.A., or its successor.

      "Projected  Credit" means the projected amounts of Low Income
      ------------------
Housing Credit set forth in the table in Section 4.2.A.

      "Property"  means the real property  located at 2803 A Avenue
      ----------
in  Fort  Madison,   Iowa,   which  real  property  is  more  fully
described in Exhibit 1 attached hereto.

      "Property  Documents" means all promissory notes,  mortgages,
      ---------------------
agreements and other instruments executed in connection with any of the Mortgages; the Plans and Specifications; the Management Agreement; the Incentive Management Agreement; the Turnkey Development Agreement; all applications, reservations, carryover allocations, restrictive covenants and extended use agreements and all other agreements and documents related to the Low Income Housing Credit; agreements relating to real estate taxation and assessments relating to the Property; agreements relating to the availability of parking for users of the Property; and any other agreement or instrument relating to the Property or under which the Partnership is bound.

      "Qualified  Tenant"  means a  tenant  who  meets  the  income
      -------------------
requirements for a "low income unit" (as defined in Section 42 of the Code) and who occupies a dwelling unit in the Property pursuant to an executed lease which is for a term of at least twelve months, conforms to all requirements of the Property Documents and will not prevent the Partnership from obtaining the Low Income Housing Credit with respect to such dwelling unit.

      "Qualified  Income  Offset Item" means (1) an  allocation  of
      --------------------------------
loss or deduction that, as of the end of each year, reasonably is expected to be made (a) pursuant to Section 704(e)(2) of the Code to a donee of an interest in the Partnership, (b) pursuant to
Section 706(d) of the Code as the result of a change in any Partner's Interest, and (c) pursuant to Regulation Section
1.751-1(b)(2)(ii) as the result of a distribution by the Partnership of unrealized receivables or inventory items and (2) a distribution that, as of the end of such year, reasonably is expected to be made to a Partner to the extent it exceeds offsetting increases to such Partner's Capital Account which reasonably are expected to occur during or prior to the Partnership taxable year in which such distribution reasonably is expected to occur.

      "Related  Person"  has the  meaning  set  forth  in  Treasury
      -----------------
Regulation   Section   1.752-4(b)  or  any   successor   regulation
thereto.

      "Rent-Up Reserve" shall mean the reserve maintained  pursuant
      -----------------
to Section 6.14.A to fund operating deficits occurring during rent-up of the Property.

      "Replacement  Reserve"  shall  mean  the  reserve  maintained
      ----------------------
pursuant   to  Section   6.14.B  to  make   capital   repairs   and
improvements.

      "Retirement"  (including  the  verb  form  "Retire"  and  the
      ------------
adjective form "Retiring") means as to a General Partner, the occurrence of death, adjudication of insanity or incompetence,
Event of Bankruptcy, dissolution, or voluntary or involuntary withdrawal from the Partnership for any reason, and shall constitute "retirement" for purposes of the Uniform Act. "Retirement" shall also mean the sale, assignment, transfer or encumbrance by a General Partner of its interest as a General
Partner. A General Partner which is a corporation, limited liability company or partnership shall be deemed to have sold, assigned, transferred or encumbered its interest as a General Partner in the event of any sale, assignment, transfer or encumbrance of a controlling interest in a corporate or limited liability company General Partner or of a general partner interest in a General Partner which is a partnership.

      "Schedule"  means  Schedule A of Partners  annexed  hereto as
      ----------
amended from time to time and as so amended at the time of reference thereto.

      "Special  Limited  Partner" means Heartland  Special Limited,
      ---------------------------
Inc., a Wisconsin corporation, or such other Person as it may substitute pursuant to Section 9.4 hereof.

      "Stabilized  Occupancy" means the achievement of occupancy of
      -----------------------
at least 90% of the dwelling units in the Property by Qualified Tenants at rent levels not less than the rents set forth on
Exhibit 2 hereto  for each of three  consecutive  months  following
Full Completion.

      "State" means the State of Iowa.
      -------

      "Substitute   Limited   Partner"  means  any  Person  who  is
      -------------------------------
admitted to the Partnership as a Limited Partner under the provisions of Sections 9.2 or 9.4.

      "Uniform Act" means the Uniform  Limited  Partnership  Act as
      -------------
adopted by the State.

      "Vessel"  shall have the  meaning  given to it in the Federal
      --------
Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sec. 9601 et seq., as amended, and shall also include any meaning given to analogous property under other Hazardous Waste Laws.


12. -- USDA-Rural Development Regulations

      12.1.Change in General Partner.

      Notwithstanding any provisions in this Partnership Agreement to the contrary, so long as the Partnership has a loan made or
insured  by  the  United   States  of   American   acting   through
USDA-Rural Development, the Partners will not change the membership by either the admission or voluntary withdrawal of any General Partner(s), nor permit the General Partner(s) to maintain less than a five percent (5%) financial interest in the Partnership, nor cause or permit voluntary dissolution of the Partnership, nor alter, amend or repeal this Partnership Agreement without the written consent of USDA-Rural Development. Furthermore, after payment of the debts and liabilities of the Partnership, not less than five percent (5%) of the remaining assets from the sale of refinancing of the Property shall be distributed to the General Partner(s).

      12.2.USDA-Rural Development Loan.

      The  Partnership  is  authorized  to  execute  all  documents required by USDA-Rural Development with respect the Permanent Loan and the construction, development and operation of the Property subject to the Permanent Mortgage and all other agreements with USDA-Rural Development. All incoming Partners as a condition to being admitted to the Partnership as a Partner shall by execution of a counterpart hereof agree to be bound by such documents in the same manner and on the same terms as the other Partners. Upon the Partnership's dissolution, no title or right to possession and control of the Property and no rights to collect rents therefrom shall pass to any person not bound by such USDA-Rural Development documents in the same manner as the Partners. If there is any inconsistency between this Agreement and such USDA-Rural Development documents and regulations, the USDA-Rural Development documents and regulations shall prevail.

      WITNESS  the  execution  hereof  as of the 1st day of  March, 2000.

GENERAL PARTNER                                 SPECIAL LIMITED PARTNER

Burns & Burns, L.C.                             Heartland Special Limited, Inc.


By:   --------------------------                By:   --------------------------
      Robert P. Burns, Manager                        Ruth A. Domack, President



INVESTOR LIMITED PARTNER                        WITHDRAWING LIMITED PARTNER

Alliant Energy Investments, Inc.                Jesse D. Burns


By:   -------------------------------
      Thomas L. Aller, Vice President



STATE OF IOWA        )
                     ) ss.
COUNTY OF JOHNSON    )

      On this _______ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Robert P. Burns, known to me to be Manager of Burns & Burns, L.C., who executed the above instrument on behalf of said limited liability company and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said entity.


                               ______________________________
                               Notary Public

                               My commission expires:_________

STATE OF IOWA        )
                     ) ss.
COUNTY OF LINN       )

      On this _______ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Thomas L. Aller, known to me to be Vice President of Alliant Energy Investments, Inc., who executed the above instrument on behalf of said corporations and acknowledged to me that he executed the same as his free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________



STATE OF WISCONSIN   )
                     ) ss.
COUNTY OF DANE       )

      On this _______ day of March, 2000, before me, the undersigned, a Notary Public in and for said State, personally came Ruth A. Domack, known to me to be President of Heartland Special Limited, Inc., who executed the above instrument on behalf of said corporations and acknowledged to me that she executed the same as her free act and deed and the free act and deed of said corporation.


                               ______________________________
                               Notary Public

                               My commission expires:_________

      FORT MADISON IHA II SENIOR HOUSING LIMITED PARTNERSHIP

                Schedule A -- Schedule of Partners


                              Total        Paid-in       Share of
                            Agreed-to      Capital        Total
    GENERAL PARTNERS         Capital    Contribution*  Partner Class
    -----------------     Contribution  ------------     Interest
                          -------------                ------------


Burns & Burns, L.C.           $100          $100          100%
319 E. Washington Street
Suite 111
Iowa City, IA 52244


LIMITED PARTNERS
----------------

Special Limited Partner
-----------------------

Heartland Special
Limited, Inc.                 $100          $100          0.01%
Hovde Building, 6th Floor
122 West Washington
Avenue
Madison, WI 53703-2718


Investor Limited Partner
------------------------

Alliant Energy
Investments, Inc.           $592,000      $473,600       99.99%
  Heartland Special
Limited, Inc.
Hovde Building, 6th Floor
122 West Washington
Avenue
Madison, WI 53703-2718

___________________

*  Paid-in  Capital  Contribution  as of the date of this  Schedule
A. Future Installments of Capital Contribution are due from the Investor Limited Partner at the times set forth in this Partnership Agreement.

                             Exhibit 1




                   LEGAL DESCRIPTION OF PROPERTY

                             Exhibit 2




                   PROJECTED INITIAL RENT LEVELS
                      AND OPERATING EXPENSES

                             Exhibit 3




                       REPORTING GUIDELINES

Response to SEC request
File No. 70-9323
Reporting period 1/1/00 through 6/30/00

Exhibit C



4.    The amounts of investment made by HPI during the Reporting
      Period in the LIHTC properties authorized in the SEC's order dated August 13, 1999 are as follows:

      7/1/99 - 12/31/99
      -----------------
      Fort Madison IHA Senior Housing Limited Partnership        $521,436
      Wagon Wheel Limited Partnership                             864,756
      Fond du Lac Senior Housing Limited Partnership                  200

      1/1/00 - 6/30/00
      ----------------
      Pickerel Park Associates Limited Partnership                451,721
      Meadow Wood Associates of Carroll Phase II, L.P.            578,505
      Fort Madison IHA II Senior Housing Limited Partnership      473,700
                                                              -----------
                                                              $ 2,890,318


      The cumulative amount of investment made by HPI in the LIHTC
      properties authorized   in the SEC's order dated August 13,
      1999 is $ 2,890,318 leaving a balance available for investment of $47,109,682.